1933 Act File No. 333-186987

1940 Act File No. 811-22808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☐REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO. _

☑ POST-EFFECTIVE AMENDMENT NO. 4

☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑ AMENDMENT NO. 7

PREDEX

Principal Executive Offices

17605 Wright Street, Suite 2

Omaha, NE 68130

(402) 493-4603

Agent for Service

The Corporation Trust Company

Corporation Trust Center

1209 Orange St.

Wilmington, DE 19801

Copies of information to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, Suite 1700 Columbus, Ohio 43215 (614) 469-3200	Bryan C. Sutherland, Esq. Gemini Fund Services, LLC 80 Arkay Drive Hauppauge, NY 11788 (631) 470-2733

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check applicable box):

☐ when declared effective pursuant to section 8(c), or as follows:

☐ immediately upon filing pursuant to paragraph (b) of Rule 486.

☐ on (date) pursuant to paragraph (b) of Rule 486.

☑ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

PROSPECTUS

Class I Shares (PRDEX)

Shares of Beneficial Interest

February [_], 2018

PREDEX (the "Fund") is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information ("SAI") dated February [_], 2018, has been filed with the Securities and Exchange Commission ("SEC"). The SAI is available upon request and without charge by writing PREDEX at c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130, or by calling toll-free 1-877-940-7202. The table of contents of the SAI appears on page 26 of this prospectus. You may request the Fund's SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-877-940-7202. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC's website at http://www.sec.gov. The address of the SEC's website is provided solely for the information of prospective shareholders and is not intended to be an active link. Additional information may also be found by visiting the Fund’s website at https://www.predexfund.com.

Investment Objective. The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

Securities Offered. The Fund engages in a continuous offering of shares. The Fund has registered 4,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Northern Lights Distributors, LLC (the "Distributor"), under the terms of this prospectus, 4,000,000 shares of beneficial interest, less shares previously sold, at the Class I net asset value ("NAV") without any sales load. As of February [_], 2018 the NAV was $[25.__]. The minimum initial investment by a shareholder is $1,000,000 for all types of accounts. However, investment advisers may aggregate client accounts for the purpose of meeting the investment minimum. Also, the Fund or the Adviser may waive the minimum investment at either's discretion. Subsequent investments may be made in any amount. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares of the Fund will be sold at the next determined respective class-specific NAV, plus any applicable sales load. See “Plan of Distribution.” The Fund's continuous offering is expected to continue indefinitely in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”).

Privately Offered Real Estate Funds. The Fund invests up to 95% of its net assets (measured on a quarterly basis), under normal circumstances, in privately offered securities of non-traded institutional real estate funds ("Institutional Private Funds"). Because the majority of Institutional Private Funds only accept investors quarterly (the others are more frequent), the Fund may have over 25% of its assets invested in "Public Funds" (as defined below) between quarter ends or, with respect to the non-traded publicly-offered subset of Public Funds, as part of its long-term strategy. Together, Institutional Private Funds and Public Funds are referred to as "Underlying Investment Vehicles." Institutional Private Funds employ leverage through borrowing, are illiquid, subject to significant loss, and difficult to value. In addition, these funds are not regulated by the SEC and are not subject to the protections of the Investment Company Act of 1940, as amended ("1940 Act"). The Fund may use leverage (i.e. borrowing money to make additional investments) and may indirectly use leverage because the Underlying Investment Vehicles in which it invests use leverage. The Fund attempts to limit its investments in Underlying Investment Vehicles to those using leverage of 55% or less. However, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual leverage in the Underlying Investment Vehicles can, on any day, exceed 55%. Because the Fund concentrates its investments in real estate related funds, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and is exposed to greater risk than a portfolio exposed to more asset classes and economic sectors. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Publicly Offered Real Estate Funds. The Fund may also invest in publicly offered exchange-traded funds, closed-end funds, mutual funds and other non-traded funds that may offer daily or monthly liquidity ("Public Funds") that invest the majority of their assets in real estate and real estate related industry securities. Public Funds are exchange-traded or those that may offer daily or monthly redemption to investors. The Fund may invest in Public Funds as a substitute for Institutional Private Funds while awaiting the next investment window for Institutional Private Funds or, with respect to the non-traded publicly-offered subset of Public Funds, as part of its long-term strategy. The Fund may also invest in short-term liquid investments such as, money market mutual funds or T-Bills while awaiting the next investment window.

FShares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid. There is no secondary market for the Fund's shares, and it is not anticipated that a secondary market will develop. Moreover, shares of the Fund are not redeemable and not appropriate for investors requiring liquidity. Although the Fund will offer to repurchase at least 5% of its shares on a quarterly basis in accordance with the Fund's repurchase policy, the Fund will otherwise not be required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests or shares of any security. Moreover, the Fund is not required to extend, and shareholders should not expect the Fund's Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares. Accordingly, regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn. If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity. The Fund's payments to shareholders may consist in whole or in part of a return of capital and may result in potentially adverse tax consequences to the Fund and its shareholders.

Investing in the Fund's shares involves risks. See "Risk Factors" below in this prospectus.

Investment Adviser

PREDEX Capital Management, LLC

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading "Risk Factors."

The Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company. See "The Fund." The Fund is an interval fund that will offer to make quarterly repurchases of shares at class-specific net asset value per share ("NAV"). See "Quarterly Repurchases of Shares."

Investment Objective and Policies. The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

The Fund invests in privately offered, non-traded, perpetual-life institutional real estate funds ("Institutional Private Funds"). The majority of Institutional Private Funds only accept investors quarterly (the others are more frequent). Additionally, Institutional Private Funds may occasionally be temporarily closed to new investors or additional investments. As a result, when the Fund has cash in its portfolio, it invests that cash in publicly offered real estate funds or short-term liquid investments such as money market mutual funds or T-Bills, until the next investment "window" of the Institutional Private Funds open.

Publicly offered real estate funds consist of exchange-traded funds ("ETFs"), closed-end funds, mutual funds and other non-traded publicly-offered funds that may offer daily or monthly liquidity (“Public Funds”) that invest the majority of their assets in real estate and real estate related industry securities. Together, Institutional Private Funds and Public Funds are referred to as "Underlying Investment Vehicles." The Fund refers to the Institutional Private Funds as "institutional" because, due to their unregistered status and high investment minimums, they are marketed and sold to institutional investors. Institutional Private Funds typically invest directly in real estate. Public Funds typically invest directly or indirectly in real estate by investing in securities, i.e. equity real estate investment trusts, commonly referred to as equity REITs. Investors in Underlying Investment Vehicles acquire common stock, partnership or membership interests, or shares of beneficial interest. Neither the Adviser nor any of its affiliates act as the investment adviser or the party responsible for operating any other funds. The Adviser selects Underlying Investment Vehicles without restriction as to capitalization.

The Fund concentrates investments in the real estate industry, because, under normal circumstances, it invests (through Underlying Investment Vehicles) at least 75% of its assets in real estate industry funds. This policy is fundamental and may not be changed without shareholder approval. Based on SEC staff interpretations of the Investment Company Act of 1940, as amended ("1940 Act"), a fund is considered concentrated if it invests 25% or more of its assets in securities of issuers in the same industry or group of industries. The Fund's SAI contains a list of all of the fundamental investment policies of the Fund, under the heading "Investment Objective and Policies."

The Fund may directly use leverage (i.e. borrowing money to make additional investments) and indirectly uses leverage because the Underlying Investment Vehicles in which it invests use leverage. The Fund attempts to limit its investments in Underlying Investment Vehicles to those using leverage of 55% or less. However, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual leverage in any Underlying Investment Vehicle can, on any day, exceed 55%. When the Adviser makes investment decisions, it attempts to limit the Fund's indirect use of leverage. The Adviser's goal is to limit the average use of leverage by all of the Underlying Investment Vehicles in the Fund's portfolio (as measured by the weighted average of its portfolio) to 40% or less. Here too, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual weighted average leverage of the Fund's investment portfolio can, on any day, exceed 40%.

The Fund may borrow for investment purposes, for temporary liquidity and to satisfy repurchase requests from Fund shareholders. The Adviser monitors the Fund's investment portfolio to measure average leverage based upon the latest information available for each Underlying Investment Vehicle, which is reported at least quarterly for each Underlying Investment Vehicle. However, the Adviser does not have access to more frequent reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle leverage exceeds the Adviser's expectation, it will investigate the reason for the increase in leverage and request daily leverage reports from that fund's manager. The Adviser will dispose of the position if it

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determines that the increase in leverage is an active decision of the fund manager or non-temporary. See "Investment Objective, Policies and Strategies." The Fund invests, through Underlying Investment Vehicles, without restriction as to issuer capitalization.

Investment Strategy. The Fund invests in Institutional Private Funds and Public Funds. The Adviser selects Underlying Investment Vehicles based on the Adviser's assessment of each fund's ability to produce consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

Institutional Private Funds

The Adviser selects Institutional Private Funds that meet the following criteria:

o	Real Estate - at least 80% of the market value of its net assets must be invested in real estate and no more than 20% invested in cash or equivalents.
o	Investments - at least 80% of the market value of its real estate net assets must be invested in private equity real estate.
o	Domain - at least 95% of the market value of real estate net assets must be invested in US markets.
o	Property Types - at least 80% of the market value of its real estate net assets must be invested in office, industrial, apartment and retail property types.
o	Life Cycle - at least 75% of market value of real estate net assets must be invested in properties that are operating (i.e., currently have tenants and revenue).
o	Leverage - no more than 55% leverage. Leverage is borrowing money to make additional investments.

The Adviser relies upon quarterly or more frequent reports, if available, from Institutional Private Funds to monitor consistency with the criteria above and will adjust the Fund's investment portfolio to maintain the criteria above.

Public Funds

Because the majority of Institutional Private Funds only accept investors quarterly (the others are more frequent), the Fund may have over 25% of its assets invested in Public Funds between quarter ends. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. The Adviser selects real estate Public Funds that the Adviser believes will deliver investment returns similar to Institutional Private Funds based on the Adviser's evaluation of fund expenses, management experience, investment objective and strategy. The Adviser sells Public Fund shares to make investments in Institutional Private Funds and to fund quarterly repurchases of the Fund's shares.

Underlying Investment Vehicles

Both Institutional Private Funds and Public Funds invest in interest rate swaps and caps to hedge interest rate risk.

Investment Adviser and Fee. PREDEX Capital Management, LLC, the investment adviser to the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was formed during January 2013 for the purpose of advising the Fund and has no other clients. The Adviser is entitled to receive a monthly fee at the annual rate of 0.55% of the Fund's daily average net assets. The Adviser and the Fund have entered into a contractual expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.20% per annum of the Fund's average Class I shares daily net assets (the “Expense Limitation”) through April 30, 2019. Expenses may exceed 1.20% if the Fund incurs expenses not subject to the Expense Limitation. In consideration of the Adviser's

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agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement will remain in effect through April 30, 2019, unless and until the Board of Trustees (the “Board”) approves its modification or termination. This agreement may be terminated only by the Fund's Board. After its term, the Expense Limitation Agreement may be renewed at the Adviser's and Board's discretion. See “Management of PREDEX.”

Administrator, Accounting Agent and Transfer Agent. Gemini Fund Services, LLC ("GFS") serves as the administrator, accounting agent and transfer agent of the Fund. See "Management of PREDEX."

Closed-End Fund Structure. Closed-end funds differ from open end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund's shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) quarterly, which is discussed in more detail in the next paragraph regarding Investor Suitability.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity where the only source of liquidity is the Fund's quarterly offer to repurchase 5% of the shares outstanding at class-specific NAV. The Fund's shares should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at class-specific NAV, of no less than 5% of its shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase up to and including 5% of such shareholder's shares in each quarterly repurchase. Limited liquidity will be provided to shareholders only through the Fund's quarterly repurchases. The Fund maintains liquid securities (Public Funds, money market mutual funds, short-term U.S. T-Bills) or access to a bank line of credit in amounts sufficient to meet quarterly redemption requirements. From the time it sends a notification to shareholders of the repurchase offer until the repurchase pricing date, a percentage of the Fund's assets equal to at least 100% of the repurchase offer amount shall consist of liquid securities, or, in the alternative, access to a bank line of credit. For example, if the Fund offers to repurchase 5% of its shares, then at least 5% of its net assets will be represented by liquid securities, or, in the alternative, access to a bank line of credit. See "Quarterly Repurchases of Shares."

Summary of Risks.

Investing in the Fund involves risks. You may receive little or no return on your investment or you may lose your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund's shares. See "Risk Factors." The following describes the principal investment risks faced by the Fund.

Distribution Policy Risk. The Fund's distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a payment that is a return of capital, rather than a distribution (i.e. dividend and capital gain distributions). A return of capital results in less of a shareholder's assets being invested in the Fund and, over time, increases the Fund's expense ratio. A return of capital may also reduce a shareholder's tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

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Institutional Private Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Institutional Private Fund level. The Fund's performance depends in large part upon the performance of the Institutional Private Fund managers and their selected strategies. The majority of Institutional Private Funds permit redemptions only quarterly (the others are more frequent) and these withdrawal limitations restrict the Adviser's ability to terminate investments in Institutional Private Funds. If values are falling, the Fund will not be able to sell its Institutional Private Funds and the value of Fund shares will decline. Institutional Private Funds are not publicly traded and therefore are not liquid investments. As a result, the Fund's Board will depend on the Institutional Private Funds to provide a valuation of the Fund's investment to the Adviser as part of the fair valuation process. These values could vary from the fair value of the investment that may be obtained if such investment were eventually sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund's asset manager and/or management to provide valuations. These managers may have a valuation conflict of interest because higher valuations generate higher management fees. In addition to valuation risk, shareholders of Institutional Private Funds are not entitled to the protections of the 1940 Act. For example, Institutional Private Funds may not require shareholder approval of advisory contracts, may employ high leverage, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the performance of the investment manager, the financial leverage of the issuer, and reduced demand for the properties and services of the issuer. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence because the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. There is currently no secondary market for Fund shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at class-specific NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund's repurchase policy of offering to repurchase a limited amount of shares (at least 5%) quarterly. The Fund's Institutional Private Fund investments are also subject to liquidity risk because they generally offer only quarterly redemption. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser's investment strategy is subject to risk because Underlying Investment Vehicles selected by the Adviser may have low or negative returns. The Fund's portfolio managers and the other officers of the Adviser have no prior experience managing a closed-end interval fund. The Adviser will not be able to invest all of the Fund's assets because some assets will be used to pay Fund operating expenses.

Market Risk. An investment in the Fund's shares is subject to investment risk. An investment in the Fund's shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Public Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees and expenses at the Public Fund level. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expense. Closed-end funds typically trade at discounts to their net asset value and this discount may worsen following an investment by the Fund. The Fund's performance depends, in part, upon the performance of the fund managers and their strategies. Each Public Fund is subject to its strategy-specific risks: varying amounts of leverage risk, illiquidity risk, concentration in real estate securities risk, small to medium capitalization issuer risk and market risk.

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Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in Underlying Investment Vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more asset classes and economic sectors. The Adviser monitors each Underlying Investment Vehicle, using the most currently available information, to assure adherence to the vehicle's real estate investment strategy as described in its offering materials. The Adviser will dispose of an investment if it fails to maintain a real estate investment strategy. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

REIT Risk. Equity REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors: supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Fund shareholders will also indirectly bear fees and expenses of equity REITs in addition to those at the Fund level.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares.

The Fund is indirectly exposed to the following risks through its investments in Underlying Investment Vehicles.

Interest Rate Swap and Cap Risk. Interest rate swap and cap agreements are subject to the risk that the counterparty to the agreement will default on its obligation to pay the Underlying Investment Vehicle. These agreements are also subject to leverage risk, because payments are based "notional" amounts that exceed the amount invested, if any.

Leveraging Risk. The use of leverage (borrowing money to purchase properties or securities) will cause the Fund and an Underlying Investment Vehicle to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund or the Underlying Investment Vehicle is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. When an Underlying

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Investment Vehicle uses leverage, the Fund indirectly uses leverage and is subject to the same risks. The Adviser receives quarterly reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle's leverage exceeds the Adviser's expectation that is based on offering documents and quarterly reports, it will request daily leverage reports from that fund's manager, but cannot compel daily reporting.

U.S. Federal Income Tax Matters.

The Fund elects to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Internal Revenue Code (the "Code"). In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See "U.S. Federal Income Tax Matters."

Dividend Reinvestment Policy.

The Fund intends to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder's distributions will be reinvested in additional shares under the Fund's dividend reinvestment policy. Shareholders who elect not to participate in the Fund's dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See "Dividend Reinvestment Policy."

Custodian.

The Bank of New York Mellon serves as the Fund's custodian. See "Management of PREDEX."

SUMMARY OF FUND EXPENSES

Annual Expenses (as a percentage of net assets attributable to common shares)	Class I
Management Fees	0.55%
Other Expenses [1]
Shareholder Servicing Expenses	0.10%
Remaining Other Expenses	0.83%
Total Annual Expenses	31.48%
Fee Waiver [2]	(0.28)%
Total Annual Expenses (after fee waiver)	1.20%
1.	Estimated for the current fiscal year.
2.	The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund until at least April 30, 2019 (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.20% per annum of the Fund's Class I shares average daily net assets, (the Expense Limitation). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement will remain in effect unless and until the Board approves its modification or termination.

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The Summary of Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in "Management of PREDEX" starting on page 13 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$$[_]	$$[_]	$$[_]	$$[_]

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by GFS, currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one Class I share of beneficial interest outstanding throughout the period presented.

	For the Semi- Annual Period Ended Oct. 31, 2017	For the Year(2) Ended April 30, 2017		For the Year Ended April 30, 2016	For the Year Ended April 30, 2015	For the Year Ended April 30, 2014	For the Period Feb. 5, 2013(1) to April 30, 2013
	(unaudited)

Net Asset Value, Beginning of Period	$25.19	$25.00		$25.00	$25.00	$25.00	$ -
From Operations:
Net investment income (a)	0.22	0.00		-	-	-	-
Net gain from investments
(both realized and unrealized)	0.48	0.31		-	-	-	-
Total from operations	0.70	0.31		-	-	-	-

Less distributions:
From net investment income	(0.20)	(0.11)		-	-	-	-
From net realized gain	-	(0.01)		-	-	-	-
Total distributions	(0.20)	(0.12)		-	-	-	-

Net Asset Value, End of Period	$25.69	$25.19		$25.00	$25.00	$25.00	$ -

Total Return (b)	2.78%	1.27%		0.00%	0.00%	0.00%	0.00%	(d)

Ratios/Supplemental Data
Net assets, end of period (in 000's)	$41,647	$39,871		$100	$100	$100	$ -
Ratio of expenses to average net assets(f),
before reimbursement	1.51%	3.63%	(h)	57.26%	2.25%	30.01%	0.00%	(c)(e)
net of reimbursement	1.20%	1.20%	(h)	0.00%	0.00%	0.00%	0.00%	(c)
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Ratio of net investment income to average net assets (g)	1.68%	0.02%	(h)	0.00%	0.00%	0.00%	0.00%	(c)
Portfolio turnover rate	0%	0%		0%	0%	0%	0%	(d)

________________

(1)	Date of organization of the Fund.
(2)	Commencement of operations was July 1, 2016.
(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains, if any.
(c)	Annualized.
(d)	Not annualized.
(e)	There were no net assets at April 30, 2013.
(f)	Does not include expenses of investment companies in which the Fund invests.
(g)	Recognition of net investment income by the Fund is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Recurring expenses that were not charged until the fund commenced operations on July 1, 2016 have been annualized.

The Fund's complete audited Financial Statements which include the Financial Highlights presented above, and independent registered public accounting firm's report thereon contained in the Fund's annual report dated April 30, 2017, and unaudited Financial Statements which include the unaudited Financial Highlights presented above contained in the Fund's semi-annual report dated October 31, 2017, are incorporated by reference in the Fund's SAI. The Fund's SAI, annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at 1-877-940-7202.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on February 5, 2013. The Fund's principal office is located at 17605 Wright Street, Suite 2, Omaha, NE 68130, and its telephone number is 1-402-493-4603.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, will be invested in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt. The Fund pays offering expenses incurred with respect to its initial and continuous offering, less amounts advanced pursuant to the Expense Limitation Agreement. Pending investment of the proceeds in accordance with the Fund's Institutional Private Fund investment strategy the Fund invests in Public Funds or short-term liquid investments such as, money market mutual funds or T-Bills. Investors should expect that before the Fund's Adviser has fully invested the proceeds in a combination of Institutional Private Funds and Public Funds that it considers optimal, the Fund's returns may be lower than expected.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

The Fund's SAI contains a list of the fundamental investment policies (those that may not be changed without a shareholder vote) of the Fund under the heading "Investment Objective and Policies."

The Adviser's Strategy

The Fund invests up to 95% of its total assets in Institutional Private Funds under normal circumstances. Some Institutional Private Funds are included in the National Council of Real Estate Investment Fiduciaries Open End Diversified Core Equity Index (the "NFI-ODCE Index" or "Index"). Under normal market conditions, the Fund invests at least 50% of its Institutional Private Fund assets in Index-members. The balance of its allocation to Institutional Private Funds is to non-Index members.

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The Adviser selects non-Index Institutional Private Funds that it believes will provide investment returns similar to those funds that are in the Index, but are not included in the Index solely because they do not meet the leverage, diversification or timeliness of reporting requirements of the Index. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Institutional Private Funds only to the extent that, on average, the Fund's portfolio of Institutional Private Funds meets the investment criteria for the NFI-ODCE Index. The majority of Institutional Private Funds typically accept investments on a quarterly basis (the others are more frequent), and may occasionally be closed to new investors or additional investments. As a result, when the Fund has cash in its portfolio, it invests that cash in publicly offered real estate funds and/or short-term liquid investments such as, money market mutual funds or T-Bills, until the next investment "window" of the Institutional Private Funds opens. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. Publicly offered real estate funds are not Index-members.

These publicly offered real estate funds consist of exchange-traded funds ("ETFs"), closed-end funds, mutual funds and other non-traded funds that may offer daily or monthly liquidity (“Public Funds”) that invest the majority of their assets in real estate and real estate related industry securities. Together, Institutional Private Funds and Public Funds are referred to as "Underlying Investment Vehicles." The Fund refers to the Institutional Private Funds as "institutional" because, due to their unregistered status and high investment minimums, they are marketed and sold to institutional investors. Institutional Private Funds typically invest directly in real estate and Public Funds typically invest directly or indirectly in real estate by investing the majority of their assets in equity real estate investment trusts, commonly referred to as equity REITs. Equity REITs are pooled investment vehicles that invest the majority of their assets in income-producing real estate.

Because Institutional Private Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to the Institutional Private Fund used by the Adviser to provide a valuation of the Fund's investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund's asset manager and/or management to provide valuations. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Institutional Private Funds. Quarterly unaudited financial statements are provided by Institutional Private Funds, which if inaccurate could adversely affect the Adviser's ability to value accurately the Fund's shares. In its evaluation of asset managers of Institutional Private Funds, the Adviser will have the same access to information as any other institutional investor. The Fund's Board of Trustees is responsible for the valuation process, but delegates execution of certain aspects of pricing to the Adviser. The Board of Trustees evaluates the reasonableness and accuracy of the fair value process and will adjust the valuation process if valuation problems arise.

The NFI-ODCE Index is maintained by National Council of Real Estate Investment Fiduciaries (NCREIF). NCREIF is a not-for-profit trade association that provides to its membership, and the academic and investment community, commercial real estate data. Its membership is composed of investment managers, plan sponsors, academicians, consultants, appraisers, CPAs and other service providers involved in institutional real estate investments. NCREIF is not regulated by any federal or state agency. Index returns and other information are available free of charge at www.ncreif.org. The NFI-ODCE Index is composed of privately offered, non-traded institutional real estate funds that do not have a set termination date or finite life. These funds offer periodic subscriptions and redemptions. To be in the Index, a fund must comply with the NCREIF Real Estate Information Standards, consisting of annual audits, quarterly valuations and time-weighted returns. Furthermore, a fund must submit information in accordance with the NCREIF data policies. Index returns are capitalization-weighted based on the size of the funds in the Index and reported gross of fees. The Index is reconstituted on a calendar quarter basis when a fund closes or no longer meets inclusion criteria or when NCREIF accepts new funds. There is no minimum fund capitalization for inclusion in the index and the range of capitalization of funds in the index is not publicly available. Neither NCREIF nor the NFI-ODCE Index are regulated by the SEC. NFI-ODCE Index criteria are determined by a committee of NCREIF and may be revised from time to time. If criteria are changed, the Fund will notify shareholders and revise its prospectus accordingly, including disclosing the impact on investment strategy and portfolio characteristics.

Quarterly returns for the last 10 calendar years for the NFI-ODCE Index are presented below. The NFI-ODCE Index returns are capitalization-weighted and reported gross of fees. Annual returns are computed from quarterly returns.

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	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Qtr 1	3.93%	1.37%	-13.69%	0.75%	4.01%	2.82%	2.68%	2.52%	3.39%	2.18%
Qtr 2	5.07%	0.32%	-9.03%	4.32%	4.62%	2.58%	3.86%	2.93%	3.82%	2.13%
Qtr 3	4.00%	-0.63%	-7.32%	5.45%	3.52%	2.77%	3.56%	3.24%	3.68%	2.07%
Qtr 4	2.11%	-10.94%	-3.48%	4.99%	2.97%	2.35%	3.17%	3.26%	3.34%	2.11%

Year	15.96%	-10.00%	-29.76%	16.36%	15.99%	10.94%	13.94%	12.49%	15.01%	8.77%

The Adviser selects Institutional Private Funds that meet the following criteria:

o	Real Estate - at least 80% of the market value of its net assets must be invested in real estate and no more than 20% invested in cash or equivalents.
o	Investments - at least 80% of the market value of its real estate net assets must be invested in private equity real estate properties.
o	Domain - at least 95% of the market value of real estate net assets must be invested in US markets.
o	Property Types - at least 80% of the market value of its real estate net assets must be invested in office, industrial, apartment and retail property types.
o	Life Cycle - at least 75% of market value of real estate net assets must be invested in properties that are operating (i.e., currently have tenants and revenue).
o	Leverage - no more than 55% leverage. Leverage is borrowing money to make additional investments.

Institutional Private Funds. Institutional Private Funds are real estate investment funds managed by institutional asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Institutional Private Funds are exempt from registration under the Investment Company Act of 1940, as amended ("1940 Act"). Institutional Private Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments, foundations and pension funds. By investing in such Institutional Private Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

The Fund's investments in Institutional Private Funds will be made through the purchase of common stock or limited partnership or membership interests in such funds. In addition, distributions received by the Fund from Institutional Private Funds may consist of dividends, capital gains and/or return of capital.

Public Funds. The Adviser may use Public Funds when Institutional Private Funds are closed to new investments outright or between subscription periods. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. When selecting individual Public Fund investments, the Adviser evaluates Public Fund asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser also assesses the likely risks and returns of the investment strategies utilized by the management of the Public Funds, and evaluates the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in Public Funds whose expected returns are determined to be similar to those of the Institutional Private Funds. The Adviser sells Public Fund shares to make investments in Institutional Private Funds and to fund quarterly repurchases of Fund shares.

ETFs and Closed-End Funds. ETFs and closed-end funds are typically managed by professionals and provide investors with diversification, cost and potential tax efficiency, liquidity, and some provide quarterly dividends. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. A closed-end fund may be designed to track a particular market segment or index or may be managed based on its adviser's strategy. Closed-end funds and ETFs are listed on major stock exchanges and are traded like common stocks.

Mutual Funds. Mutual Funds selected by the Adviser are managed with an investment objective of seeking to replicate the performance of the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index.

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Most index mutual funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover. The Adviser may also select mutual funds that are actively managed and that do not follow an index-based strategy.

Equity REITs Generally.

Distributions. Payments received indirectly by the Fund from equity REITs may consist of dividends, capital gains (distributions) and/or a return of capital. REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See "U.S. Federal Income Tax Matters."

The Fund invests through a mutual fund indirectly in real estate investment trusts. Equity REITs are pooled investment vehicles that invest in income-producing real estate. The market value of equity REIT shares and the ability of equity REITs to distribute income may be adversely affected by numerous factors: rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and zoning laws, and other factors beyond the control of the issuers.

The Fund concentrates investments in the real estate industry because, under normal circumstances, it invests over 75% of its net assets in real estate industry funds. This policy is fundamental and may not be changed without shareholder approval.

Underlying Investment Vehicles

Derivatives

Both Institutional Private Funds and Public Funds may invest in interest rate swaps and caps to hedge interest rate risk. An interest rate swap is an agreement between two parties to exchange periodic payments based on the difference between a fixed interest rate and a floating interest rate. An interest rate cap is similar except that one party pays the other for the right to receive payments when a floating exceeds an agreed upon threshold level. These instruments are used to hedge an Underlying Investment Vehicle's portfolio against rising interest rates.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) investment policies of the Fund under the heading "Investment Objective and Policies."

Other Information Regarding Principal Investment Strategies

When awaiting investment in Institutional Private Funds, the Adviser may determine that the Fund should invest in short-term liquid investments such as, money market mutual funds or T-Bills. In these cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund's cash balances in any money market mutual funds it deems appropriate based on each money market mutual fund's expenses, management experience, and strategy. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund's portfolio managers are subjective.

The Fund has adopted a fundamental policy prohibiting issuance of preferred shares. Additionally, the Fund has adopted a fundamental policy prohibiting issuance of debt securities. These policies may not be changed without shareholder approval. However, the Fund may borrow for investment purposes, for temporary liquidity or to meet shareholder repurchase requests.

The frequency and amount of portfolio purchases and sales (known as the "portfolio turnover rate") will vary from year to year. The portfolio turnover rate is not expected to exceed 100%. Higher rates of portfolio turnover may generate short-term capital gains taxable as ordinary income.

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There is no assurance what portion, if any, of the Fund's investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund's distributions will be designated as qualified dividend income. See "U.S. Federal Income Tax Matters." If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See "Tax Status" in the Fund's SAI.

RISK FACTORS

An investment in the Fund's shares is subject to risks. The value of the Fund's investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund's shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its investments in Underlying Investment Vehicles as well as its direct risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

Distribution Policy Risk. The Fund's distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a distribution being reclassified as a return of capital resulting in less of a shareholder's assets being invested in the Fund and, over time, increase the Fund's expense ratio. The Fund's distributions may be reclassified such that they consist in whole or in part of a return of capital. A return of capital may also reduce a shareholder's tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Institutional Private Fund Risk. The Fund's shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Institutional Private Fund level. The Fund's performance depends in large part upon the performance of the Institutional Private Fund managers and their selected strategies. The majority of Institutional Private Funds have withdrawal limitations in the form of quarterly redemptions (the others are more frequent). These redemption provisions, also restrict the Adviser's ability to terminate investments in Institutional Private Funds. If values are falling, the Fund will not be able to sell its Institutional Private Funds and the value of Fund shares will decline. Institutional Private Funds are not publicly traded and therefore are not liquid investments. As a result, the Fund's Board of Trustees will depend on the Institutional Private Funds to provide a valuation of the Fund's investment to the Adviser as part of the fair valuation process. These values could vary from the fair value of the investment that may be obtained if such investment were eventually sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund's asset manager and/or management to provide valuations. These managers may have a valuation conflict of interest because higher valuations generate higher management fees. In addition to valuation risk, shareholders of Institutional Private Funds are not entitled to the protections of the 1940 Act. For example, Institutional Private Funds may not require shareholder approval of advisory contracts, employ leverage higher than other investment vehicles such as a mutual fund, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics expose shareholders to the possible risk of total loss on a shareholder's investment.

The Fund may not be able to invest in certain Institutional Private Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to an Institutional Private Fund. The Fund's investments in certain Institutional Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. Lock-up periods are minimum holding periods and periods when the issuer temporarily suspends redemptions, which typically occur during periods of market volatility or high levels of redemption requests by Institutional Private Fund investors. The Fund may invest indirectly a substantial portion of its assets in Institutional Private Funds that follow a particular type of investment strategy, which exposes the Fund to the risks of that strategy. Most of the Fund's assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

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Some of the Institutional Private Funds have made an election to be treated as a REIT for federal tax purposes or operative subsidiaries that have made such an election. Consequently, the tax risks described below under "REIT Tax Risk" also apply to these Institutional Private Funds or their subsidiaries.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the investment manager or issuer, such as management performance, financial leverage and reduced demand for the respective properties and services. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. The Fund is a closed-end investment company structured as an "interval fund" and designed for long-term investors. Unlike many closed-end investment companies, the Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at class-specific NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund's repurchase policy of offering to repurchase a limited amount of shares (at least 5%) quarterly. The Fund's Institutional Private Fund investments are also subject to liquidity risk because the majority of Institutional Private Funds offer only quarterly redemption (the others are more frequent). Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser's investment strategy is subject to risk because Underlying Investment Vehicles selected by the Adviser may have low or negative returns. The Fund's portfolio managers and the other officers of the Adviser have no experience managing a closed-end interval fund. The Adviser will not be able to invest all of the Fund's assets because some assets will be used to pay Fund operating expenses. The Adviser's selection of securities and allocation of assets may not produce the desired returns.

Market Risk. An investment in the Fund's shares is subject to investment risk. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment. An investment in the Fund's shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Real estate related investments may be more volatile and/or lower than other segments of the securities market.

Public Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees and expenses at the Public Fund level. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expense. Closed-end funds typically trade at discounts to their net asset value and this discount may worsen following an investment by the Fund. The Fund's performance depends, in part, upon the performance of the mutual fund managers and their strategies. Each Public Fund is subject to its strategy-specific risks: varying amounts of leverage risk, illiquidity risk, concentration in real estate securities risk, small to medium capitalization issuer risk and market risk. Index based Public Funds returns are lower than their respective index because of fees and expenses and are subject to investment strategy induced tracking risk.

Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in Underlying Investment Vehicles that invest principally in real estate and real estate related industry securities, its portfolio returns will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The Adviser monitors each Underlying Investment Vehicle, using the most currently available information, to assure adherence to the vehicle's real estate investment strategy as described in its offering materials. The Adviser will dispose of an investment if it fails to maintain a real estate investment strategy. The value of companies engaged in

13

the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain Underlying Investment Vehicles may engage in the development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the Underlying Investment Vehicles may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to certain policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from a number of properties and, as a result, adversely affect investment performance.

Dependence on Tenants. The value of properties and the ability to make distributions depends upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of real estate companies may adversely affect their tenants' ability to make their lease payments and, in such event, would substantially reduce both their income from operations.

Financial Leverage. Underlying Investment Vehicles may be leveraged and financial covenants may affect the ability of Underlying Investment Vehicles to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, an Underlying Investment Vehicle may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs: governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

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REIT Risk. Equity REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors: supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Fund shareholders will also indirectly bear fees and expenses of equity REITs in addition to those at the Fund level.

REIT Tax Risk. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund's yield on that investment. Equity REITs invest in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Equity REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by equity REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See "U.S. Federal Income Tax Matters." The Fund's investments in equity REITs may include an additional risk to shareholders. Some or all of an equity REIT's annual distributions to its investors may constitute a nontaxable return of capital. Any such return of capital will generally reduce the Fund's basis in the equity REIT investment, but not below zero. To the extent the distributions from a particular equity REIT exceed the Fund's basis in such REIT, the Fund will generally recognize gain. In part because equity REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also be deemed to be a nontaxable return of capital. Shareholders that receive such a payment will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the return of capital exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize a capital gain.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets may increase the Fund's expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to those shareholders. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

The Fund is indirectly exposed to the following risks through its investments in Underlying Investment Vehicles.

Interest Rate Swap and Cap Risk. Interest rate swap and cap agreements are subject to the risk that the counterparty to the agreement will default on its obligation to pay the Underlying Investment Vehicle. These agreements are subject to leverage risk, because payments are based "notional" amounts that exceed the amount invested, if any. Leverage risk will amplify an Underlying Investment Vehicle's losses. Swap and cap agreements may also involve fees, commissions or other costs that may reduce an Underlying Investment Vehicle's gains from such an agreement or may cause the Underlying Investment Vehicle to lose money. Interest rate caps are subject to the loss of the total initial payment if the reference floating rate does not exceed the agreed upon threshold rate.

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Leveraging Risk. The use of leverage, such as borrowing money to purchase properties or securities, will cause the Fund and an Underlying Investment Vehicle to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. Generally, the use of leverage also will cause the Fund and an Underlying Investment Vehicle to have higher expenses (mostly interest expenses) than those of funds that do not use such techniques. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund or the Underlying Investment Vehicle is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. When an Underlying Investment Vehicle uses leverage, the Fund indirectly uses leverage and is subject to the same risks. The Adviser typically receives quarterly reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle's leverage exceeds the Adviser's expectation that is based on offering documents and quarterly reports, it will request daily leverage reports from that fund's manager, but cannot compel daily reporting.

Non-Principal Investment Strategy

Through its investments in Underlying Investment Vehicles, the Fund may have an indirect allocation of up to 5% of its assets in debt securities. Both Institutional Private Funds and Public Funds invest in debt instruments (mortgage notes, secured notes, senior notes and subordinated notes) that will not be rated by a credit rating agency and can include debt that would be considered "junk." In the event of an increase in debt investments by an Underlying Investment Vehicle, the Adviser evaluates whether disposing of the investment is in the best interests of the Fund, but will not necessarily sell the investment.

The Fund is indirectly exposed to the following debt risks though its investments in Underlying Investment Vehicles. When Underlying Investment Vehicles invest in debt securities, the value of your investment in the Fund will decline when interest rates rise. In general, the market price of debt securities with longer maturities will decrease more in response to changes in interest rates than shorter-term securities. Junk debt instruments are highly speculative and risky, and have significant credit risk (the debtor may default). A decline in the credit quality of a debt security held by an Underlying Investment Vehicle will not require the Fund to dispose of the Underlying Investment Vehicle. However, the Adviser evaluates such securities to determine whether to keep them in the Fund's portfolio. Debt securities also have prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). During periods of declining interest rates, prepayment rates usually increase and the Fund may have to reinvest prepayment proceeds at a lower interest rate. During periods of rising interest rates, prepayment rates usually decrease and the Fund may have fewer prepayment proceeds to reinvest at interest higher rates.

MANAGEMENT OF PREDEX

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund. The Board supervises the duties performed by the Adviser. The Board is comprised of four trustees. The Trustees are responsible for the Fund's overall management. The Board is responsible for adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund's investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under "Management" in the SAI. The Board consists of one individual who is an interested person of the Trust as defined under the 1940 Act ("Interested Trustee") and three individuals each of whom, as defined under the 1940 Act, are not "interested persons" of the Trust, the Adviser, or the Trust's distributor ("Independent Trustees"). A profile of the Trustees follows:

Independent Trustees

Carol Broad | 33 years financial & management experience in strategic consulting to institutional real estate investors

  Trustee, San Diego City Employees’ Retirement System, April 2015 to present.
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  Formerly Director, Private Real Estate, Russell Investments, 1999 to 2011, where she ran Russell's discretionary multi-manager private real estate business with $3.2 B in AUM.
  Previously Principal with Institutional Property Consultants, 1989 to 1999, where, as Director of Research, she led real estate asset class research, manager selection and due diligence processes. Served as VP with Public Storage, Inc., 1986 to 1988, and held finance and marketing positions with several major oil companies.
  She has been a member of the Pension Real Estate Association, the European Association for Investors in Non-listed Real Estate Vehicles (INREV), and the Editorial Board of the Institutional Real Estate Letter.
  MBA: University of California, Los Angeles, BS: Biochemistry, UCLA.

Addison (Tad) Piper | 44 years senior management experience in the Financial Services Industry

•	Formerly Chairman, Vice-Chairman and CEO at Piper Jaffray Companies in Minneapolis, 1983-2006. Joined the company in 1969 and served as Assistant Equity Syndicate Manager, Director of Securities Trading, and Director of Sales & Marketing. Director, Piper Jaffray Companies, 2006 to present.
•	He is currently a Senior Regent at St. Olaf College and Chair of Minnesota Comeback. He also serves as board member of Minnesota Public Radio, MinnCAN, American Public Media Group, and the Leuthold Group. He is the former Chair of Abbott Northwestern Hospital and Washburn Child Guidance Center. Former Vice-Chair of the Minneapolis Downtown Council and Board of Governors of the Securities Industry Association. Former Chair of the NYSE Regional Firms Advisory Group and former Trustee of the Stanford University Business School Trust.
•	MBA: Stanford Business School, BA: Economics, Williams College.

Dr. Kerry Vandell | 39 years of experience as professor of real estate and urban economics

  Director, Center for Real Estate and Professor Real Estate Finance at the Merage School of Business, UC Irvine.
  Former Chair of the Department of Real Estate and Urban Land Economics at the University of Wisconsin.
  Former Co-Editor of Real Estate Economics.
  His recent research on real estate illiquidity provides institutional investors with important tools to ascertain proper allocations to real estate in mixed-asset portfolios.
  Ph.D., Real Estate Finance, Massachusetts Institute of Technology; BS, MS, Engineering, Rice University; MS, City and Regional Planning, Harvard University

Interested Trustee

William J. Chadwick | 41 years of real estate advisory, management & legal experience

•	Co-Founder & Managing Director, Chadwick Saylor & Co., Real Estate Investment Banking & Advisory, 1985 to present.
•	Formerly: Chairman of Pension Real Estate Association, 1983-1988; Partner & Chairman of Tax Dept. Paul, Hastings, Janofsky & Walker, 1973-1974 and 1977-1985; Administrator, Pension & Welfare Benefit Programs, U.S. Department of Labor, 1975-1977.
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•	Chairman, Exposition Park & California Science Center Board. 1999 to present; President, Los Angeles Memorial Coliseum Commission, 2002 to present.
•	J.D: Vanderbilt University School of Law BA: St. Lawrence University.

Investment Adviser

PREDEX Capital Management, LLC, located at 18500 Von Karman Ave, Suite 350, Irvine, CA 92612, serves as the Fund's investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in January 2013 for the purpose of advising the Fund and has no other clients. The Adviser is indirectly controlled by J. Grayson Sanders because he indirectly owns over 25% of its interests.

Under the general supervision of the Fund's Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund's service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund agrees to pay the Adviser as compensation under the Management Agreement a monthly fee at the annual rate of 0.55% of the Fund's daily average net assets. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees' re-approval of the Fund's Investment Management Agreement is available in the Fund's annual report to shareholders dated April 30, 2016.

Expense Limitation Agreement

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund until at least April 30, 2019 (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.20% per annum of the Fund’s Class I average daily net assets, (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement remains in effect unless and until the Board approves its modification or termination.

Portfolio Managers

The management of the Fund's investment portfolio will be the responsibility of the Adviser and its Co-Portfolio Managers Grayson Sanders and Michael Achterberg.

J. Grayson Sanders – Mr. Sanders serves as President and Chief Investment Officer of the Adviser, a position he has held since the inception of the Adviser. Additionally, Mr. Sanders serves as Managing Principal of Mission Realty Advisors, LLC, a position held since he founded the company in February 2011. Mr. Sanders served as President of CNL Fund Advisors, Co., from 2004 to 2009 where he created and managed a global REIT mutual fund. He served from 2000 to 2004 as a Managing Director with AIG Global Real Estate Investment Corp. in New York, where he managed product development and capital formation for several international, opportunistic real estate funds for large institutional investors, investing in Europe, Asia and Mexico.

From 1991 to 1996 Mr. Sanders served as Director of Real Estate for the Ameritech Pension Trust in Chicago, where he managed the $1.5 billion real estate portfolio within the $13 billion defined benefit plan. Subsequently he was Executive Managing Director for CB Richard Ellis Investors where he was involved in product development and placement with institutional investors. In 1972, Mr. Sanders co-founded a real estate investment and consulting firm,

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The Landsing Corporation, which sponsored finite-life REITs and private partnerships. It grew to employ over 200 professionals. After serving as an officer in the U.S. Navy for four years, Mr. Sanders began his business career at Alex Brown & Sons, the Baltimore based investment banking firm.

Mr. Sanders served on the Boards of both the Pension Real Estate Association and the National Association of Real Estate Investment Trusts where he was co-chairman of its Institutional Investor Committee. He was a lecturer at Stanford Business School in 1985 where he taught a course entitled, "Essentials of Real Estate Investment and Development". He also published an article in the Real Estate Finance Journal, "An Updated Look at Asset Allocation: Private and Public Real Estate in a Multi-Asset Class Portfolio." Mr. Sanders received a BA from the University of Virginia and an MBA from Stanford Business School where he was later President of the Alumni Association.

Michael D. Achterberg – Mr. Achterberg serves as Chief Operating Officer of the Adviser, a position held since March 2013, and has 28 years of experience in the fund management industry. He has extensive experience in fund management including due diligence, allocation of capital and general supervision for multi-manager funds.

Previously, Mr. Achterberg served as Chief Financial Officer for more than two years at CITIC Securities International Partners ("CSIP") which conducted China focused investment banking and private equity from offices in Los Angeles, New York, Hong Kong and Beijing. CSIP was formed as a strategic alliance with CITIC Securities Co., Ltd., China's largest securities firm, and Evercore Partners, a leading U.S.-based investment bank. Michael managed the valuations and investor reporting for the Hong Kong private equity advisor. He also was the FINOP for the U.S. broker-dealer which provided comprehensive advisory services relating to M&A and corporate finance for inbound and outbound transactions involving China.

Prior to that Mr. Achterberg was a partner for fifteen years at Strome Investment Management. The adviser's principal products were funds-of-funds and a global macro multi-manager strategy trading a wide variety of financial instruments including futures, swaps, currency options and forward contracts, repurchase agreements, various forms of debt obligations and private placements. As Chief Financial Officer he managed the operations of their private funds and was involved in the due diligence and allocation of capital to other managers. At Strome he was also the FINOP for an affiliated broker-dealer operating a hedge fund hotel that provided office space, complete fund administration and operational support to other advisers and their clients.

Until 1994 he was an Audit Manager for Coopers & Lybrand working exclusively in the investment industry with advisers and funds. While there he served on the national quality review program for the Investment Company practice.

The SAI provides additional information about each co-portfolio manager's compensation, other accounts managed and ownership of the Fund's shares.

Administrator, Accounting Agent and Transfer Agent

Gemini Fund Services, LLC, with offices located at 17605 Wright Street, Suite 2, Omaha, NE 68130 and 80 Arkay Drive, Hauppauge, NY, 11788, serves as Administrator, Accounting Agent and Transfer Agent. Gemini Fund Services, LLC receives an asset based fee, which scales downward based upon net assets, subject to certain minimum charges expected to be approximately $70,000 per year, plus certain out of pocket expenses.

Compliance Service Provider

Northern Lights Compliance Services, LLC ("NLCS"), located at 80 Arkay Drive, NY 11788, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Fund.

Custodian

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The Bank of New York Mellon, with principal offices at One Wall Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund's portfolio. Under a Custody Agreement, the custodian holds the Fund's assets in safekeeping and keeps all necessary records and documents relating to its duties.

Other Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

GFS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration, accounting and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants' services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund's dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund's officers and Trustees, (viii) errors and omissions insurance for the Fund's officers and Trustees, (ix) any brokerage costs, (x) taxes, (xi) costs associated with the Fund's quarterly repurchase offers, (xii) servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund may pay a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act. However, the Adviser anticipates brokerage commissions will be approximately zero because the Fund's investments are typically made without the services of a broker.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of February [_], 2018 there were no persons with beneficial ownership of Fund shares that owned more than 25% of the voting securities of the Fund.

DETERMINATION OF NET ASSET VALUE

The net asset value (or NAV) of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. Under some circumstances, the Fund, the Board, or the Adviser may determine, based on other information available, that an Underlying Investment Vehicle's reported valuation does not represent fair value. In such cases, the Fund would determine the fair value of such an investment based on any relevant information available at the time the Fund values its portfolio, including the most recent value reported by an Underlying Investment Vehicle. If market quotations are not readily available (as in the case of Institutional Private Funds), securities are valued at fair value as determined by the Board. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the investment in the security were sold at the time of valuation to a third party or redeemed by the Institutional Private Fund, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to its Fair Value Committee with the assistance of the Adviser, which each act under the

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Board's supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Institutional Private Funds are difficult to value, particularly to the extent that their underlying investments are not publicly traded. The Adviser, acting under the Board's supervision via the Board's Fair Value Committee and pursuant to policies implemented by the Board, determines the fair value of the investment based on the most recent value reported by the Institutional Private Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Adviser and the Fair Value Committee consider whether it is appropriate, in light of all relevant circumstances, to value the investment at the net asset value reported by the Institutional Private Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the Adviser's and Fair Value Committee's fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Institutional Private Funds' assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Adviser, acting under the Board's supervision through the Fair Value Committee and pursuant to policies implemented by the Board, may consider several factors: fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security, prices of similar securities and the recommendation of the Fund's Portfolio Manager. The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Institutional Private Fund investments, the Adviser attempts to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Institutional Private Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser and the Fair Value Committee may conclude in certain circumstances that the information provided by the asset manager and/or issuer of an Institutional Private Fund does not represent the fair value of the investment in such a security. Institutional Private Funds, if any, that invest in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Institutional Private Fund, the Adviser, under the oversight of the Board by way of the Fair Value Committee, conducts a due diligence review of the valuation methodology utilized by the Institutional Private Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser and the Fair Value Committee reasonably believe to be consistent with those used by the Fund for valuing its own investments. After investing in an Institutional Private Fund, the Adviser monitors the valuation methodology used by the asset manager and/or issuer of the Institutional Private Fund. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board through the Fair Value Committee considers whether it is appropriate, in light of all relevant circumstances, to value the investment at the net asset value reported by the Institutional Private Fund at the time of valuation or to adjust the value to reflect a premium or discount.

The Adviser, through the Fair Value Committee, provides the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser and the Fair Value Committee, the Board reviews any securities valued by the Adviser in accordance with the Fund's valuation policies.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE, if any, are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be deemed unreliable by the Adviser because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close

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of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities. Mutual funds are valued at their daily net asset value.

With respect to any portion of the Fund's assets that are invested in one or more open-end management investment companies registered under the 1940 Act, each mutual fund's net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

The Fund's valuation procedures require the Board to consider all relevant information available at the time the Fund values its portfolio. The Board and/or the Adviser consider such information, and may conclude in certain circumstances, that the information provided by the asset manager of an Institutional Private Fund or other Underlying Investment Vehicle does not represent the fair value of the Fund's investment. Although the procedures approved by the Board provide that the Adviser reviews the valuations provided by the Underlying Investment Vehicles' managers, neither the Adviser nor the Board is able to confirm independently the accuracy of valuation calculations provided by such Underlying Investment Vehicles' managers.

Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board considers whether it is appropriate, in light of all relevant circumstances, to value its investment at the net asset value reported by the investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

In general, fair value represents a good faith approximation of the current value of an asset and is used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Fund if the judgments of the Board, the Adviser, or Underlying Investment Vehicle managers should prove incorrect.

CONFLICTS OF INTEREST

The Fund does not believe the Adviser has any conflicts of interest because the Adviser has no other clients, the portfolio managers do not manage other accounts and are not permitted to invest in the securities held by the Fund. Nonetheless, although the Adviser has no intention of accepting other clients, the Adviser has adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any potential conflicts related to the acceptance of another client or clients.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at the respective class-specific NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the "Repurchase Request Deadline"). Shares will be repurchased at the respective class-specific NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a "Repurchase Pricing Date").

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Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the "Repurchase Request Deadline," which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder's address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and regulations thereunder.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Shareholder Notification"). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the "Repurchase Payment Deadline"). The notice also will set forth the at the respective class-specific NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the at the respective class-specific NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the respective class-specific NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-877-940-7202 to learn the respective class-specific NAV. The notice of the repurchase offer also will provide information concerning the respective class-specific NAV, such as the respective class-specific NAV as of a recent date or a sampling of recent class-specific NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder's address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and regulations thereunder.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase

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Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets (liquid Public Funds, money market mutual funds, short-term (30 day or shorter maturity) U.S. T-Bills) or access to a bank line of credit equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of securities that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or, in the alternative, that the Fund has access to a bank line of credit. For example, if the Fund offers to repurchase 5% of its shares, then at least 5% of its net assets will be represented by liquid securities or access to a bank line of credit. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund's securities are sufficiently liquid, or that it has access to a bank line of credit, so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund's portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities.

Repurchase of the Fund's shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets would increase the Fund's expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder's descendants to redeem shares in the event of such shareholder's death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

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DISTRIBUTION POLICY

The Fund intends to make quarterly distributions to its shareholders. The Fund may establish a predetermined dividend rate, which may be modified by the Board from time to time. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the predetermined dividend rate, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital from the Fund's assets. The Fund's final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund's current and accumulated earnings and profits. Payments in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the payment would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder's assets being invested in the Fund and, over time, increase the Fund's expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See "Dividend Reinvestment Policy."

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund's shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The IRS requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by GFS (the "Agent"). Pursuant to the policy, the Fund's income dividends or capital gains or other distributions (each, a "Distribution" and collectively, "Distributions"), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at PREDEX, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund's Distributions to shareholders are reinvested in full and fractional shares as described below.

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When the Fund declares a Distribution, the Agent, on the shareholder's behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund's relevant class-specific NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts and information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder's proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder's name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, without limitation, failure to terminate a participant's account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant's account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See "U.S. Federal Income Tax Matters."

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at PREDEX, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Certain transactions can be performed by calling the toll free number 1-877-940-7202.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund's shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

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The Fund elects to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. If for any taxable year the Fund does not qualify for the special tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal tax at regular corporate rates (without any deduction for distributions to its shareholders). In such event, dividend distributions would be taxable to shareholders to the extent the Fund's earnings and profits, and would be eligible for the dividends-received deduction for corporations.

The Fund intends to make quarterly distributions. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund's investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund's current and accumulated earnings and profits. Distributions of the Fund's net capital gains ("capital gain dividends"), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Payments, if any, in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any payment from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends) or return of capital will be made as of the end of the Fund's taxable year.

The Fund expects that on or before January 31st of each year, the Fund will inform its shareholders of the source and tax status of all distributions made during the previous calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on February 5, 2013. The Fund's Agreement and Declaration of Trust (the "Declaration of Trust") provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders. As of February [_], 2018, of 4,000,000 shares registered, [_______] Class I shares were outstanding, of which none were owned by the Fund.

Title of Class	Amount Authorized	Amount Held By Fund	Amount Outstanding
Class I Shares of Beneficial Interest	Unlimited 4,000,000 shares registered	None	1 [_____] shares NAV $[25._] per share

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund intends to make quarterly distributions to its shareholders. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be

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automatically reinvested for shareholders in additional shares of the Fund. See "Dividend Reinvestment Policy." The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund's shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund's transfer agent, a share certificate may be issued at the Fund's discretion for any or all of the full shares credited to an investor's account. Share certificates that have been issued to an investor may be returned at any time. The Fund's transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. GFS will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund's shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund's asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

orthern Lights Distributors, LLC, located at 17605 Wright Street Omaha, NE 68130, serves as the Fund's principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund's shares, subject to various conditions. The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Fund's shares are offered for sale through the Distributor at the respective class-specific NAV. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund's shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares.

The Adviser or its affiliates, in the Adviser's discretion and from their own resources (which may include the Adviser's legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the "Additional Compensation"). In return for the Additional Compensation, the Fund may receive certain marketing advantages: access to a broker's or dealer's registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker's or dealer's registered representatives. The Additional Compensation may

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differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Please visit the relevant financial intermediary's website for more information about this potential conflict of interest.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by Gemini Fund Services, LLC, the Fund's administrator. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, "Financial Intermediaries"). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary's name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor's account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund's relevant class-specific NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to PREDEX to:

PREDEX
c/o Gemini Fund Services, LLC
17605 Wright Street, Suite 2

Omaha, NE 68130

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25.00 fee against an investor's account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor's bank to send the wire. An investor's bank must include both the name of PREDEX, the account number, and the investor's name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-877-

29

940-7202 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: Gemini Fund Services, LLC
Account #: (number provided by calling toll-free number above)
Further Credit: PREDEX
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact Gemini Fund Services, LLC to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-877-940-7202. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA PATRIOT Act of 2001, GFS will verify certain information on each account application as part of the Fund's Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Gemini Fund Services, LLC at 1-877-940-7202 for additional assistance when completing an application.

If Gemini Fund Services, LLC does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial investment by a shareholder is $1,000,000 for all types of accounts. However, investment advisers may aggregate client accounts for the purpose of meeting the minimum investment. Also, the Fund or the Adviser may waive the minimum investment at either's discretion. The Fund's shares are offered for sale through its Distributor at the respective class-specific NAV. The price of the shares during the Fund's continuous offering will fluctuate over time with the net asset value of the shares.

Other Classes of Shares.

The Fund offers Class T and Class W shares by different prospectuses. These shares are subject to ongoing distribution costs, sales loads, and different investment minimums than Class I shares.

Shareholder Service Expenses

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The Fund has adopted a "Shareholder Services Plan" under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund or provide shareholder services. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal to up to 0.25% of its average net assets.

CYBERSECURITY

The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached. The Fund and shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Fund's business operations, potentially resulting in financial losses; interference with the Fund's ability to calculate NAVs; impediments to trading; the inability of the Fund, the Adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Fund invests; counterparties with which the Fund engages in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Fund's shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

LEGAL MATTERS

Certain legal matters in connection with the shares are passed upon for the Fund by Thompson Hine LLP, 41 South High Street, 17th floor, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund sends to its shareholders unaudited semi-annual and audited annual reports which include a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-877-940-7202 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP is the independent registered public accounting firm for the Fund and audits the Fund's annual financial statements. RSM US LLP is located at 555 Seventeenth Street, Suite 1000, Denver, CO 80202.

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ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-186987). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Investment Objective and Policies	2
Management of PREDEX	113
Codes of Ethics	119
Proxy Voting Policies and Procedures	119
Control Persons and Principal Holders	120
Investment Advisory and Other Services	120
Portfolio Managers	121
Allocation of Brokerage	122
Tax Status	122
Other Information	226
Independent Registered Public Accounting Firm	226
Financial Statements	226
Appendix – Adviser’s Proxy Policy	227

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PRIVACY notice March 2013
FACTS	WHAT DOES PREDEX DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: § Social Security number § Purchase History § Assets § Account Balances § Retirement Assets § Account Transactions § Transaction History § Wire Transfer Instructions § Checking Account Information When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons PREDEX chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does PREDEX share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

Questions?	Call 1-877-940-7202

Who we are
Who is providing this notice?	PREDEX
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What we do
How does PREDEX protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does PREDEX collect my personal information?

We collect your personal information, for example, when you

▪▪ Open an account

▪▪ Provide account information

▪▪ Give us your contact information

▪▪ Make deposits or withdrawals from your account

▪▪ Make a wire transfer

▪▪ Tell us where to send the money

▪▪ Tells us who receives the money

▪▪ Show your government-issued ID

▪▪ Show your driver's license

We also collect your personal information from other companies.

Why can't I limit all sharing?

Federal law gives you the right to limit only

▪ Sharing for affiliates' everyday business purposes – information about your creditworthiness

▪ Affiliates from using your information to market to you

▪ Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪▪ PREDEX does not share with our affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies ▪▪ PREDEX does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪▪ PREDEX doesn't jointly market.
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PROSPECTUS

PREDEX

Shares of Beneficial Interest

February [_], 2018

Investment Adviser

PREDEX Capital Management, LLC

All dealers that buy, sell or trade the Fund's shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund's Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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PROSPECTUS

Class W Shares (ticker)

Shares of Beneficial Interest

February [_], 2018

PREDEX (the "Fund") is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information ("SAI") dated February [_], 2018, has been filed with the Securities and Exchange Commission ("SEC"). The SAI is available upon request and without charge by writing PREDEX at c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130, or by calling toll-free 1-877-940-7202. The table of contents of the SAI appears on page 27 of this prospectus. You may request the Fund's SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-877-940-7202. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC's website at http://www.sec.gov. The address of the SEC's website is provided solely for the information of prospective shareholders and is not intended to be an active link. Additional information may also be found by visiting the Fund’s website at https://www.predexfund.com.

Investment Objective. The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

Securities Offered. The Fund engages in a continuous offering of shares. The Fund has registered 4,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Northern Lights Distributors, LLC (the "Distributor"), under the terms of this prospectus, 4,000,000 shares of beneficial interest, less shares previously sold, at the Class W net asset value ("NAV") without any sales load. As of February [_], 2018, no Class W shares were outstanding. However, the NAV of Class I shares was $[25.__], as of February [_], 2018. The minimum initial investment by a shareholder is $2,500 for all types of accounts. The Fund or the Adviser may waive the minimum investment at either's discretion. Subsequent investments may be made in any amount. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares of the Fund will be sold at the next determined respective class-specific NAV, plus any applicable sales load. See "Plan of Distribution." The Fund's continuous offering is expected to continue indefinitely in reliance on Rule 415 under the Securities Act of 1933 (the "Securities Act").

Privately Offered Real Estate Funds. The Fund invests up to 95% of its net assets (measured on a quarterly basis), under normal circumstances, in privately offered securities of non-traded institutional real estate funds ("Institutional Private Funds"). Because the majority of Institutional Private Funds only accept investors quarterly (the others are more frequent), the Fund may have over 25% of its assets invested in "Public Funds" (as defined below) between quarter ends or, with respect to the non-traded publicly-offered subset of Public Funds, as part of its long-term strategy. Together, Institutional Private Funds and Public Funds are referred to as "Underlying Investment Vehicles." Institutional Private Funds employ leverage through borrowing, are illiquid, subject to significant loss, and difficult to value. In addition, these funds are not regulated by the SEC and are not subject to the protections of the Investment Company Act of 1940, as amended ("1940 Act"). The Fund may use leverage (i.e. borrowing money to make additional investments) and may indirectly use leverage because the Underlying Investment Vehicles in which it invests use leverage. The Fund attempts to limit its investments in Underlying Investment Vehicles to those using leverage of 55% or less. However, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual leverage in the Underlying Investment Vehicles can, on any day, exceed 55%. Because the Fund concentrates its investments in real estate related funds, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and is exposed to greater risk than a portfolio exposed to more asset classes and economic sectors. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Publicly Offered Real Estate Funds. The Fund may also invest in publicly offered exchange-traded funds, closed-end funds, mutual funds and other non-traded funds that may offer daily or monthly liquidity ("Public Funds") that invest the majority of their assets in real estate and real estate related industry securities. Public Funds are exchange-traded or those that may offer daily or monthly redemption to investors. The Fund may invest in Public Funds as a substitute for Institutional Private Funds while awaiting the next investment window for Institutional Private Funds or, with respect to the non-traded publicly-offered subset of Public Funds, as part of its long-term strategy. The Fund may also invest in short-term liquid investments such as, money market mutual funds or T-Bills while awaiting the next investment window.

Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid. There is no secondary market for the Fund's shares, and it is not anticipated that a secondary market will develop. Moreover, shares of the Fund are not redeemable and not appropriate for investors requiring liquidity. Although the Fund will offer to repurchase at least 5% of its shares on a quarterly basis in accordance with the Fund's repurchase policy, the Fund will otherwise not be required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests or shares of any security. Moreover, the Fund is not required to extend, and shareholders should not expect the Fund's Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares. Accordingly, regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn. If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity. The Fund's payments to shareholders may consist in whole or in part of a return of capital and may result in potentially adverse tax consequences to the Fund and its shareholders.

Investing in the Fund's shares involves risks. See "Risk Factors" below in this prospectus.

Investment Adviser

PREDEX Capital Management, LLC

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading "Risk Factors."

The Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company. See "The Fund." The Fund is an interval fund that will offer to make quarterly repurchases of shares at class-specific net asset value per share ("NAV"). See "Quarterly Repurchases of Shares."

Investment Objective and Policies. The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

The Fund invests in privately offered, non-traded, perpetual-life institutional real estate funds ("Institutional Private Funds"). The majority of Institutional Private Funds only accept investors quarterly (the others are more frequent). Additionally, Institutional Private Funds may occasionally be temporarily closed to new investors or additional investments. As a result, when the Fund has cash in its portfolio, it invests that cash in publicly offered real estate funds or short-term liquid investments such as money market mutual funds or T-Bills, until the next investment "window" of the Institutional Private Funds open.

Publicly offered real estate funds consist of exchange-traded funds ("ETFs"), closed-end funds, mutual funds and other non-traded publicly-offered funds that may offer daily or monthly liquidity (“Public Funds”) that invest the majority of their assets in real estate and real estate related industry securities. Together, Institutional Private Funds and Public Funds are referred to as "Underlying Investment Vehicles." The Fund refers to the Institutional Private Funds as "institutional" because, due to their unregistered status and high investment minimums, they are marketed and sold to institutional investors. Institutional Private Funds typically invest directly in real estate. Public Funds typically invest directly or indirectly in real estate by investing in securities, i.e. equity real estate investment trusts, commonly referred to as equity REITs. Investors in Underlying Investment Vehicles acquire common stock, partnership or membership interests, or shares of beneficial interest. Neither the Adviser nor any of its affiliates act as the investment adviser or the party responsible for operating any other funds. The Adviser selects Underlying Investment Vehicles without restriction as to capitalization.

The Fund concentrates investments in the real estate industry, because, under normal circumstances, it invests (through Underlying Investment Vehicles) at least 75% of its assets in real estate industry funds. This policy is fundamental and may not be changed without shareholder approval. Based on SEC staff interpretations of the Investment Company Act of 1940, as amended ("1940 Act"), a fund is considered concentrated if it invests 25% or more of its assets in securities of issuers in the same industry or group of industries. The Fund's SAI contains a list of all of the fundamental investment policies of the Fund, under the heading "Investment Objective and Policies."

The Fund may directly use leverage (i.e. borrowing money to make additional investments) and indirectly uses leverage because the Underlying Investment Vehicles in which it invests use leverage. The Fund attempts to limit its investments in Underlying Investment Vehicles to those using leverage of 55% or less. However, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual leverage in any Underlying Investment Vehicle can, on any day, exceed 55%. When the Adviser makes investment decisions, it attempts to limit the Fund's indirect use of leverage. The Adviser's goal is to limit the average use of leverage by all of the Underlying Investment Vehicles in the Fund's portfolio (as measured by the weighted average of its portfolio) to 40% or less. Here too, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual weighted average leverage of the Fund's investment portfolio can, on any day, exceed 40%.

The Fund may borrow for investment purposes, for temporary liquidity and to satisfy repurchase requests from Fund shareholders. The Adviser monitors the Fund's investment portfolio to measure average leverage based upon the latest information available for each Underlying Investment Vehicle, which is reported at least quarterly for each Underlying Investment Vehicle. However, the Adviser does not have access to more frequent reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle leverage exceeds the Adviser's expectation, it will investigate the reason for the increase in leverage and request daily leverage reports from that fund's manager. The Adviser will

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dispose of the position if it determines that the increase in leverage is an active decision of the fund manager or non-temporary. See "Investment Objective, Policies and Strategies." The Fund invests, through Underlying Investment Vehicles, without restriction as to issuer capitalization.

Investment Strategy. The Fund invests in Institutional Private Funds and Public Funds. The Adviser selects Underlying Investment Vehicles based on the Adviser's assessment of each fund's ability to produce consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

Institutional Private Funds

The Adviser selects Institutional Private Funds that meet the following criteria:

o	Real Estate - at least 80% of the market value of its net assets must be invested in real estate and no more than 20% invested in cash or equivalents.
o	Investments - at least 80% of the market value of its real estate net assets must be invested in private equity real estate.
o	Domain - at least 95% of the market value of real estate net assets must be invested in US markets.
o	Property Types - at least 80% of the market value of its real estate net assets must be invested in office, industrial, apartment and retail property types.
o	Life Cycle - at least 75% of market value of real estate net assets must be invested in properties that are operating (i.e., currently have tenants and revenue).
o	Leverage - no more than 55% leverage. Leverage is borrowing money to make additional investments.

The Adviser relies upon quarterly or more frequent reports, if available, from Institutional Private Funds to monitor consistency with the criteria above and will adjust the Fund's investment portfolio to maintain the criteria above.

Public Funds

Because the majority of Institutional Private Funds only accept investors quarterly (the others are more frequent), the Fund may have over 25% of its assets invested in Public Funds between quarter ends. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. The Adviser selects real estate Public Funds that the Adviser believes will deliver investment returns similar to Institutional Private Funds based on the Adviser's evaluation of fund expenses, management experience, investment objective and strategy. The Adviser sells Public Fund shares to make investments in Institutional Private Funds and to fund quarterly repurchases of the Fund's shares.

Underlying Investment Vehicles

Both Institutional Private Funds and Public Funds invest in interest rate swaps and caps to hedge interest rate risk.

Investment Adviser and Fee. PREDEX Capital Management, LLC, the investment adviser to the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was formed during January 2013 for the purpose of advising the Fund and has no other clients. The Adviser is entitled to receive a monthly fee at the annual rate of 0.55% of the Fund's daily average net assets. The Adviser and the Fund have entered into a contractual expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.45% per annum of the Fund's average Class W shares daily net assets (the “Expense Limitation”) through April 30, 2019. Expenses may exceed 1.45% if the Fund incurs expenses not subject to the Expense Limitation. In consideration of the Adviser's

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agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement will remain in effect through April 30, 2019, unless and until the Board of Trustees (the “Board”) approves its modification or termination. This agreement may be terminated only by the Fund's Board. After its term, the Expense Limitation Agreement may be renewed at the Adviser's and Board's discretion. See “Management of PREDEX.”

Administrator, Accounting Agent and Transfer Agent. Gemini Fund Services, LLC ("GFS") serves as the administrator, accounting agent and transfer agent of the Fund. See "Management of PREDEX."

Closed-End Fund Structure. Closed-end funds differ from open end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund's shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) quarterly, which is discussed in more detail in the next paragraph regarding Investor Suitability.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity where the only source of liquidity is the Fund's quarterly offer to repurchase 5% of the shares outstanding at class-specific NAV. The Fund's shares should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at class-specific NAV, of no less than 5% of its shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase up to and including 5% of such shareholder's shares in each quarterly repurchase. Limited liquidity will be provided to shareholders only through the Fund's quarterly repurchases. The Fund maintains liquid securities (Public Funds, money market mutual funds, short-term U.S. T-Bills) or access to a bank line of credit in amounts sufficient to meet quarterly redemption requirements. From the time it sends a notification to shareholders of the repurchase offer until the repurchase pricing date, a percentage of the Fund's assets equal to at least 100% of the repurchase offer amount shall consist of liquid securities, or, in the alternative, access to a bank line of credit. For example, if the Fund offers to repurchase 5% of its shares, then at least 5% of its net assets will be represented by liquid securities, or, in the alternative, access to a bank line of credit. See "Quarterly Repurchases of Shares."

Summary of Risks.

Investing in the Fund involves risks. You may receive little or no return on your investment or you may lose your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund's shares. See "Risk Factors." The following describes the principal investment risks faced by the Fund.

Distribution Policy Risk. The Fund's distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a payment that is a return of capital, rather than a distribution (i.e. dividend and capital gain distributions). A return of capital results in less of a shareholder's assets being invested in the Fund and, over time, increases the Fund's expense ratio. A return of capital may also reduce a shareholder's tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

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Institutional Private Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Institutional Private Fund level. The Fund's performance depends in large part upon the performance of the Institutional Private Fund managers and their selected strategies. The majority of Institutional Private Funds permit redemptions only quarterly (the others are more frequent) and these withdrawal limitations restrict the Adviser's ability to terminate investments in Institutional Private Funds. If values are falling, the Fund will not be able to sell its Institutional Private Funds and the value of Fund shares will decline. Institutional Private Funds are not publicly traded and therefore are not liquid investments. As a result, the Fund's Board will depend on the Institutional Private Funds to provide a valuation of the Fund's investment to the Adviser as part of the fair valuation process. These values could vary from the fair value of the investment that may be obtained if such investment were eventually sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund's asset manager and/or management to provide valuations. These managers may have a valuation conflict of interest because higher valuations generate higher management fees. In addition to valuation risk, shareholders of Institutional Private Funds are not entitled to the protections of the 1940 Act. For example, Institutional Private Funds may not require shareholder approval of advisory contracts, may employ high leverage, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the performance of the investment manager, the financial leverage of the issuer, and reduced demand for the properties and services of the issuer. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence because the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. There is currently no secondary market for Fund shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at class-specific NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund's repurchase policy of offering to repurchase a limited amount of shares (at least 5%) quarterly. The Fund's Institutional Private Fund investments are also subject to liquidity risk because they generally offer only quarterly redemption. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser's investment strategy is subject to risk because Underlying Investment Vehicles selected by the Adviser may have low or negative returns. The Fund's portfolio managers and the other officers of the Adviser have no prior experience managing a closed-end interval fund. The Adviser will not be able to invest all of the Fund's assets because some assets will be used to pay Fund operating expenses.

Market Risk. An investment in the Fund's shares is subject to investment risk. An investment in the Fund's shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Public Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees and expenses at the Public Fund level. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expense. Closed-end funds typically trade at discounts to their net asset value and this discount may worsen following an investment by the Fund. The Fund's performance depends, in part, upon the performance of the fund managers and their strategies. Each Public Fund is subject to its strategy-specific risks: varying amounts of leverage risk, illiquidity risk, concentration in real estate securities risk, small to medium capitalization issuer risk and market risk.

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Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in Underlying Investment Vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more asset classes and economic sectors. The Adviser monitors each Underlying Investment Vehicle, using the most currently available information, to assure adherence to the vehicle's real estate investment strategy as described in its offering materials. The Adviser will dispose of an investment if it fails to maintain a real estate investment strategy. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

REIT Risk. Equity REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors: supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Fund shareholders will also indirectly bear fees and expenses of equity REITs in addition to those at the Fund level.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares.

The Fund is indirectly exposed to the following risks through its investments in Underlying Investment Vehicles.

Interest Rate Swap and Cap Risk. Interest rate swap and cap agreements are subject to the risk that the counterparty to the agreement will default on its obligation to pay the Underlying Investment Vehicle. These agreements are also subject to leverage risk, because payments are based "notional" amounts that exceed the amount invested, if any.

Leveraging Risk. The use of leverage (borrowing money to purchase properties or securities) will cause the Fund and an Underlying Investment Vehicle to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund or the Underlying Investment Vehicle is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. When an Underlying

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Investment Vehicle uses leverage, the Fund indirectly uses leverage and is subject to the same risks. The Adviser receives quarterly reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle's leverage exceeds the Adviser's expectation that is based on offering documents and quarterly reports, it will request daily leverage reports from that fund's manager, but cannot compel daily reporting.

U.S. Federal Income Tax Matters.

The Fund elects to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Internal Revenue Code (the "Code"). In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See "U.S. Federal Income Tax Matters."

Dividend Reinvestment Policy.

The Fund intends to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder's distributions will be reinvested in additional shares under the Fund's dividend reinvestment policy. Shareholders who elect not to participate in the Fund's dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See "Dividend Reinvestment Policy."

Custodian.

The Bank of New York Mellon serves as the Fund's custodian. See "Management of PREDEX."

SUMMARY OF FUND EXPENSES

Annual Expenses (as a percentage of net assets attributable to common shares)	Class W
Management Fees	0.55%
Other Expenses
Distribution Fees	0.25%
Shareholder Servicing Fees	0.25%
Remaining Other Expenses [1]	0.83%
Total Annual Expenses	1.88%
Fee Waiver [2]	(0.43)%
Total Annual Expenses (after fee waiver)	1.45%

1.	Estimated for the current fiscal year.
2.	The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund until at least April 30, 2019 (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.45% per annum of the Fund's Class W shares average daily net assets, (the Expense Limitation). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement will remain in effect unless and until the Board approves its modification or termination.

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The Summary of Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in "Management of PREDEX" starting on page 13 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$[_]	$[_]	$[_]	$[_]

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by GFS, currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one Class I share of beneficial interest outstanding throughout the period presented. Because Class T shares have not commenced investment operations, no financial highlights are available for this share class at this time. In the future, financial highlights for Class T shares will be presented in this section of the Prospectus.

	For the Semi- Annual Period Ended Oct. 31, 2017	For the Year(2) Ended April 30, 2017		For the Year Ended April 30, 2016	For the Year Ended April 30, 2015	For the Year Ended April 30, 2014	For the Period Feb. 5, 2013(1) to April 30, 2013
	(unaudited)

Net Asset Value, Beginning of Period	$25.19	$25.00		$25.00	$25.00	$25.00	$ -
From Operations:
Net investment income (a)	0.22	0.00		-	-	-	-
Net gain from investments
(both realized and unrealized)	0.48	0.31		-	-	-	-
Total from operations	0.70	0.31		-	-	-	-

Less distributions:
From net investment income	(0.20)	(0.11)		-	-	-	-
From net realized gain	-	(0.01)		-	-	-	-
Total distributions	(0.20)	(0.12)		-	-	-	-

Net Asset Value, End of Period	$25.69	$25.19		$25.00	$25.00	$25.00	$ -

Total Return (b)	2.78%	1.27%		0.00%	0.00%	0.00%	0.00%	(d)

Ratios/Supplemental Data
Net assets, end of period (in 000's)	$41,647	$39,871		$100	$100	$100	$ -
Ratio of expenses to average net assets(f),
before reimbursement	1.51%	3.63%	(h)	57.26%	2.25%	30.01%	0.00%	(c)(e)
net of reimbursement	1.20%	1.20%	(h)	0.00%	0.00%	0.00%	0.00%	(c)
Ratio of net investment income to average net assets (g)	1.68%	0.02%	(h)	0.00%	0.00%	0.00%	0.00%	(c)
Portfolio turnover rate	0%	0%		0%	0%	0%	0%	(d)

________________

(1)	Date of organization of the Fund.
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(2)	Commencement of operations was July 1, 2016.
(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains, if any.
(c)	Annualized.
(d)	Not annualized.
(e)	There were no net assets at April 30, 2013.
(f)	Does not include expenses of investment companies in which the Fund invests.
(g)	Recognition of net investment income by the Fund is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Recurring expenses that were not charged until the fund commenced operations on July 1, 2016 have been annualized.

The Fund's complete audited Financial Statements which include the Financial Highlights presented above, and independent registered public accounting firm's report thereon contained in the Fund's annual report dated April 30, 2017, and unaudited Financial Statements which include the unaudited Financial Highlights presented above contained in the Fund's semi-annual report dated October 31, 2017, are incorporated by reference in the Fund's SAI. The Fund's SAI, annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at 1-877-940-7202.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on February 5, 2013. The Fund's principal office is located at 17605 Wright Street, Suite 2, Omaha, NE 68130, and its telephone number is 1-402-493-4603.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, will be invested in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt. The Fund pays offering expenses incurred with respect to its initial and continuous offering, less amounts advanced pursuant to the Expense Limitation Agreement. Pending investment of the proceeds in accordance with the Fund's Institutional Private Fund investment strategy the Fund invests in Public Funds or short-term liquid investments such as, money market mutual funds or T-Bills. Investors should expect that before the Fund's Adviser has fully invested the proceeds in a combination of Institutional Private Funds and Public Funds that it considers optimal, the Fund's returns may be lower than expected.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

The Fund's SAI contains a list of the fundamental investment policies (those that may not be changed without a shareholder vote) of the Fund under the heading "Investment Objective and Policies."

The Adviser's Strategy

The Fund invests up to 95% of its total assets in Institutional Private Funds under normal circumstances. Some Institutional Private Funds are included in the National Council of Real Estate Investment Fiduciaries Open End Diversified Core Equity Index (the "NFI-ODCE Index" or "Index"). Under normal market conditions, the Fund invests at least 50% of its Institutional Private Fund assets in Index-members. The balance of its allocation to Institutional Private Funds is to non-Index members.

The Adviser selects non-Index Institutional Private Funds that it believes will provide investment returns similar to those funds that are in the Index, but are not included in the Index solely because they do not meet the leverage, diversification or timeliness of reporting requirements of the Index. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Institutional Private Funds only to the extent that, on average, the Fund's portfolio of Institutional Private Funds meets the investment criteria for the NFI-ODCE Index. The majority of Institutional Private Funds typically accept investments on a quarterly basis (the

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others are more frequent), and may occasionally be closed to new investors or additional investments. As a result, when the Fund has cash in its portfolio, it invests that cash in publicly offered real estate funds and/or short-term liquid investments such as, money market mutual funds or T-Bills, until the next investment "window" of the Institutional Private Funds opens. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. Publicly offered real estate funds are not Index-members.

These publicly offered real estate funds consist of exchange-traded funds ("ETFs"), closed-end funds, mutual funds and other non-traded funds that may offer daily or monthly liquidity (“Public Funds”) that invest the majority of their assets in real estate and real estate related industry securities. Together, Institutional Private Funds and Public Funds are referred to as "Underlying Investment Vehicles." The Fund refers to the Institutional Private Funds as "institutional" because, due to their unregistered status and high investment minimums, they are marketed and sold to institutional investors. Institutional Private Funds typically invest directly in real estate and Public Funds typically invest directly or indirectly in real estate by investing the majority of their assets in equity real estate investment trusts, commonly referred to as equity REITs. Equity REITs are pooled investment vehicles that invest the majority of their assets in income-producing real estate.

Because Institutional Private Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to the Institutional Private Fund used by the Adviser to provide a valuation of the Fund's investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund's asset manager and/or management to provide valuations. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Institutional Private Funds. Quarterly unaudited financial statements are provided by Institutional Private Funds, which if inaccurate could adversely affect the Adviser's ability to value accurately the Fund's shares. In its evaluation of asset managers of Institutional Private Funds, the Adviser will have the same access to information as any other institutional investor. The Fund's Board of Trustees is responsible for the valuation process, but delegates execution of certain aspects of pricing to the Adviser. The Board of Trustees evaluates the reasonableness and accuracy of the fair value process and will adjust the valuation process if valuation problems arise.

The NFI-ODCE Index is maintained by National Council of Real Estate Investment Fiduciaries (NCREIF). NCREIF is a not-for-profit trade association that provides to its membership, and the academic and investment community, commercial real estate data. Its membership is composed of investment managers, plan sponsors, academicians, consultants, appraisers, CPAs and other service providers involved in institutional real estate investments. NCREIF is not regulated by any federal or state agency. Index returns and other information are available free of charge at www.ncreif.org. The NFI-ODCE Index is composed of privately offered, non-traded institutional real estate funds that do not have a set termination date or finite life. These funds offer periodic subscriptions and redemptions. To be in the Index, a fund must comply with the NCREIF Real Estate Information Standards, consisting of annual audits, quarterly valuations and time-weighted returns. Furthermore, a fund must submit information in accordance with the NCREIF data policies. Index returns are capitalization-weighted based on the size of the funds in the Index and reported gross of fees. The Index is reconstituted on a calendar quarter basis when a fund closes or no longer meets inclusion criteria or when NCREIF accepts new funds. There is no minimum fund capitalization for inclusion in the index and the range of capitalization of funds in the index is not publicly available. Neither NCREIF nor the NFI-ODCE Index are regulated by the SEC. NFI-ODCE Index criteria are determined by a committee of NCREIF and may be revised from time to time. If criteria are changed, the Fund will notify shareholders and revise its prospectus accordingly, including disclosing the impact on investment strategy and portfolio characteristics.

Quarterly returns for the last 10 calendar years for the NFI-ODCE Index are presented below. The NFI-ODCE Index returns are capitalization-weighted and reported gross of fees. Annual returns are computed from quarterly returns.

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Qtr 1	3.93%	1.37%	-13.69%	0.75%	4.01%	2.82%	2.68%	2.52%	3.39%	2.18%
Qtr 2	5.07%	0.32%	-9.03%	4.32%	4.62%	2.58%	3.86%	2.93%	3.82%	2.13%
Qtr 3	4.00%	-0.63%	-7.32%	5.45%	3.52%	2.77%	3.56%	3.24%	3.68%	2.07%
Qtr 4	2.11%	-10.94%	-3.48%	4.99%	2.97%	2.35%	3.17%	3.26%	3.34%	2.11%

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Year	15.96%	-10.00%	-29.76%	16.36%	15.99%	10.94%	13.94%	12.49%	15.01%	8.77%

The Adviser selects Institutional Private Funds that meet the following criteria:

o	Real Estate - at least 80% of the market value of its net assets must be invested in real estate and no more than 20% invested in cash or equivalents.
o	Investments - at least 80% of the market value of its real estate net assets must be invested in private equity real estate properties.
o	Domain - at least 95% of the market value of real estate net assets must be invested in US markets.
o	Property Types - at least 80% of the market value of its real estate net assets must be invested in office, industrial, apartment and retail property types.
o	Life Cycle - at least 75% of market value of real estate net assets must be invested in properties that are operating (i.e., currently have tenants and revenue).
o	Leverage - no more than 55% leverage. Leverage is borrowing money to make additional investments.

Institutional Private Funds. Institutional Private Funds are real estate investment funds managed by institutional asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Institutional Private Funds are exempt from registration under the Investment Company Act of 1940, as amended ("1940 Act"). Institutional Private Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments, foundations and pension funds. By investing in such Institutional Private Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

The Fund's investments in Institutional Private Funds will be made through the purchase of common stock or limited partnership or membership interests in such funds. In addition, distributions received by the Fund from Institutional Private Funds may consist of dividends, capital gains and/or return of capital.

Public Funds. The Adviser may use Public Funds when Institutional Private Funds are closed to new investments outright or between subscription periods. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. When selecting individual Public Fund investments, the Adviser evaluates Public Fund asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser also assesses the likely risks and returns of the investment strategies utilized by the management of the Public Funds, and evaluates the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in Public Funds whose expected returns are determined to be similar to those of the Institutional Private Funds. The Adviser sells Public Fund shares to make investments in Institutional Private Funds and to fund quarterly repurchases of Fund shares.

ETFs and Closed-End Funds. ETFs and closed-end funds are typically managed by professionals and provide investors with diversification, cost and potential tax efficiency, liquidity, and some provide quarterly dividends. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. A closed-end fund may be designed to track a particular market segment or index or may be managed based on its adviser's strategy. Closed-end funds and ETFs are listed on major stock exchanges and are traded like common stocks.

Mutual Funds. Mutual Funds selected by the Adviser are managed with an investment objective of seeking to replicate the performance of the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most index mutual funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover. The Adviser may also select mutual funds that are actively managed and that do not follow an index-based strategy.

Equity REITs Generally.

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Distributions. Payments received indirectly by the Fund from equity REITs may consist of dividends, capital gains (distributions) and/or a return of capital. REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See "U.S. Federal Income Tax Matters."

The Fund invests through a mutual fund indirectly in real estate investment trusts. Equity REITs are pooled investment vehicles that invest in income-producing real estate. The market value of equity REIT shares and the ability of equity REITs to distribute income may be adversely affected by numerous factors: rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and zoning laws, and other factors beyond the control of the issuers.

The Fund concentrates investments in the real estate industry because, under normal circumstances, it invests over 75% of its net assets in real estate industry funds. This policy is fundamental and may not be changed without shareholder approval.

Underlying Investment Vehicles

Derivatives

Both Institutional Private Funds and Public Funds may invest in interest rate swaps and caps to hedge interest rate risk. An interest rate swap is an agreement between two parties to exchange periodic payments based on the difference between a fixed interest rate and a floating interest rate. An interest rate cap is similar except that one party pays the other for the right to receive payments when a floating exceeds an agreed upon threshold level. These instruments are used to hedge an Underlying Investment Vehicle's portfolio against rising interest rates.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) investment policies of the Fund under the heading "Investment Objective and Policies."

Other Information Regarding Principal Investment Strategies

When awaiting investment in Institutional Private Funds, the Adviser may determine that the Fund should invest in short-term liquid investments such as, money market mutual funds or T-Bills. In these cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund's cash balances in any money market mutual funds it deems appropriate based on each money market mutual fund's expenses, management experience, and strategy. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund's portfolio managers are subjective.

The Fund has adopted a fundamental policy prohibiting issuance of preferred shares. Additionally, the Fund has adopted a fundamental policy prohibiting issuance of debt securities. These policies may not be changed without shareholder approval. However, the Fund may borrow for investment purposes, for temporary liquidity or to meet shareholder repurchase requests.

The frequency and amount of portfolio purchases and sales (known as the "portfolio turnover rate") will vary from year to year. The portfolio turnover rate is not expected to exceed 100%. Higher rates of portfolio turnover may generate short-term capital gains taxable as ordinary income.

There is no assurance what portion, if any, of the Fund's investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund's distributions will be designated as qualified dividend income. See "U.S. Federal Income Tax Matters." If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See "Tax Status" in the Fund's SAI.

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RISK FACTORS

An investment in the Fund's shares is subject to risks. The value of the Fund's investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund's shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its investments in Underlying Investment Vehicles as well as its direct risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

Distribution Policy Risk. The Fund's distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a distribution being reclassified as a return of capital resulting in less of a shareholder's assets being invested in the Fund and, over time, increase the Fund's expense ratio. The Fund's distributions may be reclassified such that they consist in whole or in part of a return of capital. A return of capital may also reduce a shareholder's tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Institutional Private Fund Risk. The Fund's shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Institutional Private Fund level. The Fund's performance depends in large part upon the performance of the Institutional Private Fund managers and their selected strategies. The majority of Institutional Private Funds have withdrawal limitations in the form of quarterly redemptions (the others are more frequent). These redemption provisions, also restrict the Adviser's ability to terminate investments in Institutional Private Funds. If values are falling, the Fund will not be able to sell its Institutional Private Funds and the value of Fund shares will decline. Institutional Private Funds are not publicly traded and therefore are not liquid investments. As a result, the Fund's Board of Trustees will depend on the Institutional Private Funds to provide a valuation of the Fund's investment to the Adviser as part of the fair valuation process. These values could vary from the fair value of the investment that may be obtained if such investment were eventually sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund's asset manager and/or management to provide valuations. These managers may have a valuation conflict of interest because higher valuations generate higher management fees. In addition to valuation risk, shareholders of Institutional Private Funds are not entitled to the protections of the 1940 Act. For example, Institutional Private Funds may not require shareholder approval of advisory contracts, employ leverage higher than other investment vehicles such as a mutual fund, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics expose shareholders to the possible risk of total loss on a shareholder's investment.

The Fund may not be able to invest in certain Institutional Private Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to an Institutional Private Fund. The Fund's investments in certain Institutional Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. Lock-up periods are minimum holding periods and periods when the issuer temporarily suspends redemptions, which typically occur during periods of market volatility or high levels of redemption requests by Institutional Private Fund investors. The Fund may invest indirectly a substantial portion of its assets in Institutional Private Funds that follow a particular type of investment strategy, which exposes the Fund to the risks of that strategy. Most of the Fund's assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

Some of the Institutional Private Funds have made an election to be treated as a REIT for federal tax purposes or operative subsidiaries that have made such an election. Consequently, the tax risks described below under "REIT Tax Risk" also apply to these Institutional Private Funds or their subsidiaries.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the investment manager or issuer, such as management performance, financial leverage and reduced demand for the respective properties and services. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment

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company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. The Fund is a closed-end investment company structured as an "interval fund" and designed for long-term investors. Unlike many closed-end investment companies, the Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at class-specific NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund's repurchase policy of offering to repurchase a limited amount of shares (at least 5%) quarterly. The Fund's Institutional Private Fund investments are also subject to liquidity risk because the majority of Institutional Private Funds offer only quarterly redemption (the others are more frequent). Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser's investment strategy is subject to risk because Underlying Investment Vehicles selected by the Adviser may have low or negative returns. The Fund's portfolio managers and the other officers of the Adviser have no experience managing a closed-end interval fund. The Adviser will not be able to invest all of the Fund's assets because some assets will be used to pay Fund operating expenses. The Adviser's selection of securities and allocation of assets may not produce the desired returns.

Market Risk. An investment in the Fund's shares is subject to investment risk. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment. An investment in the Fund's shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Real estate related investments may be more volatile and/or lower than other segments of the securities market.

Public Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees and expenses at the Public Fund level. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expense. Closed-end funds typically trade at discounts to their net asset value and this discount may worsen following an investment by the Fund. The Fund's performance depends, in part, upon the performance of the mutual fund managers and their strategies. Each Public Fund is subject to its strategy-specific risks: varying amounts of leverage risk, illiquidity risk, concentration in real estate securities risk, small to medium capitalization issuer risk and market risk. Index based Public Funds returns are lower than their respective index because of fees and expenses and are subject to investment strategy induced tracking risk.

Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in Underlying Investment Vehicles that invest principally in real estate and real estate related industry securities, its portfolio returns will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The Adviser monitors each Underlying Investment Vehicle, using the most currently available information, to assure adherence to the vehicle's real estate investment strategy as described in its offering materials. The Adviser will dispose of an investment if it fails to maintain a real estate investment strategy. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

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Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain Underlying Investment Vehicles may engage in the development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the Underlying Investment Vehicles may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to certain policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from a number of properties and, as a result, adversely affect investment performance.

Dependence on Tenants. The value of properties and the ability to make distributions depends upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of real estate companies may adversely affect their tenants' ability to make their lease payments and, in such event, would substantially reduce both their income from operations.

Financial Leverage. Underlying Investment Vehicles may be leveraged and financial covenants may affect the ability of Underlying Investment Vehicles to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, an Underlying Investment Vehicle may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs: governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

REIT Risk. Equity REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors: supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Fund shareholders will also indirectly bear fees and expenses of equity REITs in addition to those at the Fund level.

REIT Tax Risk. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities

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in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund's yield on that investment. Equity REITs invest in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Equity REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by equity REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See "U.S. Federal Income Tax Matters." The Fund's investments in equity REITs may include an additional risk to shareholders. Some or all of an equity REIT's annual distributions to its investors may constitute a nontaxable return of capital. Any such return of capital will generally reduce the Fund's basis in the equity REIT investment, but not below zero. To the extent the distributions from a particular equity REIT exceed the Fund's basis in such REIT, the Fund will generally recognize gain. In part because equity REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also be deemed to be a nontaxable return of capital. Shareholders that receive such a payment will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the return of capital exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize a capital gain.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets may increase the Fund's expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to those shareholders. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

The Fund is indirectly exposed to the following risks through its investments in Underlying Investment Vehicles.

Interest Rate Swap and Cap Risk. Interest rate swap and cap agreements are subject to the risk that the counterparty to the agreement will default on its obligation to pay the Underlying Investment Vehicle. These agreements are subject to leverage risk, because payments are based "notional" amounts that exceed the amount invested, if any. Leverage risk will amplify an Underlying Investment Vehicle's losses. Swap and cap agreements may also involve fees, commissions or other costs that may reduce an Underlying Investment Vehicle's gains from such an agreement or may cause the Underlying Investment Vehicle to lose money. Interest rate caps are subject to the loss of the total initial payment if the reference floating rate does not exceed the agreed upon threshold rate.

Leveraging Risk. The use of leverage, such as borrowing money to purchase properties or securities, will cause the Fund and an Underlying Investment Vehicle to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. Generally, the use of leverage also will cause the Fund and an Underlying Investment Vehicle to have higher expenses (mostly interest expenses) than those of funds that do not use such techniques. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund or the Underlying Investment Vehicle is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. When an Underlying Investment Vehicle uses leverage, the Fund indirectly uses leverage and is subject to the same risks. The Adviser typically receives quarterly

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reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle's leverage exceeds the Adviser's expectation that is based on offering documents and quarterly reports, it will request daily leverage reports from that fund's manager, but cannot compel daily reporting.

Non-Principal Investment Strategy

Through its investments in Underlying Investment Vehicles, the Fund may have an indirect allocation of up to 5% of its assets in debt securities. Both Institutional Private Funds and Public Funds invest in debt instruments (mortgage notes, secured notes, senior notes and subordinated notes) that will not be rated by a credit rating agency and can include debt that would be considered "junk." In the event of an increase in debt investments by an Underlying Investment Vehicle, the Adviser evaluates whether disposing of the investment is in the best interests of the Fund, but will not necessarily sell the investment.

The Fund is indirectly exposed to the following debt risks though its investments in Underlying Investment Vehicles. When Underlying Investment Vehicles invest in debt securities, the value of your investment in the Fund will decline when interest rates rise. In general, the market price of debt securities with longer maturities will decrease more in response to changes in interest rates than shorter-term securities. Junk debt instruments are highly speculative and risky, and have significant credit risk (the debtor may default). A decline in the credit quality of a debt security held by an Underlying Investment Vehicle will not require the Fund to dispose of the Underlying Investment Vehicle. However, the Adviser evaluates such securities to determine whether to keep them in the Fund's portfolio. Debt securities also have prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). During periods of declining interest rates, prepayment rates usually increase and the Fund may have to reinvest prepayment proceeds at a lower interest rate. During periods of rising interest rates, prepayment rates usually decrease and the Fund may have fewer prepayment proceeds to reinvest at interest higher rates.

MANAGEMENT OF PREDEX

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund. The Board supervises the duties performed by the Adviser. The Board is comprised of four trustees. The Trustees are responsible for the Fund's overall management. The Board is responsible for adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund's investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under "Management" in the SAI. The Board consists of one individual who is an interested person of the Trust as defined under the 1940 Act ("Interested Trustee") and three individuals each of whom, as defined under the 1940 Act, are not "interested persons" of the Trust, the Adviser, or the Trust's distributor ("Independent Trustees"). A profile of the Trustees follows:

Independent Trustees

Carol Broad | 33 years financial & management experience in strategic consulting to institutional real estate investors

  Trustee, San Diego City Employees’ Retirement System, April 2015 to present.
  Formerly Director, Private Real Estate, Russell Investments, 1999 to 2011, where she ran Russell's discretionary multi-manager private real estate business with $3.2 B in AUM.
  Previously Principal with Institutional Property Consultants, 1989 to 1999, where, as Director of Research, she led real estate asset class research, manager selection and due diligence processes. Served as VP with Public Storage, Inc., 1986 to 1988, and held finance and marketing positions with several major oil companies.
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  She has been a member of the Pension Real Estate Association, the European Association for Investors in Non-listed Real Estate Vehicles (INREV), and the Editorial Board of the Institutional Real Estate Letter.
  MBA: University of California, Los Angeles, BS: Biochemistry, UCLA.

Addison (Tad) Piper | 44 years senior management experience in the Financial Services Industry

•	Formerly Chairman, Vice-Chairman and CEO at Piper Jaffray Companies in Minneapolis, 1983-2006. Joined the company in 1969 and served as Assistant Equity Syndicate Manager, Director of Securities Trading, and Director of Sales & Marketing. Director, Piper Jaffray Companies, 2006 to present.
•	He is currently a Senior Regent at St. Olaf College and Chair of Minnesota Comeback. He also serves as board member of Minnesota Public Radio, MinnCAN, American Public Media Group, and the Leuthold Group. He is the former Chair of Abbott Northwestern Hospital and Washburn Child Guidance Center. Former Vice-Chair of the Minneapolis Downtown Council and Board of Governors of the Securities Industry Association. Former Chair of the NYSE Regional Firms Advisory Group and former Trustee of the Stanford University Business School Trust.
•	MBA: Stanford Business School, BA: Economics, Williams College.

Dr. Kerry Vandell | 39 years of experience as professor of real estate and urban economics

  Director, Center for Real Estate and Professor Real Estate Finance at the Merage School of Business, UC Irvine.
  Former Chair of the Department of Real Estate and Urban Land Economics at the University of Wisconsin.
  Former Co-Editor of Real Estate Economics.
  His recent research on real estate illiquidity provides institutional investors with important tools to ascertain proper allocations to real estate in mixed-asset portfolios.
  Ph.D., Real Estate Finance, Massachusetts Institute of Technology; BS, MS, Engineering, Rice University; MS, City and Regional Planning, Harvard University

Interested Trustee

William J. Chadwick | 41 years of real estate advisory, management & legal experience

•	Co-Founder & Managing Director, Chadwick Saylor & Co., Real Estate Investment Banking & Advisory, 1985 to present.
•	Formerly: Chairman of Pension Real Estate Association, 1983-1988; Partner & Chairman of Tax Dept. Paul, Hastings, Janofsky & Walker, 1973-1974 and 1977-1985; Administrator, Pension & Welfare Benefit Programs, U.S. Department of Labor, 1975-1977.
•	Chairman, Exposition Park & California Science Center Board. 1999 to present; President, Los Angeles Memorial Coliseum Commission, 2002 to present.
•	J.D: Vanderbilt University School of Law BA: St. Lawrence University.
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Investment Adviser

PREDEX Capital Management, LLC, located at 18500 Von Karman Ave, Suite 350, Irvine, CA 92612, serves as the Fund's investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in January 2013 for the purpose of advising the Fund and has no other clients. The Adviser is indirectly controlled by J. Grayson Sanders because he indirectly owns over 25% of its interests.

Under the general supervision of the Fund's Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund's service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund agrees to pay the Adviser as compensation under the Management Agreement a monthly fee at the annual rate of 0.55% of the Fund's daily average net assets. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees' re-approval of the Fund's Investment Management Agreement is available in the Fund's annual report to shareholders dated April 30, 2016.

Expense Limitation Agreement

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund until at least April 30, 2019 (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.45% per annum of the Fund’s Class W average daily net assets, (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement remains in effect unless and until the Board approves its modification or termination.

Portfolio Managers

The management of the Fund's investment portfolio will be the responsibility of the Adviser and its Co-Portfolio Managers Grayson Sanders and Michael Achterberg.

J. Grayson Sanders – Mr. Sanders serves as President and Chief Investment Officer of the Adviser, a position he has held since the inception of the Adviser. Additionally, Mr. Sanders serves as Managing Principal of Mission Realty Advisors, LLC, a position held since he founded the company in February 2011. Mr. Sanders served as President of CNL Fund Advisors, Co., from 2004 to 2009 where he created and managed a global REIT mutual fund. He served from 2000 to 2004 as a Managing Director with AIG Global Real Estate Investment Corp. in New York, where he managed product development and capital formation for several international, opportunistic real estate funds for large institutional investors, investing in Europe, Asia and Mexico.

From 1991 to 1996 Mr. Sanders served as Director of Real Estate for the Ameritech Pension Trust in Chicago, where he managed the $1.5 billion real estate portfolio within the $13 billion defined benefit plan. Subsequently he was Executive Managing Director for CB Richard Ellis Investors where he was involved in product development and placement with institutional investors. In 1972, Mr. Sanders co-founded a real estate investment and consulting firm, The Landsing Corporation, which sponsored finite-life REITs and private partnerships. It grew to employ over 200 professionals. After serving as an officer in the U.S. Navy for four years, Mr. Sanders began his business career at Alex Brown & Sons, the Baltimore based investment banking firm.

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Mr. Sanders served on the Boards of both the Pension Real Estate Association and the National Association of Real Estate Investment Trusts where he was co-chairman of its Institutional Investor Committee. He was a lecturer at Stanford Business School in 1985 where he taught a course entitled, "Essentials of Real Estate Investment and Development". He also published an article in the Real Estate Finance Journal, "An Updated Look at Asset Allocation: Private and Public Real Estate in a Multi-Asset Class Portfolio." Mr. Sanders received a BA from the University of Virginia and an MBA from Stanford Business School where he was later President of the Alumni Association.

Michael D. Achterberg – Mr. Achterberg serves as Chief Operating Officer of the Adviser, a position held since March 2013, and has 28 years of experience in the fund management industry. He has extensive experience in fund management including due diligence, allocation of capital and general supervision for multi-manager funds.

Previously, Mr. Achterberg served as Chief Financial Officer for more than two years at CITIC Securities International Partners ("CSIP") which conducted China focused investment banking and private equity from offices in Los Angeles, New York, Hong Kong and Beijing. CSIP was formed as a strategic alliance with CITIC Securities Co., Ltd., China's largest securities firm, and Evercore Partners, a leading U.S.-based investment bank. Michael managed the valuations and investor reporting for the Hong Kong private equity advisor. He also was the FINOP for the U.S. broker-dealer which provided comprehensive advisory services relating to M&A and corporate finance for inbound and outbound transactions involving China.

Prior to that Mr. Achterberg was a partner for fifteen years at Strome Investment Management. The adviser's principal products were funds-of-funds and a global macro multi-manager strategy trading a wide variety of financial instruments including futures, swaps, currency options and forward contracts, repurchase agreements, various forms of debt obligations and private placements. As Chief Financial Officer he managed the operations of their private funds and was involved in the due diligence and allocation of capital to other managers. At Strome he was also the FINOP for an affiliated broker-dealer operating a hedge fund hotel that provided office space, complete fund administration and operational support to other advisers and their clients.

Until 1994 he was an Audit Manager for Coopers & Lybrand working exclusively in the investment industry with advisers and funds. While there he served on the national quality review program for the Investment Company practice.

The SAI provides additional information about each co-portfolio manager's compensation, other accounts managed and ownership of the Fund's shares.

Administrator, Accounting Agent and Transfer Agent

Gemini Fund Services, LLC, with offices located at 17605 Wright Street, Suite 2, Omaha, NE 68130 and 80 Arkay Drive, Hauppauge, NY, 11788, serves as Administrator, Accounting Agent and Transfer Agent. Gemini Fund Services, LLC receives an asset based fee, which scales downward based upon net assets, subject to certain minimum charges expected to be approximately $70,000 per year, plus certain out of pocket expenses.

Compliance Service Provider

Northern Lights Compliance Services, LLC ("NLCS"), located at 80 Arkay Drive, NY 11788, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Fund.

Custodian

The Bank of New York Mellon, with principal offices at One Wall Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund's portfolio. Under a Custody Agreement, the custodian holds the Fund's assets in safekeeping and keeps all necessary records and documents relating to its duties.

Other Fund Expenses

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The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

GFS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration, accounting and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants' services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund's dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund's officers and Trustees, (viii) errors and omissions insurance for the Fund's officers and Trustees, (ix) any brokerage costs, (x) taxes, (xi) costs associated with the Fund's quarterly repurchase offers, (xii) servicing and distribution fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund may pay a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act. However, the Adviser anticipates brokerage commissions will be approximately zero because the Fund's investments are typically made without the services of a broker.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of February [_], 2018 there were no persons with beneficial ownership of Fund shares that owned more than 25% of the voting securities of the Fund or any class thereof.

DETERMINATION OF NET ASSET VALUE

The net asset value (or NAV) of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. Under some circumstances, the Fund, the Board, or the Adviser may determine, based on other information available, that an Underlying Investment Vehicle's reported valuation does not represent fair value. In such cases, the Fund would determine the fair value of such an investment based on any relevant information available at the time the Fund values its portfolio, including the most recent value reported by an Underlying Investment Vehicle. If market quotations are not readily available (as in the case of Institutional Private Funds), securities are valued at fair value as determined by the Board. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the investment in the security were sold at the time of valuation to a third party or redeemed by the Institutional Private Fund, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to its Fair Value Committee with the assistance of the Adviser, which each act under the Board's supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Institutional Private Funds are difficult to value, particularly to the extent that their underlying investments are not publicly traded. The Adviser, acting under the Board's supervision via the Board's Fair Value Committee and pursuant to policies implemented by the Board, determines the fair value of the investment based on the most recent value reported by the Institutional Private Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in

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a particular investment fund, the Adviser and the Fair Value Committee consider whether it is appropriate, in light of all relevant circumstances, to value the investment at the net asset value reported by the Institutional Private Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the Adviser's and Fair Value Committee's fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Institutional Private Funds' assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Adviser, acting under the Board's supervision through the Fair Value Committee and pursuant to policies implemented by the Board, may consider several factors: fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security, prices of similar securities and the recommendation of the Fund's Portfolio Manager. The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Institutional Private Fund investments, the Adviser attempts to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Institutional Private Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser and the Fair Value Committee may conclude in certain circumstances that the information provided by the asset manager and/or issuer of an Institutional Private Fund does not represent the fair value of the investment in such a security. Institutional Private Funds, if any, that invest in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Institutional Private Fund, the Adviser, under the oversight of the Board by way of the Fair Value Committee, conducts a due diligence review of the valuation methodology utilized by the Institutional Private Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser and the Fair Value Committee reasonably believe to be consistent with those used by the Fund for valuing its own investments. After investing in an Institutional Private Fund, the Adviser monitors the valuation methodology used by the asset manager and/or issuer of the Institutional Private Fund. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board through the Fair Value Committee considers whether it is appropriate, in light of all relevant circumstances, to value the investment at the net asset value reported by the Institutional Private Fund at the time of valuation or to adjust the value to reflect a premium or discount.

The Adviser, through the Fair Value Committee, provides the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser and the Fair Value Committee, the Board reviews any securities valued by the Adviser in accordance with the Fund's valuation policies.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE, if any, are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be deemed unreliable by the Adviser because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-

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the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities. Mutual funds are valued at their daily net asset value.

With respect to any portion of the Fund's assets that are invested in one or more open-end management investment companies registered under the 1940 Act, each mutual fund's net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

The Fund's valuation procedures require the Board to consider all relevant information available at the time the Fund values its portfolio. The Board and/or the Adviser consider such information, and may conclude in certain circumstances, that the information provided by the asset manager of an Institutional Private Fund or other Underlying Investment Vehicle does not represent the fair value of the Fund's investment. Although the procedures approved by the Board provide that the Adviser reviews the valuations provided by the Underlying Investment Vehicles' managers, neither the Adviser nor the Board is able to confirm independently the accuracy of valuation calculations provided by such Underlying Investment Vehicles' managers.

Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board considers whether it is appropriate, in light of all relevant circumstances, to value its investment at the net asset value reported by the investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

In general, fair value represents a good faith approximation of the current value of an asset and is used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Fund if the judgments of the Board, the Adviser, or Underlying Investment Vehicle managers should prove incorrect.

CONFLICTS OF INTEREST

The Fund does not believe the Adviser has any conflicts of interest because the Adviser has no other clients, the portfolio managers do not manage other accounts and are not permitted to invest in the securities held by the Fund. Nonetheless, although the Adviser has no intention of accepting other clients, the Adviser has adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any potential conflicts related to the acceptance of another client or clients.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at the respective class-specific NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the "Repurchase Request Deadline"). Shares will be repurchased at the respective class-specific NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a "Repurchase Pricing Date").

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the "Repurchase Request Deadline," which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder's address of

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record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and regulations thereunder.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Shareholder Notification"). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the "Repurchase Payment Deadline"). The notice also will set forth the respective class-specific NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the respective class-specific NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the respective class-specific NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-877-940-7202 to learn the respective class-specific NAV. The notice of the repurchase offer also will provide information concerning the respective class-specific NAV, such as the respective class-specific NAV as of a recent date or a sampling of recent class-specific NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder's address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and regulations thereunder.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

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Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets (liquid Public Funds, money market mutual funds, short-term (30 day or shorter maturity) U.S. T-Bills) or access to a bank line of credit equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of securities that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or, in the alternative, that the Fund has access to a bank line of credit. For example, if the Fund offers to repurchase 5% of its shares, then at least 5% of its net assets will be represented by liquid securities or access to a bank line of credit. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund's securities are sufficiently liquid, or that it has access to a bank line of credit, so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund's portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities.

Repurchase of the Fund's shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets would increase the Fund's expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder's descendants to redeem shares in the event of such shareholder's death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Distribution Policy

The Fund intends to make quarterly distributions to its shareholders. The Fund may establish a predetermined dividend rate, which may be modified by the Board from time to time. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less

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than the amount of the predetermined dividend rate, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital from the Fund's assets. The Fund's final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund's current and accumulated earnings and profits. Payments in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the payment would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder's assets being invested in the Fund and, over time, increase the Fund's expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See "Dividend Reinvestment Policy."

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund's shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The IRS requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by GFS (the "Agent"). Pursuant to the policy, the Fund's income dividends or capital gains or other distributions (each, a "Distribution" and collectively, "Distributions"), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at PREDEX, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund's Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder's behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund's relevant class-specific NAV per share.

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The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts and information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder's proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder's name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, without limitation, failure to terminate a participant's account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant's account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See "U.S. Federal Income Tax Matters."

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at PREDEX, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Certain transactions can be performed by calling the toll free number 1-877-940-7202.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund's shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund elects to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an

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income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. If for any taxable year the Fund does not qualify for the special tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal tax at regular corporate rates (without any deduction for distributions to its shareholders). In such event, dividend distributions would be taxable to shareholders to the extent the Fund's earnings and profits, and would be eligible for the dividends-received deduction for corporations.

The Fund intends to make quarterly distributions. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund's investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund's current and accumulated earnings and profits. Distributions of the Fund's net capital gains ("capital gain dividends"), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Payments, if any, in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any payment from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends) or return of capital will be made as of the end of the Fund's taxable year.

The Fund expects that on or before January 31st of each year, the Fund will inform its shareholders of the source and tax status of all distributions made during the previous calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on February 5, 2013. The Fund's Agreement and Declaration of Trust (the "Declaration of Trust") provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders. As of February [_], 2018, of 4,000,000 shares registered, [_______] Class I shares were outstanding, of which none were owned by the Fund.

Title of Class	Amount Authorized	Amount Held By Fund	Amount Outstanding
Class I Shares of Beneficial Interest	Unlimited 4,000,000 shares registered	None	[_____] shares NAV $[25._] per share

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund intends to make quarterly distributions to its shareholders. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See "Dividend Reinvestment Policy." The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote

27

as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund's shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund's transfer agent, a share certificate may be issued at the Fund's discretion for any or all of the full shares credited to an investor's account. Share certificates that have been issued to an investor may be returned at any time. The Fund's transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. GFS will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund's shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund's asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Northern Lights Distributors, LLC, located at 17605 Wright Street Omaha, NE 68130, serves as the Fund's principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund's shares, subject to various conditions. The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Fund's shares are offered for sale through the Distributor at the respective class-specific NAV, plus any applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund's shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares.

The Adviser or its affiliates, in the Adviser's discretion and from their own resources (which may include the Adviser's legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the "Additional Compensation"). In return for the Additional Compensation, the Fund may receive certain marketing advantages: access to a broker's or dealer's registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker's or dealer's registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may

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be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Please visit the relevant financial intermediary's website for more information about this potential conflict of interest.

The Fund, with respect to its Class W shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class W shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% of average daily net assets attributable to Class W shares. The Dealer Manager for this offering is Black Creek Capital Markets, LLC (“BCCM”). BCCM is registered as a broker-dealer with the SEC and FINRA. The Dealer Manager receives compensation from the Distributor for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Class W shares.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by Gemini Fund Services, LLC, the Fund's administrator. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, "Financial Intermediaries"). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary's name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor's account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund's relevant class-specific NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to PREDEX to:

PREDEX
c/o Gemini Fund Services, LLC
17605 Wright Street, Suite 2

Omaha, NE 68130

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

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The transfer agent will charge a $25.00 fee against an investor's account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor's bank to send the wire. An investor's bank must include both the name of PREDEX, the account number, and the investor's name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-877-940-7202 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: Gemini Fund Services, LLC
Account #: (number provided by calling toll-free number above)
Further Credit: PREDEX
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact Gemini Fund Services, LLC to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-877-940-7202. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA PATRIOT Act of 2001, GFS will verify certain information on each account application as part of the Fund's Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Gemini Fund Services, LLC at 1-877-940-7202 for additional assistance when completing an application.

If Gemini Fund Services, LLC does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Terms

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Class W Shares

The minimum initial purchase by an investor is $2,500 for all accounts. The Fund's shares are offered for sale through its Distributor at the respective class-specific net asset value, plus applicable sales charge. The price of the shares during the Fund's continuous offering will fluctuate over time with the net asset value of the shares.:

Share Class Considerations

When selecting a share class, you should consider the following:

•	the amount you intend to invest;
•	how long you expect to own the shares; and
•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Other Class of Shares.

The Fund offers Class T and Class I shares by different prospectuses. These shares are subject to different ongoing distribution costs, investment minimums and sales loads than Class W shares.

Shareholder Service Expenses

The Fund has adopted a "Shareholder Services Plan" under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund or provide shareholder services. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal to up to 0.25% of its average net assets.

CYBERSECURITY

The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached. The Fund and shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Fund's business operations, potentially resulting in financial losses; interference with the Fund's ability to calculate NAVs; impediments to trading; the inability of the Fund, the Adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Fund invests; counterparties with which the Fund engages in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Fund's shareholders); and other

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parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

LEGAL MATTERS

Certain legal matters in connection with the shares are passed upon for the Fund by Thompson Hine LLP, 41 South High Street, 17th floor, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund sends to its shareholders unaudited semi-annual and audited annual reports which include a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-877-940-7202 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP is the independent registered public accounting firm for the Fund and audits the Fund's annual financial statements. RSM US LLP is located at 555 Seventeenth Street, Suite 1000, Denver, CO 80202.

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-[186987]). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Investment Objective and Policies	2
Management of PREDEX	13
Codes of Ethics	19
Proxy Voting Policies and Procedures	19
Control Persons and Principal Holders	20
Investment Advisory and Other Services	20
Portfolio Managers	21
Allocation of Brokerage	22
Tax Status	22
Other Information	26
Independent Registered Public Accounting Firm	26
Financial Statements	26
Appendix – Adviser's Proxy Policy	27

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PRIVACY notice March 2013
FACTS	WHAT DOES PREDEX DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: § Social Security number § Purchase History § Assets § Account Balances § Retirement Assets § Account Transactions § Transaction History § Wire Transfer Instructions § Checking Account Information When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons PREDEX chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does PREDEX share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

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Questions?	Call 1-877-940-7202

Who we are
Who is providing this notice?	PREDEX
What we do
How does PREDEX protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does PREDEX collect my personal information?

We collect your personal information, for example, when you

▪ Open an account

▪ Provide account information

▪ Give us your contact information

▪ Make deposits or withdrawals from your account

▪ Make a wire transfer

▪ Tell us where to send the money

▪ Tells us who receives the money

▪ Show your government-issued ID

▪ Show your driver's license

We also collect your personal information from other companies.

Why can't I limit all sharing?

Federal law gives you the right to limit only

▪ Sharing for affiliates' everyday business purposes – information about your creditworthiness

▪ Affiliates from using your information to market to you

▪ Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ PREDEX does not share with our affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies ▪ PREDEX does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ PREDEX doesn't jointly market.

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PROSPECTUS

PREDEX

Shares of Beneficial Interest

February [_], 2018

Investment Adviser

PREDEX Capital Management, LLC

All dealers that buy, sell or trade the Fund's shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund's Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Class T Shares (ticker)

Shares of Beneficial Interest

February [_], 2018

PREDEX (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated February [_], 2018, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing PREDEX at c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130, or by calling toll-free 1-877-940-7202. The table of contents of the SAI appears on page 28 of this prospectus. You may request the Fund's SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-877-940-7202. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC's website at http://www.sec.gov. The address of the SEC's website is provided solely for the information of prospective shareholders and is not intended to be an active link. Additional information may also be found by visiting the Fund’s website at https://www.predexfund.com.

Investment Objective. The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

Securities Offered. The Fund engages in a continuous offering of shares. The Fund has registered 4,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Northern Lights Distributors, LLC (the “Distributor”), under the terms of this prospectus, 4,000,000 shares of beneficial interest, less shares previously sold, at the Class T net asset value (“NAV”) plus any applicable sales load. As of February [_], 2018, no Class T shares were outstanding. However, the NAV of Class I shares was $[25.__], as of February [_], 2018. The maximum Class T sales load is 4.25% of the amount invested. The minimum initial investment for Class T shares is $2,500 for all types of accounts. The Fund or the Adviser may waive the minimum investment at either's discretion. Subsequent investments may be made in any amount. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares of the Fund will be sold at the next determined respective class-specific NAV, plus any applicable sales load. See “Plan of Distribution.” The Fund's continuous offering is expected to continue indefinitely in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”).

Privately Offered Real Estate Funds. The Fund invests up to 95% of its net assets (measured on a quarterly basis), under normal circumstances, in privately offered securities of non-traded institutional real estate funds (“Institutional Private Funds”). Because the majority of Institutional Private Funds only accept investors quarterly (the others are more frequent), the Fund may have over 25% of its assets invested in “Public Funds” (as defined below) between quarter ends or, with respect to the non-traded publicly-offered subset of Public Funds, as part of its long-term strategy. Together, Institutional Private Funds and Public Funds are referred to as “Underlying Investment Vehicles.” Institutional Private Funds employ leverage through borrowing, are illiquid, subject to significant loss, and difficult to value. In addition, these funds are not regulated by the SEC and are not subject to the protections of the Investment Company Act of 1940, as amended (“1940 Act”). The Fund may use leverage (i.e. borrowing money to make additional investments) and may indirectly use leverage because the Underlying Investment Vehicles in which it invests use leverage. The Fund attempts to limit its investments in Underlying Investment Vehicles to those using leverage of 55% or less. However, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual leverage in the Underlying Investment Vehicles can, on any day, exceed 55%. Because the Fund concentrates its investments in real estate related funds, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and is exposed to greater risk than a portfolio exposed to more asset classes and economic sectors. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Publicly Offered Real Estate Funds. The Fund may also invest in publicly offered exchange-traded funds, closed-end funds, mutual funds and other non-traded funds that may offer daily or monthly liquidity (“Public Funds”) that invest the majority of their assets in real estate and real estate related industry securities. Public Funds are exchange-traded or those that may offer daily or monthly redemption to investors. The Fund may invest in Public Funds as a substitute for Institutional Private Funds while awaiting the next investment window for Institutional Private Funds or, with respect to the non-traded publicly-offered subset of Public Funds, as part of its long-term strategy. The Fund may also invest in short-term liquid investments such as, money market mutual funds or T-Bills while awaiting the next investment window.

Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid. There is no secondary market for the Fund's shares, and it is not anticipated that a secondary market will develop. Moreover, shares of the Fund are not redeemable and not appropriate for investors requiring liquidity. Although the Fund will offer to repurchase at least 5% of its shares on a quarterly basis in accordance with the Fund's repurchase policy, the Fund will otherwise not be required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests or shares of any security. Moreover, the Fund is not required to extend, and shareholders should not expect the Fund's Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares. Accordingly, regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn. If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity. The Fund's payments to shareholders may consist in whole or in part of a return of capital and may result in potentially adverse tax consequences to the Fund and its shareholders.

Investing in the Fund's shares involves risks. See “Risk Factors” below in this prospectus.

Investment Adviser

PREDEX Capital Management, LLC

TABLE OF CONTENTS	Page
PROSPECTUS SUMMARY	1
SUMMARY OF FUND EXPENSES	6
FINANCIAL HIGHLIGHTS	7
THE FUND	8
USE OF PROCEEDS	8
INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES	8
RISK FACTORS	11
MANAGEMENT OF PREDEX	16
DETERMINATION OF NET ASSET VALUE	20
CONFLICTS OF INTEREST	22
QUARTERLY REPURCHASE OF SHARES	22
DISTRIBUTION POLICY	24
DIVIDEND REINVESTMENT POLICY	25
U.S. FEDERAL INCOME TAX MATTERS	26
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES	27
ANTI-TAKEOVER PROVISIONS IN DECLARATION OF TRUST	27
PLAN OF DISTRIBUTION	28
CYBERSECURITY	22
LEGAL MATTERS	33
REPORTS TO SHAREHOLDERS	33
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	33
ADDITIONAL INFORMATION	33
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	33
PRIVACY NOTICE	34

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of shares at class-specific net asset value per share (“NAV”). See “Quarterly Repurchases of Shares.”

Investment Objective and Policies. The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

The Fund invests in privately offered, non-traded, perpetual-life institutional real estate funds (“Institutional Private Funds”). The majority of Institutional Private Funds only accept investors quarterly (the others are more frequent). Additionally, Institutional Private Funds may occasionally be temporarily closed to new investors or additional investments. As a result, when the Fund has cash in its portfolio, it invests that cash in publicly offered real estate funds or short-term liquid investments such as money market mutual funds or T-Bills, until the next investment “window” of the Institutional Private Funds open.

Publicly offered real estate funds consist of exchange-traded funds (“ETFs”), closed-end funds, mutual funds and other non-traded publicly-offered funds that may offer daily or monthly liquidity (“Public Funds”) that invest the majority of their assets in real estate and real estate related industry securities. Together, Institutional Private Funds and Public Funds are referred to as “Underlying Investment Vehicles.” The Fund refers to the Institutional Private Funds as “institutional” because, due to their unregistered status and high investment minimums, they are marketed and sold to institutional investors. Institutional Private Funds typically invest directly in real estate. Public Funds typically invest directly or indirectly in real estate by investing in securities, i.e. equity real estate investment trusts, commonly referred to as equity REITs. Investors in Underlying Investment Vehicles acquire common stock, partnership or membership interests, or shares of beneficial interest. Neither the Adviser nor any of its affiliates act as the investment adviser or the party responsible for operating any other funds. The Adviser selects Underlying Investment Vehicles without restriction as to capitalization.

The Fund concentrates investments in the real estate industry, because, under normal circumstances, it invests (through Underlying Investment Vehicles) at least 75% of its assets in real estate industry funds. This policy is fundamental and may not be changed without shareholder approval. Based on SEC staff interpretations of the Investment Company Act of 1940, as amended (“1940 Act”), a fund is considered concentrated if it invests 25% or more of its assets in securities of issuers in the same industry or group of industries. The Fund's SAI contains a list of all of the fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

The Fund may directly use leverage (i.e. borrowing money to make additional investments) and indirectly uses leverage because the Underlying Investment Vehicles in which it invests use leverage. The Fund attempts to limit its investments in Underlying Investment Vehicles to those using leverage of 55% or less. However, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual leverage in any Underlying Investment Vehicle can, on any day, exceed 55%. When the Adviser makes investment decisions, it attempts to limit the Fund's indirect use of leverage. The Adviser's goal is to limit the average use of leverage by all of the Underlying Investment Vehicles in the Fund's portfolio (as measured by the weighted average of its portfolio) to 40% or less. Here too, because the Adviser's leverage calculations are based on information that can be as much as 90 days old, the actual weighted average leverage of the Fund's investment portfolio can, on any day, exceed 40%.

The Fund may borrow for investment purposes, for temporary liquidity and to satisfy repurchase requests from Fund shareholders. The Adviser monitors the Fund's investment portfolio to measure average leverage based upon the latest information available for each Underlying Investment Vehicle, which is reported at least quarterly for each Underlying Investment Vehicle. However, the Adviser does not have access to more frequent reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle leverage exceeds the Adviser's expectation, it will investigate the reason for the increase in leverage and request daily leverage reports from that fund's manager. The Adviser will

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dispose of the position if it determines that the increase in leverage is an active decision of the fund manager or non-temporary. See “Investment Objective, Policies and Strategies.” The Fund invests, through Underlying Investment Vehicles, without restriction as to issuer capitalization.

Investment Strategy. The Fund invests in Institutional Private Funds and Public Funds. The Adviser selects Underlying Investment Vehicles based on the Adviser's assessment of each fund's ability to produce consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

Institutional Private Funds

The Adviser selects Institutional Private Funds that meet the following criteria:

o	Real Estate - at least 80% of the market value of its net assets must be invested in real estate and no more than 20% invested in cash or equivalents.
o	Investments - at least 80% of the market value of its real estate net assets must be invested in private equity real estate.
o	Domain - at least 95% of the market value of real estate net assets must be invested in US markets.
o	Property Types - at least 80% of the market value of its real estate net assets must be invested in office, industrial, apartment and retail property types.
o	Life Cycle - at least 75% of market value of real estate net assets must be invested in properties that are operating (i.e., currently have tenants and revenue).
o	Leverage - no more than 55% leverage. Leverage is borrowing money to make additional investments.

The Adviser relies upon quarterly or more frequent reports, if available, from Institutional Private Funds to monitor consistency with the criteria above and will adjust the Fund's investment portfolio to maintain the criteria above.

Public Funds

Because the majority of Institutional Private Funds only accept investors quarterly (the others are more frequent), the Fund may have over 25% of its assets invested in Public Funds between quarter ends. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. The Adviser selects real estate Public Funds that the Adviser believes will deliver investment returns similar to Institutional Private Funds based on the Adviser's evaluation of fund expenses, management experience, investment objective and strategy. The Adviser sells Public Fund shares to make investments in Institutional Private Funds and to fund quarterly repurchases of the Fund's shares.

Underlying Investment Vehicles

Both Institutional Private Funds and Public Funds invest in interest rate swaps and caps to hedge interest rate risk.

Investment Adviser and Fee. PREDEX Capital Management, LLC, the investment adviser to the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was formed during January 2013 for the purpose of advising the Fund and has no other clients. The Adviser is entitled to receive a monthly fee at the annual rate of 0.55% of the Fund's daily average net assets. The Adviser and the Fund have entered into a contractual expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.45% per annum of the Fund's average Class T shares daily net assets (the “Expense Limitation”) through April 30, 2019. Expenses may exceed 1.45% if the Fund incurs expenses not subject to the Expense Limitation. In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement will remain in effect through April 30, 2019,

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unless and until the Board of Trustees (the “Board”) approves its modification or termination. This agreement may be terminated only by the Fund's Board. After its term, the Expense Limitation Agreement may be renewed at the Adviser's and Board's discretion. See “Management of PREDEX.”

Administrator, Accounting Agent and Transfer Agent. Gemini Fund Services, LLC (“GFS”) serves as the administrator, accounting agent and transfer agent of the Fund. See “Management of PREDEX.”

Closed-End Fund Structure. Closed-end funds differ from open end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund's shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) quarterly, which is discussed in more detail in the next paragraph regarding Investor Suitability.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity where the only source of liquidity is the Fund's quarterly offer to repurchase 5% of the shares outstanding at class-specific NAV. The Fund's shares should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at class-specific NAV, of no less than 5% of its shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase up to and including 5% of such shareholder's shares in each quarterly repurchase. Limited liquidity will be provided to shareholders only through the Fund's quarterly repurchases. The Fund maintains liquid securities (Public Funds, money market mutual funds, short-term U.S. T-Bills) or access to a bank line of credit in amounts sufficient to meet quarterly redemption requirements. From the time it sends a notification to shareholders of the repurchase offer until the repurchase pricing date, a percentage of the Fund's assets equal to at least 100% of the repurchase offer amount shall consist of liquid securities, or, in the alternative, access to a bank line of credit. For example, if the Fund offers to repurchase 5% of its shares, then at least 5% of its net assets will be represented by liquid securities, or, in the alternative, access to a bank line of credit. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks. You may receive little or no return on your investment or you may lose your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund's shares. See “Risk Factors.” The following describes the principal investment risks faced by the Fund.

Distribution Policy Risk. The Fund's distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a payment that is a return of capital, rather than a distribution (i.e. dividend and capital gain distributions). A return of capital results in less of a shareholder's assets being invested in the Fund and, over time, increases the Fund's expense ratio. A return of capital may also reduce a shareholder's tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Institutional Private Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Institutional Private Fund level. The Fund's performance depends in large part upon the performance of the Institutional Private Fund managers and their selected strategies. The majority of Institutional Private Funds permit redemptions only quarterly

3

(the others are more frequent) and these withdrawal limitations restrict the Adviser's ability to terminate investments in Institutional Private Funds. If values are falling, the Fund will not be able to sell its Institutional Private Funds and the value of Fund shares will decline. Institutional Private Funds are not publicly traded and therefore are not liquid investments. As a result, the Fund's Board will depend on the Institutional Private Funds to provide a valuation of the Fund's investment to the Adviser as part of the fair valuation process. These values could vary from the fair value of the investment that may be obtained if such investment were eventually sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund's asset manager and/or management to provide valuations. These managers may have a valuation conflict of interest because higher valuations generate higher management fees. In addition to valuation risk, shareholders of Institutional Private Funds are not entitled to the protections of the 1940 Act. For example, Institutional Private Funds may not require shareholder approval of advisory contracts, may employ high leverage, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the performance of the investment manager, the financial leverage of the issuer, and reduced demand for the properties and services of the issuer. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence because the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. There is currently no secondary market for Fund shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at class-specific NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund's repurchase policy of offering to repurchase a limited amount of shares (at least 5%) quarterly. The Fund's Institutional Private Fund investments are also subject to liquidity risk because they generally offer only quarterly redemption. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser's investment strategy is subject to risk because Underlying Investment Vehicles selected by the Adviser may have low or negative returns. The Fund's portfolio managers and the other officers of the Adviser have no prior experience managing a closed-end interval fund. The Adviser will not be able to invest all of the Fund's assets because some assets will be used to pay Fund operating expenses.

Market Risk. An investment in the Fund's shares is subject to investment risk. An investment in the Fund's shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The Fund's Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder's investment.

Public Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees and expenses at the Public Fund level. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expense. Closed-end funds typically trade at discounts to their net asset value and this discount may worsen following an investment by the Fund. The Fund's performance depends, in part, upon the performance of the fund managers and their strategies. Each Public Fund is subject to its strategy-specific risks: varying amounts of leverage risk, illiquidity risk, concentration in real estate securities risk, small to medium capitalization issuer risk and market risk.

Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in Underlying Investment Vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more asset classes and

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economic sectors. The Adviser monitors each Underlying Investment Vehicle, using the most currently available information, to assure adherence to the vehicle's real estate investment strategy as described in its offering materials. The Adviser will dispose of an investment if it fails to maintain a real estate investment strategy. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

REIT Risk. Equity REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors: supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Fund shareholders will also indirectly bear fees and expenses of equity REITs in addition to those at the Fund level.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares.

The Fund is indirectly exposed to the following risks through its investments in Underlying Investment Vehicles.

Interest Rate Swap and Cap Risk. Interest rate swap and cap agreements are subject to the risk that the counterparty to the agreement will default on its obligation to pay the Underlying Investment Vehicle. These agreements are also subject to leverage risk, because payments are based “notional” amounts that exceed the amount invested, if any.

Leveraging Risk. The use of leverage (borrowing money to purchase properties or securities) will cause the Fund and an Underlying Investment Vehicle to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund or the Underlying Investment Vehicle is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. When an Underlying Investment Vehicle uses leverage, the Fund indirectly uses leverage and is subject to the same risks. The Adviser receives quarterly reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle's leverage exceeds the Adviser's expectation that is based on offering documents and quarterly reports, it will request daily leverage reports from that fund's manager, but cannot compel daily reporting.

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U.S. Federal Income Tax Matters.

The Fund elects to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Internal Revenue Code (the “Code”). In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund intends to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder's distributions will be reinvested in additional shares under the Fund's dividend reinvestment policy. Shareholders who elect not to participate in the Fund's dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Custodian.

The Bank of New York Mellon serves as the Fund's custodian. See “Management of PREDEX.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class T
Maximum Sales Load (as a percent of offering price)	4.25%
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.55%
Other Expenses
Distribution Fee	0.25%
Shareholder Servicing Expenses	0.25%
Remaining Other Expenses [1]	0.83%
Total Annual Expenses	1.88%
Fee Waiver [2]	(0.43)%
Total Annual Expenses (after fee waiver)	1.45%
1.	Estimated for the current fiscal year.
2.	The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund until at least April 30, 2019 (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.45% per annum of the Fund's Class T shares average daily net assets, (the Expense Limitation). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement will remain in effect unless and until the Board approves its modification or termination.

The Summary of Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales load discounts on Class T shares on purchases of shares if you and your family invest, or agree to invest in the future, at least $250,000 in the Fund. More information about these and other discounts is available from your financial professional and in Purchase Terms starting on page 25 of this Prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

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Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$[_]	$[_]	$[_]	$[_]

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by GFS, currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one Class I share of beneficial interest outstanding throughout the period presented. Because Class T shares have not commenced investment operations, no financial highlights are available for this share class at this time. In the future, financial highlights for Class T shares will be presented in this section of the Prospectus.

	For the Semi- Annual Period Ended Oct. 31, 2017	For the Year(2) Ended April 30, 2017		For the Year Ended April 30, 2016	For the Year Ended April 30, 2015	For the Year Ended April 30, 2014	For the Period Feb. 5, 2013(1) to April 30, 2013
	(unaudited)

Net Asset Value, Beginning of Period	$25.19	$25.00		$25.00	$25.00	$25.00	$ -
From Operations:
Net investment income (a)	0.22	0.00		-	-	-	-
Net gain from investments
(both realized and unrealized)	0.48	0.31		-	-	-	-
Total from operations	0.70	0.31		-	-	-	-

Less distributions:
From net investment income	(0.20)	(0.11)		-	-	-	-
From net realized gain	-	(0.01)		-	-	-	-
Total distributions	(0.20)	(0.12)		-	-	-	-

Net Asset Value, End of Period	$25.69	$25.19		$25.00	$25.00	$25.00	$ -

Total Return (b)	2.78%	1.27%		0.00%	0.00%	0.00%	0.00%	(d)

Ratios/Supplemental Data
Net assets, end of period (in 000's)	$41,647	$39,871		$100	$100	$100	$ -
Ratio of expenses to average net assets(f),
before reimbursement	1.51%	3.63%	(h)	57.26%	2.25%	30.01%	0.00%	(c)(e)
net of reimbursement	1.20%	1.20%	(h)	0.00%	0.00%	0.00%	0.00%	(c)
Ratio of net investment income to average net assets (g)	1.68%	0.02%	(h)	0.00%	0.00%	0.00%	0.00%	(c)
Portfolio turnover rate	0%	0%		0%	0%	0%	0%	(d)

________________

(1)	Date of organization of the Fund.
(2)	Commencement of operations was July 1, 2016.
(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains, if any.
(c)	Annualized.
(d)	Not annualized.
(e)	There were no net assets at April 30, 2013.
(f)	Does not include expenses of investment companies in which the Fund invests.
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(g)	Recognition of net investment income by the Fund is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Recurring expenses that were not charged until the fund commenced operations on July 1, 2016 have been annualized.

The Fund's complete audited Financial Statements which include the Financial Highlights presented above, and independent registered public accounting firm's report thereon contained in the Fund's annual report dated April 30, 2017, and unaudited Financial Statements which include the unaudited Financial Highlights presented above contained in the Fund's semi-annual report dated October 31, 2017, are incorporated by reference in the Fund's SAI. The Fund's SAI, annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at 1-877-940-7202.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on February 5, 2013. The Fund's principal office is located at 17605 Wright Street, Suite 2, Omaha, NE 68130, and its telephone number is 1-402-493-4603.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, will be invested in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt. The Fund pays offering expenses incurred with respect to its initial and continuous offering, less amounts advanced pursuant to the Expense Limitation Agreement. Pending investment of the proceeds in accordance with the Fund’s Institutional Private Fund investment strategy the Fund invests in Public Funds or short-term liquid investments such as, money market mutual funds or T-Bills. Investors should expect that before the Fund’s Adviser has fully invested the proceeds in a combination of Institutional Private Funds and Public Funds that it considers optimal, the Fund’s returns may be lower than expected.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

The Fund’s SAI contains a list of the fundamental investment policies (those that may not be changed without a shareholder vote) of the Fund under the heading “Investment Objective and Policies.”

The Adviser’s Strategy

The Fund invests up to 95% of its total assets in Institutional Private Funds under normal circumstances. Some Institutional Private Funds are included in the National Council of Real Estate Investment Fiduciaries Open End Diversified Core Equity Index (the “NFI-ODCE Index” or “Index”). Under normal market conditions, the Fund invests at least 50% of its Institutional Private Fund assets in Index-members. The balance of its allocation to Institutional Private Funds is to non-Index members.

The Adviser selects non-Index Institutional Private Funds that it believes will provide investment returns similar to those funds that are in the Index, but are not included in the Index solely because they do not meet the leverage, diversification or timeliness of reporting requirements of the Index. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Institutional Private Funds only to the extent that, on average, the Fund’s portfolio of Institutional Private Funds meets the investment criteria for the NFI-ODCE Index. The majority of Institutional Private Funds typically accept investments on a quarterly basis (the others are more frequent), and may occasionally be closed to new investors or additional investments. As a result, when the Fund has cash in its portfolio, it invests that cash in publicly offered real estate funds and/or short-term liquid investments such as, money market mutual funds or T-Bills, until the next investment “window” of the Institutional Private Funds opens. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. Publicly offered real estate funds are not Index-members.

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These publicly offered real estate funds consist of exchange-traded funds (“ETFs”), closed-end funds, mutual funds and other non-traded funds that may offer daily or monthly liquidity (“Public Funds”) that invest the majority of their assets in real estate and real estate related industry securities. Together, Institutional Private Funds and Public Funds are referred to as “Underlying Investment Vehicles.” The Fund refers to the Institutional Private Funds as “institutional” because, due to their unregistered status and high investment minimums, they are marketed and sold to institutional investors. Institutional Private Funds typically invest directly in real estate and Public Funds typically invest directly or indirectly in real estate by investing the majority of their assets in equity real estate investment trusts, commonly referred to as equity REITs. Equity REITs are pooled investment vehicles that invest the majority of their assets in income-producing real estate.

Because Institutional Private Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to the Institutional Private Fund used by the Adviser to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund’s asset manager and/or management to provide valuations. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Institutional Private Funds. Quarterly unaudited financial statements are provided by Institutional Private Funds, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. In its evaluation of asset managers of Institutional Private Funds, the Adviser will have the same access to information as any other institutional investor. The Fund’s Board of Trustees is responsible for the valuation process, but delegates execution of certain aspects of pricing to the Adviser. The Board of Trustees evaluates the reasonableness and accuracy of the fair value process and will adjust the valuation process if valuation problems arise.

The NFI-ODCE Index is maintained by National Council of Real Estate Investment Fiduciaries (NCREIF). NCREIF is a not-for-profit trade association that provides to its membership, and the academic and investment community, commercial real estate data. Its membership is composed of investment managers, plan sponsors, academicians, consultants, appraisers, CPAs and other service providers involved in institutional real estate investments. NCREIF is not regulated by any federal or state agency. Index returns and other information are available free of charge at www.ncreif.org. The NFI-ODCE Index is composed of privately offered, non-traded institutional real estate funds that do not have a set termination date or finite life. These funds offer periodic subscriptions and redemptions. To be in the Index, a fund must comply with the NCREIF Real Estate Information Standards, consisting of annual audits, quarterly valuations and time-weighted returns. Furthermore, a fund must submit information in accordance with the NCREIF data policies. Index returns are capitalization-weighted based on the size of the funds in the Index and reported gross of fees. The Index is reconstituted on a calendar quarter basis when a fund closes or no longer meets inclusion criteria or when NCREIF accepts new funds. There is no minimum fund capitalization for inclusion in the index and the range of capitalization of funds in the index is not publicly available. Neither NCREIF nor the NFI-ODCE Index are regulated by the SEC. NFI-ODCE Index criteria are determined by a committee of NCREIF and may be revised from time to time. If criteria are changed, the Fund will notify shareholders and revise its prospectus accordingly, including disclosing the impact on investment strategy and portfolio characteristics.

Quarterly returns for the last 10 calendar years for the NFI-ODCE Index are presented below. The NFI-ODCE Index returns are capitalization-weighted and reported gross of fees. Annual returns are computed from quarterly returns.

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Qtr 1	3.93%	1.37%	-13.69%	0.75%	4.01%	2.82%	2.68%	2.52%	3.39%	2.18%
Qtr 2	5.07%	0.32%	-9.03%	4.32%	4.62%	2.58%	3.86%	2.93%	3.82%	2.13%
Qtr 3	4.00%	-0.63%	-7.32%	5.45%	3.52%	2.77%	3.56%	3.24%	3.68%	2.07%
Qtr 4	2.11%	-10.94%	-3.48%	4.99%	2.97%	2.35%	3.17%	3.26%	3.34%	2.11%

Year	15.96%	-10.00%	-29.76%	16.36%	15.99%	10.94%	13.94%	12.49%	15.01%	8.77%

The Adviser selects Institutional Private Funds that meet the following criteria:

o	Real Estate - at least 80% of the market value of its net assets must be invested in real estate and no more than 20% invested in cash or equivalents.
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o	Investments - at least 80% of the market value of its real estate net assets must be invested in private equity real estate properties.
o	Domain - at least 95% of the market value of real estate net assets must be invested in US markets.
o	Property Types - at least 80% of the market value of its real estate net assets must be invested in office, industrial, apartment and retail property types.
o	Life Cycle - at least 75% of market value of real estate net assets must be invested in properties that are operating (i.e., currently have tenants and revenue).
o	Leverage - no more than 55% leverage. Leverage is borrowing money to make additional investments.

Institutional Private Funds. Institutional Private Funds are real estate investment funds managed by institutional asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Institutional Private Funds are exempt from registration under the Investment Company Act of 1940, as amended (“1940 Act”). Institutional Private Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments, foundations and pension funds. By investing in such Institutional Private Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

The Fund’s investments in Institutional Private Funds will be made through the purchase of common stock or limited partnership or membership interests in such funds. In addition, distributions received by the Fund from Institutional Private Funds may consist of dividends, capital gains and/or return of capital.

Public Funds. The Adviser may use Public Funds when Institutional Private Funds are closed to new investments outright or between subscription periods. The Adviser may also select from the non-traded publicly-offered subset of Public Funds as part of its long-term investment strategy. When selecting individual Public Fund investments, the Adviser evaluates Public Fund asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser also assesses the likely risks and returns of the investment strategies utilized by the management of the Public Funds, and evaluates the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in Public Funds whose expected returns are determined to be similar to those of the Institutional Private Funds. The Adviser sells Public Fund shares to make investments in Institutional Private Funds and to fund quarterly repurchases of Fund shares.

ETFs and Closed-End Funds. ETFs and closed-end funds are typically managed by professionals and provide investors with diversification, cost and potential tax efficiency, liquidity, and some provide quarterly dividends. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. A closed-end fund may be designed to track a particular market segment or index or may be managed based on its adviser’s strategy. Closed-end funds and ETFs are listed on major stock exchanges and are traded like common stocks.

Mutual Funds. Mutual Funds selected by the Adviser are managed with an investment objective of seeking to replicate the performance of the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most index mutual funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover. The Adviser may also select mutual funds that are actively managed and that do not follow an index-based strategy.

Equity REITs Generally.

Distributions. Payments received indirectly by the Fund from equity REITs may consist of dividends, capital gains (distributions) and/or a return of capital. REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

The Fund invests through a mutual fund indirectly in real estate investment trusts. Equity REITs are pooled investment vehicles that invest in income-producing real estate. The market value of equity REIT shares and the ability of equity REITs to distribute income may be adversely affected by numerous factors: rising interest rates, changes in the

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national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and zoning laws, and other factors beyond the control of the issuers.

The Fund concentrates investments in the real estate industry because, under normal circumstances, it invests over 75% of its net assets in real estate industry funds. This policy is fundamental and may not be changed without shareholder approval.

Underlying Investment Vehicles

Derivatives

Both Institutional Private Funds and Public Funds may invest in interest rate swaps and caps to hedge interest rate risk. An interest rate swap is an agreement between two parties to exchange periodic payments based on the difference between a fixed interest rate and a floating interest rate. An interest rate cap is similar except that one party pays the other for the right to receive payments when a floating exceeds an agreed upon threshold level. These instruments are used to hedge an Underlying Investment Vehicle’s portfolio against rising interest rates.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) investment policies of the Fund under the heading “Investment Objective and Policies.”

Other Information Regarding Principal Investment Strategies

When awaiting investment in Institutional Private Funds, the Adviser may determine that the Fund should invest in short-term liquid investments such as, money market mutual funds or T-Bills. In these cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any money market mutual funds it deems appropriate based on each money market mutual fund’s expenses, management experience, and strategy. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective.

The Fund has adopted a fundamental policy prohibiting issuance of preferred shares. Additionally, the Fund has adopted a fundamental policy prohibiting issuance of debt securities. These policies may not be changed without shareholder approval. However, the Fund may borrow for investment purposes, for temporary liquidity or to meet shareholder repurchase requests.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%. Higher rates of portfolio turnover may generate short-term capital gains taxable as ordinary income.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.” If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its investments in Underlying Investment Vehicles as well as its direct risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

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Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a distribution being reclassified as a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The Fund’s distributions may be reclassified such that they consist in whole or in part of a return of capital. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Institutional Private Fund Risk. The Fund’s shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Institutional Private Fund level. The Fund’s performance depends in large part upon the performance of the Institutional Private Fund managers and their selected strategies. The majority of Institutional Private Funds have withdrawal limitations in the form of quarterly redemptions (the others are more frequent). These redemption provisions, also restrict the Adviser’s ability to terminate investments in Institutional Private Funds. If values are falling, the Fund will not be able to sell its Institutional Private Funds and the value of Fund shares will decline. Institutional Private Funds are not publicly traded and therefore are not liquid investments. As a result, the Fund’s Board of Trustees will depend on the Institutional Private Funds to provide a valuation of the Fund’s investment to the Adviser as part of the fair valuation process. These values could vary from the fair value of the investment that may be obtained if such investment were eventually sold to a third party. Each Institutional Private Fund relies upon independent third-party appraisals, the fund’s asset manager and/or management to provide valuations. These managers may have a valuation conflict of interest because higher valuations generate higher management fees. In addition to valuation risk, shareholders of Institutional Private Funds are not entitled to the protections of the 1940 Act. For example, Institutional Private Funds may not require shareholder approval of advisory contracts, employ leverage higher than other investment vehicles such as a mutual fund, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics expose shareholders to the possible risk of total loss on a shareholder’s investment.

The Fund may not be able to invest in certain Institutional Private Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to an Institutional Private Fund. The Fund’s investments in certain Institutional Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. Lock-up periods are minimum holding periods and periods when the issuer temporarily suspends redemptions, which typically occur during periods of market volatility or high levels of redemption requests by Institutional Private Fund investors. The Fund may invest indirectly a substantial portion of its assets in Institutional Private Funds that follow a particular type of investment strategy, which exposes the Fund to the risks of that strategy. Most of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

Some of the Institutional Private Funds have made an election to be treated as a REIT for federal tax purposes or operative subsidiaries that have made such an election. Consequently, the tax risks described below under “REIT Tax Risk” also apply to these Institutional Private Funds or their subsidiaries.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the investment manager or issuer, such as management performance, financial leverage and reduced demand for the respective properties and services. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less

12

than 5% of the shares outstanding at class-specific NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund’s repurchase policy of offering to repurchase a limited amount of shares (at least 5%) quarterly. The Fund’s Institutional Private Fund investments are also subject to liquidity risk because the majority of Institutional Private Funds offer only quarterly redemption (the others are more frequent). Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s investment strategy is subject to risk because Underlying Investment Vehicles selected by the Adviser may have low or negative returns. The Fund’s portfolio managers and the other officers of the Adviser have no experience managing a closed-end interval fund. The Adviser will not be able to invest all of the Fund’s assets because some assets will be used to pay Fund operating expenses. The Adviser’s selection of securities and allocation of assets may not produce the desired returns.

Market Risk. An investment in the Fund’s shares is subject to investment risk. The Fund’s Institutional Private Fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder’s investment. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Real estate related investments may be more volatile and/or lower than other segments of the securities market.

Public Fund Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees and expenses at the Public Fund level. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expense. Closed-end funds typically trade at discounts to their net asset value and this discount may worsen following an investment by the Fund. The Fund’s performance depends, in part, upon the performance of the mutual fund managers and their strategies. Each Public Fund is subject to its strategy-specific risks: varying amounts of leverage risk, illiquidity risk, concentration in real estate securities risk, small to medium capitalization issuer risk and market risk. Index based Public Funds returns are lower than their respective index because of fees and expenses and are subject to investment strategy induced tracking risk.

Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in Underlying Investment Vehicles that invest principally in real estate and real estate related industry securities, its portfolio returns will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The Adviser monitors each Underlying Investment Vehicle, using the most currently available information, to assure adherence to the vehicle’s real estate investment strategy as described in its offering materials. The Adviser will dispose of an investment if it fails to maintain a real estate investment strategy. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of

13

mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain Underlying Investment Vehicles may engage in the development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the Underlying Investment Vehicles may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to certain policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from a number of properties and, as a result, adversely affect investment performance.

Dependence on Tenants. The value of properties and the ability to make distributions depends upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of real estate companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations.

Financial Leverage. Underlying Investment Vehicles may be leveraged and financial covenants may affect the ability of Underlying Investment Vehicles to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, an Underlying Investment Vehicle may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs: governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

REIT Risk. Equity REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors: supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Fund shareholders will also indirectly bear fees and expenses of equity REITs in addition to those at the Fund level.

REIT Tax Risk. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. Equity REITs invest in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Equity REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by equity REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in equity REITs

14

may include an additional risk to shareholders. Some or all of an equity REIT’s annual distributions to its investors may constitute a nontaxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the equity REIT investment, but not below zero. To the extent the distributions from a particular equity REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because equity REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also be deemed to be a nontaxable return of capital. Shareholders that receive such a payment will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the return of capital exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to those shareholders. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

The Fund is indirectly exposed to the following risks through its investments in Underlying Investment Vehicles.

Interest Rate Swap and Cap Risk. Interest rate swap and cap agreements are subject to the risk that the counterparty to the agreement will default on its obligation to pay the Underlying Investment Vehicle. These agreements are subject to leverage risk, because payments are based “notional” amounts that exceed the amount invested, if any. Leverage risk will amplify an Underlying Investment Vehicle’s losses. Swap and cap agreements may also involve fees, commissions or other costs that may reduce an Underlying Investment Vehicle’s gains from such an agreement or may cause the Underlying Investment Vehicle to lose money. Interest rate caps are subject to the loss of the total initial payment if the reference floating rate does not exceed the agreed upon threshold rate.

Leveraging Risk. The use of leverage, such as borrowing money to purchase properties or securities, will cause the Fund and an Underlying Investment Vehicle to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. Generally, the use of leverage also will cause the Fund and an Underlying Investment Vehicle to have higher expenses (mostly interest expenses) than those of funds that do not use such techniques. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund or the Underlying Investment Vehicle is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. When an Underlying Investment Vehicle uses leverage, the Fund indirectly uses leverage and is subject to the same risks. The Adviser typically receives quarterly reports on leverage. Thus, the Fund is exposed to the risk of an unexpected increase in leverage by Underlying Investment Vehicles. If an Underlying Investment Vehicle’s leverage exceeds the Adviser’s expectation that is based on offering documents and quarterly reports, it will request daily leverage reports from that fund’s manager, but cannot compel daily reporting.

Non-Principal Investment Strategy

Through its investments in Underlying Investment Vehicles, the Fund may have an indirect allocation of up to 5% of its assets in debt securities. Both Institutional Private Funds and Public Funds invest in debt instruments (mortgage notes, secured notes, senior notes and subordinated notes) that will not be rated by a credit rating agency and can include debt that would be considered “junk.” In the event of an increase in debt investments by an Underlying

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Investment Vehicle, the Adviser evaluates whether disposing of the investment is in the best interests of the Fund, but will not necessarily sell the investment.

The Fund is indirectly exposed to the following debt risks though its investments in Underlying Investment Vehicles. When Underlying Investment Vehicles invest in debt securities, the value of your investment in the Fund will decline when interest rates rise. In general, the market price of debt securities with longer maturities will decrease more in response to changes in interest rates than shorter-term securities. Junk debt instruments are highly speculative and risky, and have significant credit risk (the debtor may default). A decline in the credit quality of a debt security held by an Underlying Investment Vehicle will not require the Fund to dispose of the Underlying Investment Vehicle. However, the Adviser evaluates such securities to determine whether to keep them in the Fund’s portfolio. Debt securities also have prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). During periods of declining interest rates, prepayment rates usually increase and the Fund may have to reinvest prepayment proceeds at a lower interest rate. During periods of rising interest rates, prepayment rates usually decrease and the Fund may have fewer prepayment proceeds to reinvest at interest higher rates.

MANAGEMENT OF PREDEX

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund. The Board supervises the duties performed by the Adviser. The Board is comprised of four trustees. The Trustees are responsible for the Fund’s overall management. The Board is responsible for adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI. The Board consists of one individual who is an interested person of the Trust as defined under the 1940 Act (“Interested Trustee”) and three individuals each of whom, as defined under the 1940 Act, are not “interested persons” of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). A profile of the Trustees follows:

Independent Trustees

Carol Broad | 33 years financial & management experience in strategic consulting to institutional real estate investors

  Trustee, San Diego City Employees’ Retirement System, April 2015 to present.
  Formerly Director, Private Real Estate, Russell Investments, 1999 to 2011, where she ran Russell’s discretionary multi-manager private real estate business with $3.2 B in AUM.
  Previously Principal with Institutional Property Consultants, 1989 to 1999, where, as Director of Research, she led real estate asset class research, manager selection and due diligence processes. Served as VP with Public Storage, Inc., 1986 to 1988, and held finance and marketing positions with several major oil companies.
  She has been a member of the Pension Real Estate Association, the European Association for Investors in Non-listed Real Estate Vehicles (INREV), and the Editorial Board of the Institutional Real Estate Letter.
  MBA: University of California, Los Angeles, BS: Biochemistry, UCLA.

Addison (Tad) Piper | 44 years senior management experience in the Financial Services Industry

•	Formerly Chairman, Vice-Chairman and CEO at Piper Jaffray Companies in Minneapolis, 1983-2006. Joined the company in 1969 and served as Assistant Equity Syndicate Manager, Director of Securities Trading, and Director of Sales & Marketing. Director, Piper Jaffray Companies, 2006 to present.
•	He is currently a Senior Regent at St. Olaf College and Chair of Minnesota Comeback. He also serves as board member of Minnesota Public Radio, MinnCAN, American Public Media Group, and the Leuthold Group. He is the former Chair of Abbott Northwestern Hospital and Washburn Child Guidance Center. Former Vice-Chair of the Minneapolis Downtown Council and Board of Governors of the Securities Industry
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Association. Former Chair of the NYSE Regional Firms Advisory Group and former Trustee of the Stanford University Business School Trust.

•	MBA: Stanford Business School, BA: Economics, Williams College.

Dr. Kerry Vandell | 39 years of experience as professor of real estate and urban economics

  Director, Center for Real Estate and Professor Real Estate Finance at the Merage School of Business, UC Irvine.
  Former Chair of the Department of Real Estate and Urban Land Economics at the University of Wisconsin.
  Former Co-Editor of Real Estate Economics.
  His recent research on real estate illiquidity provides institutional investors with important tools to ascertain proper allocations to real estate in mixed-asset portfolios.
  Ph.D., Real Estate Finance, Massachusetts Institute of Technology; BS, MS, Engineering, Rice University; MS, City and Regional Planning, Harvard University

Interested Trustee

William J. Chadwick | 41 years of real estate advisory, management & legal experience

•	Co-Founder & Managing Director, Chadwick Saylor & Co., Real Estate Investment Banking & Advisory, 1985 to present.
•	Formerly: Chairman of Pension Real Estate Association, 1983-1988; Partner & Chairman of Tax Dept. Paul, Hastings, Janofsky & Walker, 1973-1974 and 1977-1985; Administrator, Pension & Welfare Benefit Programs, U.S. Department of Labor, 1975-1977.
•	Chairman, Exposition Park & California Science Center Board. 1999 to present; President, Los Angeles Memorial Coliseum Commission, 2002 to present.
•	J.D: Vanderbilt University School of Law BA: St. Lawrence University.

Investment Adviser

PREDEX Capital Management, LLC, located at 18500 Von Karman Ave, Suite 350, Irvine, CA 92612, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in January 2013 for the purpose of advising the Fund and has no other clients. The Adviser is indirectly controlled by J. Grayson Sanders because he indirectly owns over 25% of its interests.

Under the general supervision of the Fund’s Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund agrees to pay the Adviser as compensation under the Management Agreement a monthly fee at the annual rate of 0.55% of the Fund’s daily average net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ re-approval of the Fund’s Investment Management Agreement is available in the Fund’s annual report to shareholders dated April 30, 2016.

Expense Limitation Agreement

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The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund until at least April 30, 2019 (including organizational and offering expenses, but excluding interest (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.45% per annum of the Fund’s average daily net assets, (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded or any then-current expense limitation to be exceeded. The Expense Limitation Agreement remains in effect unless and until the Board approves its modification or termination.

Portfolio Managers

The management of the Fund’s investment portfolio will be the responsibility of the Adviser and its Co-Portfolio Managers Grayson Sanders and Michael Achterberg.

J. Grayson Sanders – Mr. Sanders serves as President and Chief Investment Officer of the Adviser, a position he has held since the inception of the Adviser. Additionally, Mr. Sanders serves as Managing Principal of Mission Realty Advisors, LLC, a position held since he founded the company in February 2011. Mr. Sanders served as President of CNL Fund Advisors, Co., from 2004 to 2009 where he created and managed a global REIT mutual fund. He served from 2000 to 2004 as a Managing Director with AIG Global Real Estate Investment Corp. in New York, where he managed product development and capital formation for several international, opportunistic real estate funds for large institutional investors, investing in Europe, Asia and Mexico.

From 1991 to 1996 Mr. Sanders served as Director of Real Estate for the Ameritech Pension Trust in Chicago, where he managed the $1.5 billion real estate portfolio within the $13 billion defined benefit plan. Subsequently he was Executive Managing Director for CB Richard Ellis Investors where he was involved in product development and placement with institutional investors. In 1972, Mr. Sanders co-founded a real estate investment and consulting firm, The Landsing Corporation, which sponsored finite-life REITs and private partnerships. It grew to employ over 200 professionals. After serving as an officer in the U.S. Navy for four years, Mr. Sanders began his business career at Alex Brown & Sons, the Baltimore based investment banking firm.

Mr. Sanders served on the Boards of both the Pension Real Estate Association and the National Association of Real Estate Investment Trusts where he was co-chairman of its Institutional Investor Committee. He was a lecturer at Stanford Business School in 1985 where he taught a course entitled, “Essentials of Real Estate Investment and Development”. He also published an article in the Real Estate Finance Journal, “An Updated Look at Asset Allocation: Private and Public Real Estate in a Multi-Asset Class Portfolio.” Mr. Sanders received a BA from the University of Virginia and an MBA from Stanford Business School where he was later President of the Alumni Association.

Michael D. Achterberg – Mr. Achterberg serves as Chief Operating Officer of the Adviser, a position held since March 2013, and has 28 years of experience in the fund management industry. He has extensive experience in fund management including due diligence, allocation of capital and general supervision for multi-manager funds.

Previously, Mr. Achterberg served as Chief Financial Officer for more than two years at CITIC Securities International Partners (“CSIP”) which conducted China focused investment banking and private equity from offices in Los Angeles, New York, Hong Kong and Beijing. CSIP was formed as a strategic alliance with CITIC Securities Co., Ltd., China’s largest securities firm, and Evercore Partners, a leading U.S.-based investment bank. Michael managed the valuations and investor reporting for the Hong Kong private equity advisor. He also was the FINOP for the U.S. broker-dealer which provided comprehensive advisory services relating to M&A and corporate finance for inbound and outbound transactions involving China.

Prior to that Mr. Achterberg was a partner for fifteen years at Strome Investment Management. The adviser’s principal products were funds-of-funds and a global macro multi-manager strategy trading a wide variety of financial instruments including futures, swaps, currency options and forward contracts, repurchase agreements, various forms of debt obligations and private placements. As Chief Financial Officer he managed the operations of their private funds and was involved in the due diligence and allocation of capital to other managers. At Strome he was also the

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FINOP for an affiliated broker-dealer operating a hedge fund hotel that provided office space, complete fund administration and operational support to other advisers and their clients.

Until 1994 he was an Audit Manager for Coopers & Lybrand working exclusively in the investment industry with advisers and funds. While there he served on the national quality review program for the Investment Company practice.

The SAI provides additional information about each co-portfolio manager’s compensation, other accounts managed and ownership of the Fund’s shares.

Administrator, Accounting Agent and Transfer Agent

Gemini Fund Services, LLC, with offices located at 17605 Wright Street, Suite 2, Omaha, NE 68130 and 80 Arkay Drive, Hauppauge, NY, 11788, serves as Administrator, Accounting Agent and Transfer Agent. Gemini Fund Services, LLC receives an asset based fee, which scales downward based upon net assets, subject to certain minimum charges expected to be approximately $70,000 per year, plus certain out of pocket expenses.

Compliance Service Provider

Northern Lights Compliance Services, LLC (“NLCS”), located at 80 Arkay Drive, NY 11788, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Fund.

Custodian

The Bank of New York Mellon, with principal offices at One Wall Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Other Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

GFS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration, accounting and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) any brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing and distribution fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund may pay a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act. However, the Adviser anticipates brokerage commissions will be approximately zero because the Fund’s investments are typically made without the services of a broker.

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Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of February [_], 2018 there were no persons with beneficial ownership of Fund shares that owned more than 25% of the voting securities of the Fund or any class thereof.

DETERMINATION OF NET ASSET VALUE

The net asset value (or NAV) of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. Under some circumstances, the Fund, the Board, or the Adviser may determine, based on other information available, that an Underlying Investment Vehicle’s reported valuation does not represent fair value. In such cases, the Fund would determine the fair value of such an investment based on any relevant information available at the time the Fund values its portfolio, including the most recent value reported by an Underlying Investment Vehicle. If market quotations are not readily available (as in the case of Institutional Private Funds), securities are valued at fair value as determined by the Board. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the investment in the security were sold at the time of valuation to a third party or redeemed by the Institutional Private Fund, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to its Fair Value Committee with the assistance of the Adviser, which each act under the Board’s supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Institutional Private Funds are difficult to value, particularly to the extent that their underlying investments are not publicly traded. The Adviser, acting under the Board’s supervision via the Board’s Fair Value Committee and pursuant to policies implemented by the Board, determines the fair value of the investment based on the most recent value reported by the Institutional Private Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Adviser and the Fair Value Committee consider whether it is appropriate, in light of all relevant circumstances, to value the investment at the net asset value reported by the Institutional Private Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the Adviser’s and Fair Value Committee’s fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Institutional Private Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Adviser, acting under the Board’s supervision through the Fair Value Committee and pursuant to policies implemented by the Board, may consider several factors: fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security, prices of similar securities and the recommendation of the Fund’s Portfolio Manager. The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Institutional Private Fund investments, the Adviser attempts to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Institutional Private Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser and the Fair Value Committee may conclude in certain circumstances that the information provided by the asset manager and/or issuer of an Institutional Private Fund does not represent the fair value of the investment in such a security. Institutional Private Funds, if any, that invest in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

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Before investing in any Institutional Private Fund, the Adviser, under the oversight of the Board by way of the Fair Value Committee, conducts a due diligence review of the valuation methodology utilized by the Institutional Private Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser and the Fair Value Committee reasonably believe to be consistent with those used by the Fund for valuing its own investments. After investing in an Institutional Private Fund, the Adviser monitors the valuation methodology used by the asset manager and/or issuer of the Institutional Private Fund. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board through the Fair Value Committee considers whether it is appropriate, in light of all relevant circumstances, to value the investment at the net asset value reported by the Institutional Private Fund at the time of valuation or to adjust the value to reflect a premium or discount.

The Adviser, through the Fair Value Committee, provides the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser and the Fair Value Committee, the Board reviews any securities valued by the Adviser in accordance with the Fund’s valuation policies.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE, if any, are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be deemed unreliable by the Adviser because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities. Mutual funds are valued at their daily net asset value.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, each mutual fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

The Fund’s valuation procedures require the Board to consider all relevant information available at the time the Fund values its portfolio. The Board and/or the Adviser consider such information, and may conclude in certain circumstances, that the information provided by the asset manager of an Institutional Private Fund or other Underlying Investment Vehicle does not represent the fair value of the Fund’s investment. Although the procedures approved by the Board provide that the Adviser reviews the valuations provided by the Underlying Investment Vehicles’ managers, neither the Adviser nor the Board is able to confirm independently the accuracy of valuation calculations provided by such Underlying Investment Vehicles’ managers.

Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board considers whether it is appropriate, in light of all relevant circumstances, to value its investment at the net asset value reported by the investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

In general, fair value represents a good faith approximation of the current value of an asset and is used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices

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at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Fund if the judgments of the Board, the Adviser, or Underlying Investment Vehicle managers should prove incorrect.

CONFLICTS OF INTEREST

The Fund does not believe the Adviser has any conflicts of interest because the Adviser has no other clients, the portfolio managers do not manage other accounts and are not permitted to invest in the securities held by the Fund. Nonetheless, although the Adviser has no intention of accepting other clients, the Adviser has adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any potential conflicts related to the acceptance of another client or clients.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at the respective class-specific NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the respective class-specific NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and regulations thereunder.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates

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of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the respective class-specific NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the respective class-specific NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the respective class-specific NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-877-940-7202 to learn the respective class-specific NAV. The notice of the repurchase offer also will provide information concerning the respective class-specific NAV, such as the respective class-specific NAV as of a recent date or a sampling of recent class-specific NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and regulations thereunder.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets (liquid Public Funds, money market mutual funds, short-term (30 day or shorter maturity) U.S. T-Bills) or access to a bank line of credit equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of securities that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or, in the alternative, that the Fund has access to a bank line of credit. For example, if the Fund offers to repurchase 5% of its shares, then at least 5% of its net assets will be represented by liquid securities or access to a bank line of credit. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s securities are sufficiently liquid, or that it has access to a bank line of credit, so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

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Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund intends to make quarterly distributions to its shareholders. The Fund may establish a predetermined dividend rate, which may be modified by the Board from time to time. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the predetermined dividend rate, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Payments in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the payment would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The IRS requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and

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(3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by GFS (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at PREDEX, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s relevant class-specific NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts and information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

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All correspondence concerning the dividend reinvestment policy should be directed to the Agent at PREDEX, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Certain transactions can be performed by calling the toll free number 1-877-940-7202.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund elects to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. If for any taxable year the Fund does not qualify for the special tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal tax at regular corporate rates (without any deduction for distributions to its shareholders). In such event, dividend distributions would be taxable to shareholders to the extent the Fund’s earnings and profits, and would be eligible for the dividends-received deduction for corporations.

The Fund intends to make quarterly distributions. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Payments, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any payment from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends) or return of capital will be made as of the end of the Fund’s taxable year.

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The Fund expects that on or before January 31st of each year, the Fund will inform its shareholders of the source and tax status of all distributions made during the previous calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on February 5, 2013. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders. As of February [_], 2018, of 4,000,000 shares registered, [_______] Class I shares were outstanding, of which none were owned by the Fund.

Title of Class	Amount Authorized	Amount Held By Fund	Amount Outstanding
Class I Shares of Beneficial Interest	Unlimited 4,000,000 shares registered	None	[_____] shares NAV $[25._] per share

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund intends to make quarterly distributions to its shareholders. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. GFS will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION

Northern Lights Distributors, LLC, located at 17605 Wright Street Omaha, NE 68130, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares, subject to various conditions. The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Fund’s shares are offered for sale through the Distributor at the respective class-specific NAV, plus any applicable sales loads. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages: access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Please visit the relevant financial intermediary’s website for more information about this potential conflict of interest.

The Fund, with respect to its Class T shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class T shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% of average daily net assets attributable to Class T shares. The Dealer Manager for this offering is Black Creek Capital Markets, LLC (“BCCM”). BCCM is registered as a broker-dealer with the SEC and FINRA. The Dealer Manager receives compensation from the Distributor for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Class T shares.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by Gemini Fund Services, LLC, the Fund’s administrator. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain

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individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s relevant class-specific NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to PREDEX to:

PREDEX
c/o Gemini Fund Services, LLC
17605 Wright Street, Suite 2

Omaha, NE 68130

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of PREDEX, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-877-940-7202 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: Gemini Fund Services, LLC
Account #: (number provided by calling toll-free number above)
Further Credit: PREDEX
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact Gemini Fund Services, LLC to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

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By Telephone

Investors may purchase additional shares of the Fund by calling 1-877-940-7202. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA PATRIOT Act of 2001, GFS will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Gemini Fund Services, LLC at 1-877-940-7202 for additional assistance when completing an application.

If Gemini Fund Services, LLC does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Terms

Class T Shares

The minimum initial purchase by an investor is $2,500 for all accounts. The Fund’s shares are offered for sale through its Distributor at the relevant class-specific net asset value plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares. Investors in Class T shares of the Fund will pay a sales load based on the amount of their investment in the Fund. The Class T sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.00% to 4.25%, as set forth in the table below. A reallowance will be made by the Distributor from the sales load paid by each investor. A portion of the remaining sales load may be paid to the Dealer Manager. There are no sales loads on reinvested distributions. The Fund reserves the right to waive sales loads. The following sales loads apply to your purchases of Class T shares of the Fund:

Amount Invested	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested [1]	Dealer Reallowance
Under $250,000	4.25%	4.44%	3.50%
$250,000 to $499,999	3.25%	3.36%	2.50%
$500,000 to $999,999	2.00%	2.04%	1.50%
$1,000,000 and above	1.25%	1.27%	1.00%

1 Offering price includes the front-end sales load. The sales load you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculations.

You may be able to buy shares without a sales load (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;
•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;
•	exchanging an investment in Class T (or equivalent type) shares of another fund for an investment in the Fund;
•	a current or former director or Trustee of the Fund;
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•	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings, and any dependent of the employee, as defined in section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;
•	purchasing shares through the Fund’s Adviser; or
•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales load, the right of accumulation allows you to include prior purchases of shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;
•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or
•	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales load. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales load reduction, you also may include (1) the cost of shares of the Fund which were previously purchased at a price including a front end sales load during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own acquired in exchange for shares the Fund purchased during that period at a price including a front-end sales load. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Share Class Considerations

When selecting a share class, you should consider the following:

•	the amount you intend to invest;
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•	how long you expect to own the shares; and
•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Other Class of Shares.

The Fund offers Class W and Class I shares by different prospectuses. These shares are subject to different ongoing distribution costs,, investment minimums and sales loads than Class T shares.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund or provide shareholder services. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal to up to 0.25% of its average net assets.

CYBERSECURITY

The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached. The Fund and shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Fund’s business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate NAVs; impediments to trading; the inability of the Fund, the Adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Fund invests; counterparties with which the Fund engages in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Fund’s shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

LEGAL MATTERS

Certain legal matters in connection with the shares are passed upon for the Fund by Thompson Hine LLP, 41 South High Street, 17th floor, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund sends to its shareholders unaudited semi-annual and audited annual reports which include a list of investments held.

Householding

32

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-877-940-7202 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP is the independent registered public accounting firm for the Fund and audits the Fund’s annual financial statements. RSM US LLP is located at 555 Seventeenth Street, Suite 1000, Denver, CO 80202.

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-186987). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Investment Objective and Policies	2
Management of PREDEX	13
Codes of Ethics	19
Proxy Voting Policies and Procedures	19
Control Persons and Principal Holders	20
Investment Advisory and Other Services	20
Portfolio Managers	21
Allocation of Brokerage	22
Tax Status	22
Other Information	26
Independent Registered Public Accounting Firm	26
Financial Statements	26
Appendix – Adviser’s Proxy Policy	27

33

PRIVACY notice March 2013
FACTS	WHAT DOES PREDEX DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: § Social Security number § Purchase History § Assets § Account Balances § Retirement Assets § Account Transactions § Transaction History § Wire Transfer Instructions § Checking Account Information When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons PREDEX chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does PREDEX share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

34

Questions?	Call 1-877-940-7202

Who we are
Who is providing this notice?	PREDEX
What we do
How does PREDEX protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does PREDEX collect my personal information?

We collect your personal information, for example, when you

▪ Open an account

▪ Provide account information

▪ Give us your contact information

▪ Make deposits or withdrawals from your account

▪ Make a wire transfer

▪ Tell us where to send the money

▪ Tells us who receives the money

▪ Show your government-issued ID

▪ Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

▪ Sharing for affiliates’ everyday business purposes – information about your creditworthiness

▪ Affiliates from using your information to market to you

▪ Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ PREDEX does not share with our affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies ▪ PREDEX does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ PREDEX doesn’t jointly market.

35

PROSPECTUS

PREDEX

Shares of Beneficial Interest

February [_], 2018

Investment Adviser

PREDEX Capital Management, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

36

STATEMENT OF ADDITIONAL INFORMATION

February [_], 2018

PREDEX

Class	I	Shares	(PRDEX)
Class	W	Shares	(ticker)
Class	T	Shares	(ticker)

Principal Executive Offices

17605 Wright Street, Suite 2

Omaha, NE 68130

1-877-940-7202

This Statement of Additional Information ("SAI") is not a prospectus. This SAI should be read in conjunction with the relevant share class prospectus of PREDEX (the "Fund"), dated February [_], 2017 (each a "Prospectus"), as it may be supplemented from time to time. These Prospectuses are hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the respective Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund's securities.

You should obtain and read the relevant Prospectus and any related Prospectus supplement prior to purchasing any of the Fund's securities. A copy of the each Prospectus may be obtained without charge by calling the Fund toll-free at 1-877-940-7202 or by visiting the Fund website at www.predexfund.com. The registration statement, of which each Prospectus is a part, can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund's filings with the SEC are also available to the public on the SEC's Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street NE, Washington, D.C. 20549-0102.

TABLE OF CONTENTS

General Information and History	2
Investment Objective and Policies	2
Management of PREDEX	13
Codes of Ethics	19
Proxy Voting Policies and Procedures	19
Control Persons and Principal Holders	20
Investment Advisory and Other Services	20
Portfolio Managers	21
Allocation of Brokerage	22
Tax Status	22
Other Information	26
Independent Registered Public Accounting Firm	26
Financial Statements	26
Appendix – Adviser's Proxy Policy	27

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the "Trust"). The Fund was organized as a Delaware statutory trust on February 5, 2013 and commenced investment operations July 1, 2016. The Fund's principal office is located at 17605 Wright Street, Suite 2, Omaha, NE 68130 and its telephone number is 1-877-940-7202. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, and non-assessable and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, Class I, W, and T shares. These shares are offered by separate or combined prospectuses. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund's primary investment objective is to seek consistent current income while secondarily seeking long-term capital appreciation with moderate volatility.

Fundamental Policies

The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund will not:

(1) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the "1940 Act"), which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets. The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2) Issue preferred shares.

(3) Purchase securities on margin, sell securities short, write put options, nor write call options.

(4) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the "Securities Act") in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5) Invest 25% or more of the market value of its assets in the securities of companies or entities engaged in any one industry, or group of industries, except the real estate industry through "Underlying Investment Vehicles." This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests, through Underlying Investment Vehicles, over 75% of its assets in the securities of issuers in the real estate industry.

(6) Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments.

(7) Make loans to others except by loaning portfolio securities; or entry into a repurchase agreement of up to 100% of assets in a manner consistent with the Fund's investment policies or as otherwise permitted under the 1940 Act, when such a transaction is deemed to be a loan.

(8) Purchase or sell real estate or interests in real estate, except this limitation is not applicable to investments in securities, such as Underlying Investment Vehicles, that are secured by or represent direct or indirect interests in real estate.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value ("NAV") less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund's investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund's investment portfolio, resulting from changes in the value of the Fund's total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by the 1940 Act.

Non-Diversified Status

Because the Fund is "non-diversified" under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund's total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies.

Non-Principal Investment Strategies

Special Investment Techniques

Underlying Investment Vehicles use interest rate swaps and caps to hedge against risks that affect the value of the Underlying Investment Vehicles' portfolio securities and assets. Underlying Investment Vehicles use these derivative transactions to hedge investment risks in pursuing their respective investment objectives. These hedging transactions may not perform as anticipated, and an Underlying Investment Vehicle may suffer losses as a result of its hedging activities.

Interest Rate Swaps and Caps

The Fund anticipates that interest rate swaps and caps will be a small part (less than 10%) of each Underlying Investment Vehicle's investment strategy. These derivatives can be volatile and involve certain types and degrees of risk. By using these derivatives, Underlying Investment Vehicles may be permitted to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed.

A small investment in these derivatives could have a substantial impact on an Underlying Investment Vehicle's performance. The market for these derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If an Underlying Investment Vehicle were to invest in these derivatives at an inopportune time, or the Underlying Investment Vehicle manager evaluates market conditions incorrectly, the Underlying Investment Vehicle's derivative investment could negatively impact the Underlying Investment Vehicle's return, or result in a loss. In addition, an Underlying Investment Vehicle could experience a loss if its derivatives were poorly correlated with its other investments, or if the Underlying Investment Vehicle were unable to liquidate its position because of an illiquid secondary market.

Swap Agreements. For hedging purposes, an Underlying Investment Vehicle may enter into interest rate swap agreements. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard interest rate swap transaction, the parties agree to exchange periodic payments based on the difference between a fixed interest rate and a floating interest rate. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., based on the value of a particular dollar amount invested at a particular interest rate.

Interest Rate Cap Agreements. For hedging purposes, an Underlying Investment Vehicle may enter into interest rate cap agreements. An interest rate cap is similar to an interest rate swap except that one party pays the other for the right receive payments when a floating exceeds an agreed upon threshold level.

Generally, an Underlying Investment Vehicle's obligations (or rights) under a swap or cap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap or cap defaults, an Investment Fund's risk of loss consists of the net amount of payments that it is entitled to receive.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the "CFTC") by Underlying Investment Vehicles could cause the Fund to be a commodity pool, which, absent an available exemption would require the Fund to comply with certain rules of the CFTC.

Regulation as a Commodity Pool Operator

PREDEX Capital Management, LLC (the "Adviser"), with respect to the Fund, has filed with the National Futures Association, a notice claiming an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act, as amended, and Rule 4.5 of the Commodity Futures Trading Commission promulgated thereunder, with respect to the Fund's operations. Accordingly, neither the Fund nor the Adviser is subject to registration or regulation as a commodity pool operator.

Debt Instruments

Institutional Private Funds in the Index may invest up to 20% of their net assets in debt instruments such as property-related debt such as a mortgage, public company or private company debt. However, the Fund does not anticipate that debt investing will be a significant source of returns (less than 10%) and does not expect Institutional Private Funds to invest up to the 20% limit. Mutual funds may also invest in debt instruments as disclosed in their respective Prospectus or Statement of Additional Information. Here too, the Fund does not anticipate that debt investing will be a significant source of returns (less than 10%) as the Adviser will not invest in a mutual fund that invests in debt instruments as a principal investment strategy. Underlying Investment Vehicles may invest in debt instruments without restriction as to issuer capitalization and in debt securities of any quality or maturity. When Underlying Investment Vehicles invest in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).

Money Market Instruments

The Fund may invest some or all of its assets in money market instruments in such amounts as the Adviser deems appropriate under the circumstances. In addition, an Underlying Investment Vehicle may invest in money market instruments that are, typically, high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, repurchase agreements and money market mutual funds.

Additional Information About Principal Investment Strategies

Mutual Funds

The Fund may invest in registered investment companies (open-end funds commonly referred to as mutual funds). The 1940 Act provides that the Fund may not: (1) purchase more than 3% of an investment company's outstanding shares; (2) invest more than 5% of its assets in any single registered investment company (the "5% Limit"), and (3) invest more than 10% of its assets in registered investment companies overall (the "10% Limit"), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the Securities and Exchange Commission ("SEC"); and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.

In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.50%. The Fund does not charge any sales load. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company's total outstanding shares in any period of less than thirty days. The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from Fund shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds of funds.

The Fund and any "affiliated persons," as defined by the 1940 Act, may purchase in the aggregate only up to 3% of the total outstanding securities of any investment company. Accordingly, when affiliated persons hold shares of any of an investment company, the Fund's ability to invest fully in shares of those funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an investment company whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the investment company's outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an investment company's outstanding securities therefore, will be considered not readily marketable securities.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Adviser or an Underlying Investment Vehicle may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the investment commitment is made but, the purchaser does not make payment until it receives delivery from the seller. The Adviser or an Underlying Investment Vehicle may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public's perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund or and Underlying Investment Vehicle is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets.

Repurchases and Transfers of Shares

Repurchase Offers

The Board has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly repurchase offers (the "Repurchase Offer Policy"). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund's Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund's portfolio turnover.

Repurchase Offer Policy Summary of Terms

  The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.
  The repurchase offers will be made in March, June, September and December of each year.
  The Fund must receive repurchase requests submitted by shareholders in response to the Fund's repurchase offer within 21 to 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day), as specified by the Fund (the "Repurchase Request Deadline").
  The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of each class of shares (the "Repurchase Pricing Date") is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. However, the Fund does not currently charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the "Repurchase Offer Amount"). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: Generally, thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Shareholder Notification") providing the following information:

  A statement that the Fund is offering to repurchase its shares from shareholders at the respective share class NAV;
  Any fees applicable to such repurchase, if any;
  The Repurchase Offer Amount;
  The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the "Repurchase Payment Deadline");
  The risk of fluctuation in the respective share class NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;
  The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;
  The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;
  The circumstances in which the Fund may suspend or postpone a repurchase offer;
  The respective share class NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the respective share class NAV thereafter; and

  The market price, if any, of the shares on the date on which such respective share class NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 ("Notification of Repurchase Offer'') and three copies of the Shareholder Notification with the Securities and Exchange Commission ("SEC") within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

  Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

  Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

  If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

  If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

  For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

  For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

  For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund's current class-specific NAVs shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund's class-specific NAVs shall be determined daily following the close of the New York Stock Exchange. The Fund's class-specific NAVs need not be calculated on:

  Days on which changes in the value of the Fund's portfolio securities will not materially affect the current class-specific NAVs of the shares;

  Days during which no order to purchase shares is received, other than days when the class-specific NAVs would otherwise be computed; or

  Customary national, local, and regional business holidays described or listed in the prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund's assets equal to at least 100% of the Repurchase Offer Amount (the "Liquidity Amount") shall consist of access to a line or credit and/or assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next

Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund's assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund's investment adviser, but shall continue to be responsible for monitoring the investment adviser's performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund's portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

  In evaluating liquidity, the following factors are relevant, but not necessarily determinative:
    The frequency of trades and quotes for the security.
    The number of dealers willing to purchase or sell the security and the number of potential purchasers.
    Dealer undertakings to make a market in the security.
    The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).
    The size of the Fund's holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.
  If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.
  The Board of Trustees shall review the overall composition and liquidity of the Fund's portfolio on a quarterly basis.
  These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund's registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

  Disclosure of its fundamental policy regarding periodic repurchase offers.
  Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:
    the number of repurchase offers,
    the repurchase offer amount and the amount tendered in each repurchase offer, and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at the relevant class-specific NAV shares of a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund for Shares that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board's sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF PREDEX

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust's By-laws (the "Governing Documents"), each as amended from time to time, which have been filed with the Securities and Exchange Commission and are available upon request. The

Board consists of one individual who is an interested person of the Trust as defined under the 1940 Act. The Board consists of four individuals, three of whom are not "interested persons" (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust's distributor ("Independent Trustees"). Interested Persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund's legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Financial Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust's purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

William J. Chadwick has served as the Chairman of the Board since March 2013. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Independent Trustees will meet in executive session, at least quarterly. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. Generally, the Trust believes it best to have a Chairman of the Board who is not an officer of the Fund, who together with the President, are seen by shareholders, business partners and other stakeholders as providing strong leadership. The Trust believes that its Chairman, the chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and each shareholder.

Board Risk Oversight

The Board of Trustees is comprised of four Trustees including three Independent Trustees with a standing independent Audit Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills. Mr. Chadwick holds a juris doctor degree and has over 30 years of business experience, including extensive experience in the area of investment advisory, securities brokerage, commercial real estate investment banking and real estate brokerage. He has developed considerable leadership and problem-solving skills as a result of his experience as the president of a real estate investment banking firm and in his years of law practice. Ms. Broad holds a master of business administration degree and has over 30 years of business experience focused in real estate and investment management business. Her background has been shaped by years of experience with an investment adviser, an operating company and a consultant directing a variety of investment management and marketing endeavors. Mr. Piper has over 40 years of experience in the financial services industry including serving Piper Jaffray Companies, a financial services holding company that includes a broker-dealer and investment adviser, from 1983 to 2006, including roles as CEO, Vice-Chairman and Chairman. He also has an understanding of the framework under which boards of directors must operate based on his years of service to various non-profit boards including the Board of Regents of St. Olaf College and Minnesota Public Radio as well as through his service as a mutual fund director with Leuthold Funds, Inc. He also holds an MBA from Stanford University. Mr. Vandell has over 30 years of experience in the real estate academic community including serving as Director, Center for Real Estate and Professor Real Estate Finance at the Merage School of Business, UC Irvine; and as Chair of the Department of Real Estate and Urban Land Economics at the University of Wisconsin. He also holds a Ph.D., Real Estate Finance from the Massachusetts Institute of Technology. He also has an understanding of the framework under which boards of directors must operate based on his years of service to various real estate investment trusts. The Trust does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is c/o PREDEX, 17605 Wright Street, Suite 2, Omaha, NE 68130.

Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee

Carol A. Broad Born: 1955	Trustee since March 2013	Trustee, San Diego City Employees' Retirement System, April 2015 to present; Retired, March 2011 to March 2015; Director-Private Real Estate, Russell Investments, Inc. (investment adviser), Nov. 1999 to Feb. 2011.	1	None
Addison Piper Born: 1946	Trustee since May 2013	Director, Piper Jaffray Companies 2006 to present.	1	Leuthold Funds, Inc. (5 portfolios), Renaissance Learning, Inc., Piper Jaffray Companies
Dr. Kerry Vandell Born: 1947	Trustee since March 2016	Professor, University of California – Irvine, July 2006 to present	1	teadfast Apt. REIT (Oct. 2013 to present S)

Interested Trustees and Officers

Name, Address*** and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee
William J. Chadwick Born: 1948	Trustee since March 2013	Managing Director, Chadwick, Saylor & Co., Inc. (real estate advisory and investment banking), 1985 to present.	1	None
J. Grayson Sanders Born: 1940	President since March 2013	President and Chief Investment Officer, Managing Principal, Mission Realty Advisors, LLC (real estate advisory and investment banking), Feb., 2011 to present; None, Apr. 2010 to Jan. 2011; President, Steadfast Advisor Group, Mar. 2009 to Mar. 2010.	n/a	n/a
Michael Achterberg Born: 1963	Treasurer since July 2013, Secretary since March 2017	Chief Operating Officer, PREDEX Capital Management, Mar. 2013 to present; CFO/CCO, TriLinc Global (investment adviser), July 2012 to Oct. 2012; CFO, CSIP Group (private equity and investment banking), Nov. 2009 to Jan. 2012.	n/a	n/a
William Kimme Born: 1962	Chief Compliance Officer since March 2013	Senior Compliance Officer of Northern Lights Compliance Services, LLC (since 2011); Due Diligence and Compliance Consultant, Mick & Associates (August, 2009-September 2011).	n/a	n/a

* The term of office for each Trustee and officer listed above will continue indefinitely.

** The term "Fund Complex" refers to the Fund.

*** The address for all officers is c/o PREDEX, 17605 Wright Street, Suite 2, Omaha, NE 68130.

Board Committees

Audit Committee

The Board has an Audit Committee that consists of three Trustees, each of whom is not an "interested person" of the Trust within the meaning of the 1940 Act. The Audit Committee's responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust's independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust's financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust's independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor's independence; and (v) considering the comments of the independent auditors and management's responses thereto with respect to the quality and adequacy of the Trust's accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. Due to the size of the Board, the Audit Committee is also responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Fund does not accept Trustee nominations from shareholders. During the last fiscal year the Audit Committee met two times.

Trustee Ownership

The following table indicates the dollar range of equity securities that any Trustee beneficially owned in the Fund as of December 31, 2017.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
William J. Chadwick	$[$10,001 to $50,000]	$[$10,001 to $50,000]
Addison Piper	Over $100,000	Over $100,000

Compensation

Each Trustee who is not affiliated with the Trust or Adviser or otherwise Independent receives an annual fee of $20,000, as well as reimbursement for any reasonable expenses incurred attending the meetings. The Trustee who serves as Chairperson of the Audit Committee receives an additional annual fee of $5,000. None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust for services performed during the fiscal year ending April 30, 2017. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Carol A, Broad, Trustee	$25,000	$0	$0	$25,000
Addison Piper, Trustee	$20,000	$0	$0	$20,000
Kerry Vandell, Trustee	$20,000	$0	$0	$20,000

Fair Valuation Committee

While not a committee of Trustees, the Board has established a Fair Valuation Committee (the “FVC”) to which it has delegated certain securities pricing responsibilities. The FVC consists of a representative from the Adviser, the Trust's Treasurer or Assistant Treasurer, a representative of the fund accountant (Gemini Fund Services, LLC "Gemini"), the Trust's CCO, as well as any additional participants as the Board deems appropriate. The FVC is authorized to act provided that at least two members are present. The FVC or Board may enlist third party consultants, such as an audit firm or fair value pricing specialist on an as-needed basis to assist in determining a security-specific fair value or valuation method. In its capacity as fund accountant, Gemini receives or computes the value of each investment security and other asset held by the Fund and computes the NAV for the Fund.

CODES OF ETHICS

Each of the Fund, the Adviser and the Trust's distributor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the "Ethics Codes"). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel ("Access Persons"). The Ethics Codes apply to the Fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures ("Policies") on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board's continuing oversight. The Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser's Proxy Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund's principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund's or its shareholder's interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Trust's directive using the recommendation of an independent third party. If the third party's recommendations are not received in a timely fashion, the Adviser will abstain from voting. A copy of the Adviser's proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-877-940-7202; and (2) on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. In addition, a copy of the Fund's proxy voting policies and procedures are also available by calling toll-free at 1-877-940-7202 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of February [_], 2018, the Trustees and officers directly and indirectly owned less than 1% of the shares of the Fund. As of February [_], 2018, the following shareholders of record owned 5% or more of the outstanding Class I shares of the Fund.

Name & Address	Percentage of Shares
Charles Schwab & Co. Inc. 211 Main Street San Francisco, California 94105	[_]%
Miner Family Trust 135 Main Street San Francisco, California 94105	[_]%

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

PREDEX Capital Management, LLC, located at 18500 Von Karman Ave, Suite 350, Irvine, CA 92612, serves as the Fund's investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in January 2013 for the purpose of advising the Fund and has no other clients.

The Adviser is deemed to be controlled by J.

Grayson Sanders because he indirectly owns over 25% of its interests.

Under the general supervision of the Fund's Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund's service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly fee at the annual rate of 0.55% of the Fund's daily average net assets. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding management fees, interest and extraordinary expenses), to the extent that they exceed 1.20%, 1.45%, 1.45% per annum of the Fund's respective average daily net assets (the "Expense Limitation") attributable to Class I, T and W shares. In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation or any then-current expense limitation to be exceeded. The Expense Limitation Agreement will remain in effect through April 30, 2019, unless and until the Board approves its modification or termination. For the fiscal year ended April 30, 2017, the Adviser earned a management fee of $71,347, all of which was waived; and the Adviser also reimbursed Fund expenses of $246,968, each pursuant to the then-current Expense Limitation Agreement.

Conflicts of Interest

The Fund does not believe the Adviser has any conflicts of interest because the Adviser has no other clients, the portfolio manager does not manage other accounts and he is not permitted to invest in the securities held by the Fund. Nonetheless, although the Adviser has no intention of accepting other clients, the Adviser adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any potential conflicts related to the acceptance of another client or clients. Although the Adviser anticipates that the Institutional Private Fund and mutual fund managers will follow practices to prevent conflicts of interest, no guarantee or assurances can be made that practices will be followed or that an Institutional Private Fund or mutual fund manager will abide by, and comply with, its stated practices. An Institutional Private Fund manager or mutual fund manager may provide investment advisory and other services, directly or through affiliates, to affiliated entities and accounts other than the respective Institutional Private Fund or mutual fund.

No Participation in Investment Opportunities

Members, principals, officers, employees and affiliates of the Adviser may not buy or sell securities or other investments in which the Fund invests.

PORTFOLIO MANAGERS

As described in the prospectus, J. Grayson Sanders and Michael D. Achterberg serve as the co-portfolio managers and are primarily responsible for the day-to-day management of the Fund. As of April 30, 2017, Mr. Sanders indirectly owned $10,001 to $50,000 of Fund shares. As of April 30, 2017, Mr. Achterberg directly owned $100,001 to $500,000 of Fund shares.

As of April 30, 2017, the co-portfolio managers were responsible for the management of no accounts except the Fund.

Distributor

Northern Lights Distributors, LLC (the "Distributor"), located at 17605 Wright Street Omaha, NE 68130, is serving as the Fund's principal underwriter and acts as the distributor of the Fund's shares, subject to various conditions.

ALLOCATION OF BROKERAGE

The Adviser anticipates that the Fund's investments will be made without the services of a broker. However, the Adviser adopted best execution policies and procedures prior to using the services of any broker to execute securities trades with respect to the Fund's investment portfolio.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will generally be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund's net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund's net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year and at least 98% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain ("capital gain dividends") generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from calculations used to determine a taxpayer's status with respect to the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Other Reporting and Withholding Requirements

Payments to a shareholder that is either a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Foreign Account Tax Compliance Act ("FATCA") may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by the Fund after June 30, 2014 and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund after December 31, 2016. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Options, Futures, Forward Contracts and Swap Agreements as Employed by Underlying Investment Vehicles

Because the Fund will invest in Underlying Investment Vehicles, certain, if not all tax aspects of the Underlying Investment Vehicle's investments will indirectly affect or apply to the Fund. To the extent such investments are permissible for the Underlying Investment Vehicle, the Underlying Investment Vehicle's transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Underlying Investment Vehicle, defer losses to the Underlying Investment Vehicle, cause adjustments in the holding periods of the Underlying Investment Vehicle's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Underlying Investment Vehicle's hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Underlying Investment Vehicle's book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Underlying Investment Vehicle's remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Underlying Investment Vehicle's book income is less than taxable income, the Underlying Investment Vehicle could be required to make distributions exceeding book income to qualify as a regular investment company that is accorded special tax treatment.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share, pro rata, in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Legal Counsel

Thompson Hine LLP, 41 S. High St., 17th Columbus, OH 43215, acts as legal counsel to the Fund.

Custodian

The Bank of New York Mellon (the "Custodian") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is One Wall Street, New York, New York 10286.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP is the independent registered public accounting firm for the Fund and will audit the Fund's annual financial statements. RSM US LLP is located at 555 Seventeenth Street, Suite 1000, Denver, CO 80202.

FINANCIAL STATEMENTS

The Financial Statements for the fiscal year ended April 30, 2017 are incorporated herein by reference to the Fund's Annual Report. [The Financial Statements for the semi-annual period ended October 31, 2017 are incorporated herein by reference to the Fund's Semi-Annual Report.] These Financial Statements include the statement of assets and liabilities, statement of operations, statements of changes in net assets, financial highlights and notes. The Fund's annual reports and semi-annual reports are available upon request, without charge, by calling the Fund toll-free at 1-877-940-7202.

APPENDIX

Adviser Proxy Voting Policies and Procedures

Pursuant to the adoption by the Securities and Exchange Commission (the "Commission") of Rule 206(4)-6 (17 CFR 275.206(4)-6) and amendments to Rule 204-2 (17 CFR 275.204-2) under the Investment Adviser Act of 1940 (the "Act"), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Act, for an investment adviser to exercise voting authority with respect to client securities, unless (i) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interests of its clients, (ii) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (iii) the adviser discloses to clients how they may obtain information on how the adviser voted their proxies.

In order to fulfill its responsibilities under the Act, PREDEX Capital Management, LLC (hereinafter, "we" or "our") has adopted the following policies and procedures for proxy voting with regard to direct investments in companies held in investment portfolios of our clients.

KEY OBJECTIVES

The key objectives of these policies and procedures recognize that a company's management is entrusted with the day-to-day operations and longer term strategic planning of the company, subject to the oversight of the company's board of directors. While "ordinary business matters" are primarily the responsibility of management and should be approved solely by the corporation's board of directors, these objectives also recognize that the company's shareholders must have final say over how management and directors are performing, and how shareholders' rights and ownership interests are handled, especially when matters could have substantial economic implications to the shareholders.

Therefore, we will pay particular attention to the following matters in exercising our proxy voting responsibilities as a fiduciary for our clients:

Accountability. Each company should have effective means in place to hold those entrusted with running a company's business accountable for their actions. Management of a company should be accountable to its board of directors and the board should be accountable to shareholders.

Alignment of Management and Shareholder Interests. Each company should endeavor to align the interests of management and the board of directors with the interests of the company's shareholders. For example, we generally believe that compensation should be designed to reward management for doing a good job of creating value for the shareholders of the company.

Transparency. Promotion of timely disclosure of important information about a company's business operations and financial performance enables investors to evaluate the performance of a company and to make informed decisions about the purchase and sale of a company's securities.

DECISION METHODS

We generally believe that portfolio managers that invest in and track particular companies have a unique perspective to make decisions with regard to proxy votes. Therefore, we rely on that perspective to make the final decisions on how to cast proxy votes.

No set of proxy voting guidelines can anticipate all situations that may arise. In special cases, we may seek insight and expertise from outside sources as to how a particular proxy proposal will impact the financial prospects of a company, and vote accordingly.

In some instances, a proxy vote may present a conflict between the interests of a client, on the one hand, and our interests or the interests of a person affiliated with us, on the other. In such a case, we will abstain from making a voting decision and will forward all of the necessary proxy voting materials to the client to enable the client to cast the votes.

SUMMARY OF PROXY VOTING GUIDELINES

Election of the Board of Directors

We believe that good corporate governance generally starts with a board composed primarily of independent directors, unfettered by significant ties to management, all of whose members are elected annually. We also believe that some measure of turnover in board composition typically promotes more independent board action and fresh perspectives on governance. Of greater importance is the skill set of the proposed board member. We will also look at the backgrounds of the directors to gauge their business acumen and any special talent or experience that may add value to their participation on the board.

The election of a company's board of directors is one of the most fundamental rights held by shareholders. Because a classified board structure prevents shareholders from electing a full slate of directors annually, we will pay special attention to efforts to declassify boards or other measures that permit shareholders to remove a majority of directors at any time.

Approval of Independent Auditors

We believe that the relationship between a company and its auditors should be limited primarily to the audit engagement, although it may include certain closely related activities that do not raise an appearance of impaired independence.

We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with a company to determine whether we believe independence has been, or could be, compromised.

PREDEX

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: The financial highlights of PREDEX (the "Registrant") for the fiscal period ended April 30, 2013, fiscal year ended April 30, 2014, fiscal year ended April 30, 2015, fiscal year ended April 30, 2016, fiscal year ended April 30, 2017, [and semi-annual period ended October 31, 2017] are included in Part A of this registration statement in the section entitled "Financial Highlights."

Part B: The Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal period ended April 30, 2013, Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended April 30, 2014, Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended April 30, 2015, Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended April 30, 2016; Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended April 30, 2017; [and Registrant's unaudited Financial Statements and the notes thereto in the Registrant's Semi-Annual Report to Shareholders for the semi-annual period ended October 31, 2017] each filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits

a.	(1) Agreement and Declaration of Trust, which was filed as an exhibit to the Registrant's Registration Statement on March 1, 2013, is hereby incorporated by reference.

(2) Certificate of Trust, which was filed as an exhibit to the Registrant's Registration Statement on March 1, 2013, is hereby incorporated by reference.

(3) Amended Certificate of Trust, which was filed as an exhibit to the Registrant's Registration Statement on March 1, 2013, is hereby incorporated by reference.

b.	By-Laws, as amended, which was filed as an exhibit to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on August 24, 2016, is hereby incorporated by reference.

c.	Voting Trust Agreements: None

d.	Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article 12, "Meetings" of shareholders of the Registrant's By-Laws.

e.	Dividend reinvestment plan: None

f.	Rights of subsidiaries long-term debt holders: Not applicable.

g.	Investment Advisory Agreement, which was filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on April 28, 2016, is hereby incorporated by reference.

h.	(1) Distribution Agreement, which was filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on April 28, 2016, is hereby incorporated by reference.

(2) Selling Agreement Form, which was filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on July 22, 2013, is hereby incorporated by reference.

(3) Shareholder Servicing Plan (Filed herewith).

(4) Multi-Class Plan (Filed herewith).

(5) Distribution Plan (Filed herewith).

(6) Dealer Manager Agreement (to be filed by subsequent amendment).

i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.	Custodian Agreement, which was filed as an exhibit to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on August 24, 2016, is hereby incorporated by reference.

k.	(1) Fund Services Agreement, which was filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on April 28, 2016, is hereby incorporated by reference.

(2) Compliance Consulting Agreement, which was filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on April 28, 2016, is hereby incorporated by reference.

(3) Expense Limitation Agreement (to be filed by subsequent amendment).

l.	(1) Opinion of Counsel, which was filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on July 22, 2013, (to be incorporated by reference by subsequent amendment).

(2) Consent of Counsel (to be filed by subsequent amendment).

m.	Non-resident Trustee Consent to Service of Process: Not applicable.

n.	Consent of Independent Registered Public Accounting Firm (to be filed by subsequent amendment).

o.	Omitted Financial Statements: None

p.	Initial Capital Agreement, which was filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on July 22, 2013, is hereby incorporated by reference.

q.	Model Retirement Plan: None

r.	(1) Code of Ethics-Fund, which was filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on July 22, 2013, is hereby incorporated by reference.

(2) Code of Ethics-Adviser, which was filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on July 22, 2013, is hereby incorporated by reference.

(3) Code of Ethics-Principal Underwriter/Distributor, which was filed as an exhibit to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on August 24, 2016, is hereby incorporated by reference.

s.	(1) Powers of Attorney, which were filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on July 22, 2013, is hereby incorporated by reference.

(2) Form of Subscription Agreement, which was filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on July 22, 2013, is hereby incorporated by reference.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of [__ _], 2018

Title of Class Shares of Beneficial Ownership.	Number of Record Holders [_]

Item 30. Indemnification

Reference is made to Article VIII, Section 2 of the Registrant's Agreement and Declaration of Trust (the "Declaration of Trust"), previously filed as an exhibit, Sections 8 and 9 of the Registrant's Distribution Agreement, Section 5 of the Fund Services Agreement, each previously filed as an exhibit hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and agreements in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of PREDEX." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-77936), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Gemini Fund Services, LLC, PREDEX's administrator, maintains certain required accounting related and financial books and records of the Registrant at 17605 Wright Street, Suite 2, Omaha, NE 68130 and 80 Arkay Drive, Hauppauge, New York 11788. The Bank of New York, PREDEX's custodian, maintains certain required accounting related and financial books and records of the Registrant at One Wall Street, New York, New York 10286. Northern Lights Distributors, LLC, PREDEX's distributor, maintains certain required accounting related and financial books and records of the Registrant at 17605 Wright Street Omaha, NE 68130. The other required books and records are maintained by the Adviser at 18500 Von Karman Ave, Suite 350, Irvine, CA 92612.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of PREDEX declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of PREDEX increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES

PPursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 14th day of December 2017.

PREDEX

By: /s/ Michael V. Wible

Name: Michael V. Wible

Title: Attorney-in-Fact Pursuant to Powers of Attorney(previously filed)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities and on December 14, 2017.

Name	Title(s)
Carol Broad*	Trustee
William J. Chadwick*	Trustee
Addison Piper*	Trustee
J. Grayson Sanders*	President
/s/ Michael Achterberg	Treasurer

By: /s/ Michael V. Wible

Michael V. Wible

*Attorney-in-Fact Pursuant to Powers of Attorney (previously filed)

EXHIBIT INDEX

Description	Exhibit Number
EShareholder Servicing Plan	99(h)(3)
CMulti-Class Plan	99(h)(4)
CDistribution Plan	99(h)(5)